Exhibit 99.1 2022 Annual Report

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE Table of contents 02 Letter to our shareholders 05 2022 key figures 07 Our purpose 09 Who we are and what we brew 12 Our diversified footprint 13 2022 in review 21 Our strategy 25 Lead and grow the category 30 Digitize and monetize our ecosystem 34 Optimize our business 37 Enabl e a sustainable and inclusive future 49 Corporate governance report This is an interactive report—when you see this icon, click to learn more AB InBev - Annual Report 2022 1

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE Letter to our shareholders continued to constrain our full growth potential, operating model to further embed a long-term Creating a future with more we are pleased that our company once again growth and value creation mindset throughout cheers. delivered EBITDA growth at the upper end of our our organization. Our business delivered another year of broad- medium-term growth ambition and outlook for based growth resulting in record high volumes the year. Our performance is a direct result of our Delivering consistent growth. and strong top- and bottom-line results. This was fundamental strengths and strategic choices, as Our momentum continued in FY22, with our driven by the consistent execution of our strategy Driven by the consistent we continued to invest in our brands, capabilities business delivering top-line growth of 11.2% and strength of the beer category globally. and accelerated digital transformation, while execution of our strategy with a volume increase of 2.3%. Revenue per hl While 2022 was not without its challenges, optimizing our business. increased by 8.6%, accelerating in the second we delivered another including economic uncertainties, elevated We continue to invest in our people and evolve half of the year driven by revenue management year of strong results. Our input costs and supply chain disruptions which our culture with important enhancements to our initiatives and continued premiumization. As a business has momentum result of our record high volumes and top-line growth across all operating regions, our reported and we continued to build revenue is now approximately 5.5 billion USD on our platform to deliver ahead of FY19 pre-pandemic levels with volumes profitable growth. We are 5.8% ahead. grateful to our colleagues EBITDA increased by 7.2%, as our top-line growth and partners around the was partially offset by anticipated transactional FX and commodity cost headwinds and higher world for their commitment selling, general and administrative expenses and contributions, as we due primarily to elevated costs of distribution. continued to navigate a Underlying USD earnings per share increased by 5.2%. challenging environment. The Board of Directors and Progressing our strategic the management team priorities. remain focused on creating We made significant progress in FY22 across superior long-term value and each of our three strategic pillars to deliver a future with more cheers for consistent growth and build on our platform for superior long-term value creation. all of our stakeholders. Lead and grow the category Marty Barrington Driven by the investment in our marketing capabilities and consistent execution of our five proven and scalable category expansion levers, AB InBev - Annual Report 2022 2

AB InBev | LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

> "We delivered all-time high full-year volumes with accelerated revenue per hl, resulting in 11.2% revenue growth and EBITDA growth at the top-end of our outlook. Underlying EPS increased by 5.2% and another year of strong cash flow generation resulted in deleveraging to a net debt to EBITDA ratio of 3.51x.
>
> **Michel Doukeris**

our FY22 volumes reached a new all-time high with growth across more than 60% of our markets.

2022 was a marquee year for our brands and marketing teams. At the Cannes Lions International Festival of Creativity we were awarded 50 Lions, a record high for our company, across nine different brands and were honored to be recognized as the Creative Marketer of the Year. Following this recognition of our creative marketing capabilities we were also named the World's Most Effective Marketer in the Global Effie Effectiveness Index.

Consistent investment in our brands and disciplined innovation are key enablers of our strategy and momentum. We increased our marketing investments organically in FY22 while improving effectiveness through our best-in-class creativity, advanced digital transformation and in-house creative agency, DraftLine. Leveraging our 'seed-launch-sustain' approach, in FY22 innovations introduced over the last three years contributed 5 billion USD in revenue. We are driving strong consumer connection with our brands which resulted in a new record high overall portfolio Brand Power.

- **Inclusive Category:** In FY22, the percentage of consumers purchasing our portfolio of brands increased across more than 70% of our focus markets, according to our estimates. This increase in participation was led by female consumers, driven by the expansion of brands and packs in our premium and Beyond Beer portfolios.
- **Core Superiority:** Our mainstream portfolio delivered high-single digit revenue growth in FY22 and outperformed the industry in the majority of our key markets, according to our estimates. The strength of our core portfolio and the beer category across our emerging and developing markets in Africa and Middle Americas delivered a particularly strong performance, growing volumes by mid-single digits in aggregate.
- **Occasions Development:** We continue to focus on expanding the beer category to reach more consumers on more occasions. Our no-alcohol beer portfolio delivered another year of double-digit revenue growth with our performance driven by Budweiser Zero, which was the #1 no-alcohol beer by volume in the US in 4Q22, and the expansion of Corona Cero throughout Europe. In addition, our digital direct-to-consumer solutions are enabling us to develop new consumption occasions and delivered low-teens revenue growth in FY22 versus last year.
- **Premiumization:** Our broad portfolio of above core beer offerings continues to lead the segment globally and grew revenue by low-teens in FY22. Corona and Stella Artois led the growth of our global brands with a revenue increase of 18.6% and 11.7% respectively, outside of their home markets. Budweiser grew by 2.5% outside of the US, despite the impact of COVID-19 restrictions in China, the brand's largest market.
- **Beyond Beer:** In FY22, our Beyond Beer business contributed approximately 1.6 billion USD of revenue and grew by low-single digits, as growth globally was partially offset by a soft malt-based seltzer industry in the US. In South Africa, Brutal Fruit and Flying Fish delivered 18% revenue growth. In the US, within the spirits-based ready-to-drink segment, Cutwater and NÜTRL vodka seltzer combined grew revenues by over 70% with volumes ahead of the industry.

Digitize and monetize our ecosystem

Our accelerated digital transformation is a key competitive advantage of our business, improving the way we connect with our ecosystem of two billion consumers and six million customers. We are driving incremental growth through our digital products and expanding the beer category into more occasions. While we are energized by our progress, we believe we are likely only scratching the surface of what is possible.

- **Digitizing our relationships with our more than six million customers globally:** BEES is live in 20 markets with approximately 63% of our revenues now through B2B digital platforms. In FY22, BEES reached 3.1 million monthly active users and captured approximately 32 billion USD in gross merchandise value (GMV), growth of over 60% versus FY21. BEES Marketplace is now live in 15 countries and captured approximately 950 million USD in GMV from sales of third-party products, generating incremental revenue of 850 million USD for our business. As of 4Q22, over 55% of BEES customers in these countries were also BEES Marketplace buyers.
- **Leading the way in DTC solutions:** Our omnichannel direct-to-consumer (DTC) ecosystem of digital and physical products generated revenue of approximately 1.5 billion USD this year, mid-teens growth versus 2021. Our digital DTC products, Ze Delivery, TaDa and PerfectDraft are now available in 17 markets, and in FY22 generated over 450 million USD in revenue and fulfilled 69 million orders. Our network of

AB InBev - Annual Report 2022 | 3

ABInBev LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

physical retail products, such as Modelorama in Mexico and Pit Stop in Brazil, continued to deliver revenue growth across our footprint of approximately 13 000 stores.

- **Unlocking value from our ecosystem:** In FY22, we completed the construction of our first scale manufacturing facility for EverGrain in St. Louis to upcycle our saved barley into high value plant-based protein ingredients.

Optimize our business

Our objective to maximize long-term value creation is driven by our focus on three areas: disciplined resource allocation, robust risk management and an efficient capital structure. We continued to deliver strong free cash flow in FY22, generating approximately 8.5 billion USD, and as a result we have made significant further progress on our deleveraging journey. Gross debt reduced by 8.9 billion USD to reach 79.9 billion USD, resulting in net debt of 69.7 billion USD and a net debt to EBITDA ratio of 3.51x as of 31 December 2022.

We maintain a strong liquidity position of approximately 20.0 billion USD, consisting of 10.1 billion USD available under our Sustainability-Linked Loan Revolving Credit Facility and 9.9 billion USD of cash. Our bond portfolio has a very manageable pre-tax coupon of approximately 4% with 95% of the portfolio fixed rate, a weighted average maturity of greater than 15 years and no relevant medium-term refinancing needs.

As a result of our continued momentum, strong free cash flow generation and deleveraging progress, the AB InBev Board of Directors has proposed a full year dividend of 0.75 EUR per share, a 50% increase versus 2021.

Advancing our sustainability priorities.

We continue to deliver on our sustainability agenda to enable our commercial vision and fulfill our company purpose. We remain committed to the principles of the United Nations Global Compact. As part of our Smart Drinking program, we believe that through the power of our brands and marketing we can drive positive behavior change in society and reduce harmful consumption of alcohol. We invested over 700 million USD from 2016-2022 in social norms marketing campaigns and are on track to deliver our 1 billion USD goal by 2025.

In recognition of our leadership in corporate transparency and performance on climate change and water security we were recognized by CDP with a double A score and awarded the Gold Medal for International Corporate Achievement in Sustainable Development by the World Environment Center. We are also proud to be included in the 2023 Bloomberg Gender-Equality Index, a reference index that tracks the performance of public companies that have demonstrated their commitment to gender equality in the workplace.

We continued to make progress towards our ambitious 2025 Sustainability Goals. We contracted 97% of our global purchased electricity volume from renewables with 67.6% operational, and since 2017, we reduced our absolute GHG emissions across Scopes 1 and 2 by 39% and GHG emissions intensity across Scopes 1, 2 and 3 by approximately 21%. In Sustainable Agriculture, 89% of our direct farmers met our criteria for skilled, 72% for connected and 72% for financially empowered. In Water Stewardship, 100% of our sites located in high stress areas started implementation of solutions with six sites already seeing measurable impact. For Circular Packaging, 77% of our products were in packaging that was returnable or made from majority recycled content. We are also progressing on our ambition to achieve net zero by 2040, reaching carbon neutrality at an additional ten facilities in FY22, now totaling thirteen globally.

Please refer to our 2022 ESG report for further details

Creating a future with more cheers.

Looking ahead to 2023, we believe the strength of the beer category remains fundamentally attractive as it is big, profitable and growing. While the operating environment may continue to be dynamic, we are laser-focused on executing our strategy and our business has momentum. Our strategic choices this year across revenue management, organizational structure and commercial investment position us well to continue delivering consistent profitable growth. We have an industry leading portfolio of brands across all price points, an advantaged geographic footprint with leading positions in most of the world's largest beer profit pools and growth regions, and advanced digital products that are bringing us closer than ever to our customers and consumers. We are investing in our brands, facilities and digital transformation to support our organic growth potential and optimizing our financial profile through disciplined resource allocation and everyday efficiency.

Our performance this year would not have been possible without the passion and deep ownership culture of our people. Our teams worked with relentless commitment and high engagement throughout the year to deliver on our strategic and financial objectives and we take this opportunity to thank all our colleagues globally for their hard work and dedication.

Our continued momentum and the significant opportunities to deliver growth across our three strategic pillars reinforce our confidence in our ability to generate superior long-term value and deliver on our purpose to Dream Big to Create a Future with More Cheers.

Marty Barrington
Chairman of the Board

Michel Doukeris
Chief Executive Officer

AB InBev - Annual Report 2022 | 4

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE 2022 key figures PERFORMANCE BRAND AWARDS OPERATIONS INNOVATION 232 ~5 billion USD 175 57.8 billion USD beer awards won at major revenue contribution from our innovations major breweries 2022 revenue international competitions in 2022 517.99 million hl 63% ~50 global revenue comes from countries with operations 2022 beer volume digital Cannes Lions awards, including 19.8 billion USD 50 Creative Marketer of the Year EBITDA CREATIVE GRAND PRIX MARKETER (Effectiveness) OF THE YEAR 7.2% organic EBITDA growth 10 22 16 $3.03 GOLD SILVER BRONZE underlying EPS AB InBev - Annual Report 2022 5

ABInBev
LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

SUSTAINABILITY

14.3%
improvement in water efficiency since 2017

20.7%
reduction in Scopes 1, 2 and 3 emissions per hectoliter of production since 2017

39.2%
reduction in Scopes 1 and 2 absolute emissions since 2017

97.1%
renewable electricity contracted

77%
products in packaging that was returnable* or made from majority recycled content**

SMART DRINKING

700 million USD
investment in social norms marketing since 2016***

100%
of our beer labels have Smart Drinking actionable advice in the 26 countries where mandatory labeling is not required

COMMUNITY SUPPORT

10+ million
cans of emergency drinking water delivered to those in need

* Kegs and returnable glass bottles
** Average recycled content of cans portfolio is more than 50%
*** 331 million USD of the total amount has been validated through an independent external auditor. The remaining investment figures are under review. Total investment could potentially change based on results of external assurance process results.

PEOPLE

~167,000
colleagues

132
nationalities represented

35%
salaried women in our workforce (+5% since 2017)


Women among our top five leadership levels
19%
20%
22%
24%
26%
28%
2017
2018
2019
2020
2021
2022

AB InBev - Annual Report 2022 | 6

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE Our global purpose We dream big to create a future with more cheers. Our purpose drives everything we do. As we continue to build on our more than 600 years of heritage, we are always looking to serve up new ways to meet life’s moments, and we dream big to move our industry forward. We are building a future where everyone feels welcome and we are united by our collective ambition to make positive and lasting contributions to our communities. Our purpose enables us to deliver on our commercial vision. It gives us flexibility to innovate and develop solutions that address customer and consumer needs. We are dreaming big to create a future with more cheers by aiming to: • Advance sustainability around the world • Drive category leadership and growth of our industry • R each more consumers on more occasions with our best-in-class portfolio and strong innovation pipeline • Use da ta and technology to connect with our customers and consumers • Connect our farmers with resources • Make a positive and lasting impact in our local communities around the globe in the moments that matter • Empower our approximately 167,000 colleagues, who are passionate owners and problem-solvers, to lead real change AB InBev - Annual Report 2022 7

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE Our purpose manifesto AB InBev always dreams big. It’s our culture and our heritage. We But more than that, it’s our future. dream A future where we always look forward. big to Always serve up new ways to meet life’s moments. A future where we keep dreaming bigger. create To provide opportunities for our people. a future Lift up our neighbors. with And make a meaningful impact on the world. A future that everyone can celebrate. more And everyone can share in. cheers. A future with more cheers. AB InBev - Annual Report 2022 8

ABInBev | LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Who we are and what we brew

We dream big to create a future with more cheers.

Our company, with its extraordinary heritage of more than 600 years, has countless stories of both pride of ownership and potential. We were built by resilient people who, even in the face of challenges, never stopped dreaming big to create a future with more cheers.

Our culture of ownership defines who we are and what we do. It's the reason we dig deep to build strong teams, support each other and deliver solid results. Today, more than ever, it's important to promote a culture when everyone feels included, empowered and able to share ideas.

Our 10 Principles shape how we interact, influence how we make decisions and guide how we do business. That's why, at AB InBev, we place them at the core of our culture. In 2022, we refreshed our 10 Principles to align more closely to our company purpose and strategy and to emphasize our:

- customers and consumers
- collaboration and simplification
- long-term thinking and value creation

ABI 10 PRINCIPLES

01 We dream big.
02 We are owners who think long-term.
03 We are powered by great people and build diverse teams through inclusion and collaboration.
04 We lead change and innovate for our consumers.
05 We grow when our customers grow.
06 We thrive when our communities thrive.
07 We believe in simplicity and scalable solutions.
08 We manage costs tightly and make choices to drive growth.
09 We create and share superior value.
10 We never take shortcuts.




Budweiser

Our passion for beer is at the heart of everything we do.

We are proud of the quality of our brands. Superior products, paired with a deep understanding of our consumers and their unique needs and occasions, give us the ability to create a future with more cheers. Our passion for beer focuses on three components.

- **Growing our quality culture:** Our quality culture begins with sourcing the finest ingredients. We expanded our operations in Argentina to become one of the country's largest hops producers. We also celebrated the Hop Harvest Festival at Fazenda Santa Catarina in Lages, Brazil.

  We offer industry-leading education opportunities to equip our colleagues to be brand and category ambassadors through initiatives including our global brewmaster program, Academia da Cerveja in Brazil, the Beer Academy in Peru and the Facultad de la Cerveza in Bolivia.

Learn about our Ten Brewing Principles

AB InBev - Annual Report 2022 | 9

ABInBev
LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

232

total beer awards won: 74 gold, 73 silver and 85 bronze medals at major international competitions in 2022


Corona

- **Driving brand innovation:** We strive to win the hearts of consumers with the best products made from the finest ingredients. This year, we launched unique craft products such as 059 Coastline Craft in China, Corona Sunbrew 0.0% in Canada, the world's first non-alcoholic brew with vitamin D, and Stella Artois Unfiltered in Europe.

Read more about our Putian Craft Brewery and 059 Coastline Craft brand

- **Engaging with consumers:** We infuse our unique passion for beer when connecting with consumers. This year, our brands Spaten and Löwenbräu celebrated beer and our heritage by raising pints with millions of visitors and beer fans during the return of the world's largest beer events, the Oktoberfest celebrations hosted in Munich, Germany, and in Blumenau, Brazil.

We are building a more resilient and sustainable supply chain.

This year, our teams worked through supply chain challenges, improving packaging efficiencies by 2.5% (Gross Line Yield) and productivity by 2.9%. We continued to use automated tools to plan and manage our inventories, allowing us to have visibility into availability, location and demand for our materials. Through this process, we order items sooner, helping avoid variability and potential disruptions in the supply chain.

We are creating the supply chain of the future.

By innovating through discovery, development and the scaling of technology, we can deliver fresh beer to markets across the world while keeping sustainability as a top priority. For instance, we rolled out digital transformation, including global implementation of a tracking and monitoring tool for all brewing, packaging and utilities operations. This tool cross-references data in standard operating procedure with operational performance to benchmark and distribute best practices across operations with similar climates and conditions. Since its implementation, we registered a 1.6% line efficiency improvement in multiple markets.

We are also using artificial intelligence to train our workforce and promote knowledge-sharing. Through an automated workflow system, we are digitizing our global workforce to improve total productivity and resource optimization throughout our company. As a result of our efforts, the Manufacturing Leadership Council named us Manufacturer of the Year 2022.

Our Global Innovation and Technology Center (GITEC) team also helped bring innovations to market at improved speed and scale. This year, GITEC supported the launch of 300 products, with an average of 3.7 months from ideation to launch, which represents a 7.5% reduction compared to 2021. This included the launch of Corona Cero across Europe and in Brazil, and a personalized QR code in Budweiser bottles to give consumers a chance to win a ticket to the FIFA World Cup™.

We are innovating to make progress on our sustainability journey.

From our brewing process to our packaging and more, we are innovating to make an impact. This year, we launched the award-winning Corona 20-pocket beer crate made 91% from recycled plastic from fishing lines, ropes and nets recovered from the sea. At our Magor brewery in South Wales, UK, we installed the world's largest wort cooler, which will chill three million pints of beer each day while reducing energy usage at the site by 6%.

Learn more about how we are using green technology in South Wales, UK

We also continued to advance our ambition to achieve net zero by 2040, achieving carbon neutrality at an additional ten breweries in 2022 across Argentina, Brazil, China and Uruguay.

Read more about our 2025 Sustainability Goals and our progress


STELLA ARTOIS

AB InBev - Annual Report 2022 | 10

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE From seed to sip Creating value in our supply chain. Farmers Distributors Consumers We value our relationships with farmers in our supply chain, who provide Our distributors ensure our products are available where consumers want In perhaps the most important step of all, consumers enjoy our beer. We simple ingredients for our products. Our mutual collaboration is a key them. We work with distribution partners to responsibly and safely deliver are always looking to serve up new ways to meet life’s moments. We aim to element in creating a sustainable supply of high-quality ingredients for our products. connect with our consumers by offering meaningful brand experiences our products. That is why we invest in research, crop advisory services in a responsible way and promoting moderation as the social norm for and technology through our agricultural development programs and our consumers. agronomy teams to help farmers improve their resilience and profitability. FARMING CONSUMPTION DISTRIBUTION RETAIL BREWING Brewers & manufacturers Customers Communities We have operations in nearly 50 countries, consisting of 175 major We partner with retailers, bar owners and wholesalers to responsibly bring We are an integral part of the communities where we live and work. breweries and 40 verticalized operations including hop farms and barley our beers to our consumers, while supporting our customers’ business We strive to make a positive and lasting impact in our communities, malting facilities. With our brewing, bottling and packaging capabilities, growth. We are helping close the gap in digital and financial inclusion and advancing initiatives in areas such as sustainability, financial and digital we use our knowledge, expertise and innovation to transform ingredients are pursuing extraordinary execution of our brands in both the on- and inclusion, Smart Drinking, road safety and recycling programs. and raw materials into products that consumers love. We work to optimize off-premise. our own operations and partner with suppliers to advance the sustainable use of resources. AB InBev - Annual Report 2022 11

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE EMEA Our diversified footprint 15% of global AB InBev volume Our diverse geographic footprint spans nearly 50 countries. 14% Our portfolio of more than 500 iconic global and local brands of AB InBev revenue represents one out of every four beers sold. 13% of normalized EBITDA APAC North America 15% 17% of global AB InBev volume of global AB InBev volume 12% 29% of AB InBev revenue of AB InBev revenue 10% 29% of normalized EBITDA of normalized EBITDA South Middle Americas America 25% of global AB InBev volume 28% of global AB InBev volume 25% of AB InBev revenue 20% of AB InBev revenue 31% of normalized EBITDA 17% of normalized EBITDA *Percentages are based on share of AB InBev worldwide excluding Global Export and Holding Companies. AB InBev - Annual Report 2022 12

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE 2022 in review AB InBev - Annual Report 2022 13

ABInBev | LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Global highlights

In 2022, here's how we continued to dream big to create a future with more cheers.

JANUARY

Unveiled a new **AB InBev logo and visual brand identity**. The symbol represents the clinking of glasses at the moment of "cheers." The golden hue captures our optimism, and the wordmark reinforces our forward momentum.

ABInBev
To a Future With More Cheers

FEBRUARY

Celebrated that **one in every 110 jobs in the world is linked to the beer sector**, as reported by **Oxford Economics**, in partnership with the Worldwide Brewing Alliance (WBA), in the first-ever **global study on beer's economic impact** in communities.

Recognized by *Fortune* as one of the **World's Most Admired Companies.**

MARCH

Announced **humanitarian relief** in Ukraine, through the AB InBev Efes joint venture, providing counseling, housing and financial support to JV colleagues and their families.

Ranked #12 in Fast Company's **50 Most Innovative Companies for 2022**, marking the first time in our company's history that we appeared on that list.

Selected by WARC, an international marketing intelligence company, as **the world's most effective advertiser of 2022**, recognizing the creative effectiveness of our Marketing teams.



APRIL

Launched the **Budweiser Energy Collective** to help provide renewable electricity to power bars, stadiums and venues around the world.

Appointed **Ricardo Tadeu** as Chief Growth Officer, integrating sales, marketing, B2B and direct-to consumer.


INTRODUCING THE BUDWEISER ENERGY COLLECTIVE.

MAY

Launched **Chernigisvke**, Ukraine's most-loved beer brand, in 14 markets globally. Proceeds benefit humanitarian relief efforts, in which AB InBev donated 5 million USD to support this initiative.

Earned the **Gold Medal for International Corporate Achievement in Sustainable Development** through the World Environment Center.

JUNE

Celebrated winning a record-breaking **50 Cannes Lions awards**, including the Creative Marketer of the Year. Nine of our brands were honored, and we also took home a Silver Lion for **Creative Business Transformation.**

Celebrated **Michelob ULTRA's** 20th anniversary. By prioritizing joy and championing a balanced lifestyle, the brand has become the second-largest brand by volume in the US and is now available in ten markets.

Recognized by the Manufacturing Leadership Council at the Manufacturing Leadership Awards for initiatives in AI and Machine Learning, Digital Network Connectivity and Operational Excellence in our supply and brewery operations; also received the Manufacturer of the Year – Large Enterprise Award.



AB InBev - Annual Report 2022 | 14

ABInBev | LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE



JULY

Celebrated **Michel Doukeris'** first year as CEO of AB InBev.

Renewed and expanded our partnership with the United Nations Institute of Training and Research (UNITAR) to improve road safety, support female entrepreneurs and promote sustainable water use. With the support of the **AB InBev Foundation**, UNITAR presented a mural to the city of New York to raise road safety awareness.

AUGUST

Announced the grand opening of Corona Island, a first-of-its-kind eco-tourism paradise off the Caribbean Coast of Colombia. The island has achieved **Oceanic Global's three-star plastic-free Blue Seal** for sustainable practices, including the elimination of **single-use plastic.**

Celebrated **Global Smart Drinking Week,** which encourages simple shifts in social behaviors such as alternating a no-alcohol beer or water between rounds, eating food while drinking and pre-ordering a ride home.



SEPTEMBER

Launched **Budweiser's FIFA World Cup™ campaign** with a global rallying cry, **"The World is Yours to Take."** The campaign inspired fans to pursue their dreams.

Named **the World's Most Effective Marketer** in the Global Effie Index by **Effie Worldwide**, reinforcing our creative team's ingenuity and effectiveness.


THE WORLD IS YOURS TO TAKE

Named to *Fortune's* **Change the World** list in recognition of our global initiatives in water stewardship.

Established our digital direct-to-consumer platform **TaDa Delivery** across ten markets in Latin America .



OCTOBER

Celebrated the return of **two of the world's largest beer festivals** with our brands Spaten and Löwenbräu: the Oktoberfest, in both Munich, Germany, and Blumenau, Brazil.

Recognized with the *Financial Times'* **Most Innovative Lawyers Award** in the Risk Management category, highlighting the work of our Digital Ethics and Solutions teams in using data analytics to track and measure the effectiveness of our **data protection compliance program**.



NOVEMBER

Engaged with more than 1.2 million points of consumption and billions of consumers through our digital platforms in more than 70 countries during the **FIFA World Cup™** – our biggest global campaign to date.

Recognized by *Forbes* as one of the **top female-friendly companies in 2022.**

Announced a record number of startups joining the **100+ Accelerator's fourth cohort**. Forty-six sustainability-focused startups will pilot sustainable innovation in supply chains.

DECEMBER

Activated the #BringHomeTheBud campaign across multiple markets during the **FIFA World Cup™**, offering Budweiser and Bud Zero beers to fans of winning teams.

Fulfilled **69 million orders** across our digital direct-to-consumer platforms, a 5% increase compared to 2021.

Recognized by CDP, formerly the Carbon Disclosure Project, with a **double A score** for transparency and reporting on climate change and water security.

AB InBev - Annual Report 2022 | 15

ABInBev
LETTER TO OUR SHAREHOLDERS
2022 KEY FIGURES
OUR PURPOSE
WHO WE ARE AND WHAT WE BREW
OUR DIVERSIFIED FOOTPRINT
2022 IN REVIEW
OUR STRATEGY
ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Zone highlights

North America
Zone Headquarters: St. Louis, Missouri, United States

HIGHLIGHTS

- Michelob ULTRA is now the second-largest beer brand in the U.S., while Bud Light maintained its position as the number one best-selling beer brand. In beyond beer, Cutwater is now the leading spirits-based ready-to-drink cocktail, and NÜTRL became the second largest vodka seltzer.
- Celebrated the 175th anniversary of Labatt Breweries of Canada and its brewing excellence and leadership in the Canadian beer and total beverage space.
- Opened a technical excellence center on our St. Louis campus through a 5 million USD investment to provide our colleagues with opportunities to develop critical skillsets.
- Continued to lead our industry in making a positive impact in U.S. communities, highlighted by a first-of-its-kind partnership with Mothers Against Drunk Driving and Uber aimed to end drinking and driving, and by teaming up with professional sports leagues and teams to launch the National Recycling League in stadiums and arenas across the country.
- Produced and donated more than three million cans of clean drinking water to communities in the US and Canada impacted by natural disasters.
- Launched BEES in Quebec, expanding the platform's presence in Canada.
- In Canada, Budweiser teamed up with the Hockey Diversity Alliance (HDA) and created the #TapeOutHate campaign, aiming to help eradicate racism both on and off the ice.

ZONE PERFORMANCE

102.7
million hl
volume

16.6
billion USD
revenue

6.1
billion USD
EBITDA



OUR KEY BRANDS


BUD LIGHT
BUSCH LIGHT
nütrl
LIME MARGARITA

AB InBev - Annual Report 2022 | 16

ABInBev | LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Middle Americas Zone Headquarters: Mexico City, Mexico

HIGHLIGHTS

- Delivered growth in Mexico, led by our Modelo, Pacífico and Michelob ULTRA brands. We also continued to expand our distribution footprint through our Modelorama and OXXO stores.
- Led growth in Colombia through our global brands and local premium brand, Club Colombia.
- Announced a 413 million USD investment in a new brewery in the northern region of Palmar de Varela in Colombia.
- Expanded use of single-serve returnable bottles in Peru of local brands Pilsen Callao and Cusqueña, driving frequency and penetration and developing new occasions.
- Recovered 29.1 kilometers of Peru's *amunas*, an ancestral catchment system that channels a supply of rainwater in the upper basin of Lima, benefitting more than 1,000 residents in the surrounding communities.
- Launched the world's lightest can in Mexico, marking the latest Grupo Modelo sustainable innovation. Brands such as Corona and Pacífico are using the 410-milimiter sleek can, which uses less aluminum than a regular can.
- Hosted the first International Corporate Volunteering Forum, in Mexico, gathering leaders in the public and private sectors, academia and other partner groups to discuss and share best practices.

ZONE PERFORMANCE

147.6
million hl
volume

14.2
billion USD
revenue

6.6
billion USD
EBITDA

OUR KEY BRANDS


Corona
Modelo
POKER


Festival

AB InBev - Annual Report 2022 | 17

ABInBev
LETTER TO OUR SHAREHOLDERS
2022 KEY FIGURES
OUR PURPOSE
WHO WE ARE AND WHAT WE BREW
OUR DIVERSIFIED FOOTPRINT
2022 IN REVIEW
OUR STRATEGY
ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

South America Zone Headquarters: São Paulo, Brazil

HIGHLIGHTS

- Activated the #BringHomeTheBud campaign in Argentina, celebrating the national team's win in the FIFA World Cup™.
- Celebrated one year of Spaten's arrival to Brazil. The brand was also the official sponsor the country's Oktoberfest celebrations.
- Registered growth of Stella Artois in Brazil with a focus on meal occasions. The combination of our DTC platform, Zé Delivery, and 300-milimiter returnable glass bottles drove in-home consumption.
- Fulfilled 62.4 million total orders through Zé Delivery in Brazil.
- Expanded our BEES customer base, including through our partnership with Grupo Pão de Açúcar, one of Brazil's largest supermarket chains. We increased the assortment of items available in BEES to more than one million points of sale.
- Guaraná Antarctica is now packaged in bottles made 100% from recycled PET as part of our effort to eliminate plastic pollution.

ZONE PERFORMANCE

164.3
million hl
volume

11.6
billion USD
revenue

3.5
billion USD
EBITDA

OUR KEY BRANDS


SPATEN
PATAGONIA
24.7
BRAHMA


BRA
Photo credit: Produtora Sicarius

AB InBev - Annual Report 2022 | 18

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE APAC Zone Headquarters: Hong Kong, China HIGHLIGHTS ZONE PERFORMANCE • Expanded BEES to more than 90 cities in China. 88.9 • Upgr aded to an “AA” rating in the MSCI ESG Ratings, which was the third rating upgrade in million hl less than three years. volume • Celebrated India becoming the fifth largest market for the Budweiser brand. • Con tinued to advance our no- and low-alcohol 6.5 brand positioning in South Korea with Cass 0.0, billion USD Budweiser Zero, Hoegaarden 0.0 and Hoegaarden revenue Fruit Brew (Rosee and Pear). • Expanded our portfolio in India with Seven Rivers’ mild wheat beer and strong wheat beer. We also introduced Magnum Double Barrel 2.1 whiskey and Mike’s Hard Lemonade in the state of billion USD Maharashtra. EBITDA OUR KEY BRANDS AB InBev - Annual Report 2022 19

ABInBev
LETTER TO OUR SHAREHOLDERS
2022 KEY FIGURES
OUR PURPOSE
WHO WE ARE AND WHAT WE BREW
OUR DIVERSIFIED FOOTPRINT
2022 IN REVIEW
OUR STRATEGY
ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

EMEA

Zone Headquarters: Leuven, Belgium

EUROPE HIGHLIGHTS

- Continued to premiumize our portfolio in Europe, with our global and super-premium brands such as Leffe and Hoegaarden.
- Launched BEES in the UK and continued to expand the shopper base of our DTC product, PerfectDraft, in Europe.
- Launched Corona Cero, a no-alcohol beer, across Europe, including markets such as Belgium, France and UK.
- Partnered with safety app WalkSafe and nighttime venues in the UK on a campaign focused on spreading the message that "the fun isn't over until every Bud is home."
- Opened VERBUND's Pinos Puente solar park in Spain, allowing us to brew our beers across Western Europe with 100% renewable electricity.


BEES
IS HERE!

OUR KEY BRANDS


Leffe
Jupiler

Zone Headquarters: Johannesburg, South Africa

AFRICA HIGHLIGHTS

- Delivered strong volume growth in South Africa, driven by key brands in our premium and beyond beer portfolios and the Carling Black Label brand.
- Announced the appointment of Richard Rivett-Carnac as the CEO of the South African Breweries (SAB).
- Continued to see strong consumer demand in Tanzania, Botswana and Zambia. Launched Corona in Ghana to expand our portfolio of leading brands in the country.
- Launched BEES in Uganda and Tanzania.
- Implemented seven Gauteng-based mobile Alcohol Evidence Centres (AECs) in Dube, Soweto, in partnership with the Johannesburg Metropolitan Police Department (JMPD). The program is part of SAB Sharp, a responsible consumption platform that is designed to create a smarter drinking culture in Soweto.

OUR KEY BRANDS


CASTLE
HERO

ZONE PERFORMANCE

90.8
million hl
volume

8.1
billion USD
revenue

2.6
billion USD
EBITDA



AB InBev - Annual Report 2022 | 20

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE Our strategy In 2022, we made significant progress across each of our three Strategic pillars strategic pillars: lead and grow the category, digitize and (1) (2) monetize our ecosystem and optimize our business. (3) Our strategy provides clear objectives for our colleagues and our stakeholders and focuses on our growth drivers: the beer category, opportunities beyond beer and new businesses that use our capabilities and ecosystems. Growth Drivers The beer category 3 1 Beer is big, profitable and growing. We are uniquely positioned to lead and grow the category due to our advantaged global footprint, industry-leading portfolio of brands, expert capabilities and operational excellence. We sell one Optimize Lead and out of every four beers in the world and account for a third of the global beer our grow the profit pool. We also have the number one profit share position in seven of the business category world’s top ten beer profit pools. Beer continues to be our core business and represents a sizable opportunity for us and our ecosystem. Beyond beer Our beyond beer portfolio addresses evolving consumer tastes, capturing 2 new occasions and driving incremental growth to our business. New businesses Digitize and We harness the power of our existing platforms and ecosystem to help monetize our solve problems. Within the technology space, our business-to-business BEES ecosystem platform, digital direct-to-consumer solutions and fintech services enhance the value of our core business. In the emerging biotech field, we are exploring the possibilities of applying our core brewing and fermentation capabilities in new and exciting ways. AB InBev - Annual Report 2022 21

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE 1 Lead and grow the category. We are beer champions, and we are leading and growing the category. 6 Beer is loved and resilient. People across geographies and socioeconomic million groups enjoy beer, and consumers are passionate customers around the about their favorite beer brands. The category world remained resilient in the face of the challenges in 2022. Beer is made with simple ingredients and brewed naturally. It is fundamentally local, made from local ingredients grown by local farmers, and is often a major part of local communities and economies. Beer is big and profitable. Beer is the largest single category within consumer packaged goods (CPG) and is highly profitable relative to other CPG categories. It has been growing in volume and share of throat in the last five years across key markets including Africa, 1 Latin America and Asia. such as Victoria in Mexico and our innovative new Driving growth with our evolved Category no-alcohol offerings. Expansion Model. This model focuses on five proven and scalable Premiumization category expansion levers: We continue to lead the global premium and Inclusive category super-premium segment. We are providing We are making the beer category more accessible consumers with an opportunity to trade up through our industry-leading portfolio of above- for all consumers through our inclusive brand, core brands. pack and liquid offerings. Beyond beer Core superiority We are innovating our products to help expand We are strengthening our core portfolio by the category and meet new and incremental elevating our products, packaging, positioning consumer occasions. We have identified relevant and retail execution across all markets. consumer occasions to position our beyond beer Occasions development portfolio, including party mixes (Beats in Brazil), We are reaching beyond traditional beer flavorful and refreshing (Mike’s Hard Lemonade in occasions, such as sports, to in-home and meals Latin America and Brutal Fruit in South Africa), light occasions, where our portfolio is positioned to win and refreshing (NÜTRL in North America) and bar- with our global brand Stella Artois, local brands quality cocktails (Cutwater in North America). 1. Source: Euromonitor AB InBev - Annual Report 2022 22

AB InBev
LETTER TO OUR SHAREHOLDERS
2022 KEY FIGURES
OUR PURPOSE
WHO WE ARE AND WHAT WE BREW
OUR DIVERSIFIED FOOTPRINT
2022 IN REVIEW
OUR STRATEGY
ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

2

Digitize and monetize our ecosystem.

The second pillar of our strategy focuses on unlocking value from our existing assets and expanding our addressable market through the digitization and monetization of our ecosystem. We have 175 major breweries and an unmatched route to market that enables us to reach two billion consumers, six million customers, and generates ten million weekly transactions.

Our portfolio of new businesses and products aims to solve customer and consumer needs. New technological capabilities have unlocked ways for us to create value from our ecosystem and strengthen our business.

We are focusing on three areas in the digitization and monetization of our ecosystem:

- Our B2B software and fintech services help improve the businesses and livelihoods of retailers through digital and financial inclusion.


BEES



- Our small and medium-sized retailers can use BEES, our B2B platform, to browse products, place orders, arrange deliveries, manage invoices and access business insights all from one place. BEES is now one of the world's largest B2B e-commerce platforms, with 3.1 million monthly active users. It has increased our rate of sale while decreasing our cost to serve our customers. BEES has also provided opportunities for small and medium-sized retailers to grow and strengthen their own businesses.
- BEES Marketplace offers third-party products through our digital B2B platform, and has led to additional revenue growth opportunities. The majority of this business is through the first party (1P) model, in which we buy and sell third-party products while fulfilling order logistics and delivery. A third party (3P) model allows third-party suppliers to use BEES as their digital order-taking platform to manage their logistics and delivery.

- Our digital DTC solutions - Zé Delivery in Brazil, TaDa in Latin America and PerfectDraft™ in Europe - are providing access to beer and building consumer engagement. We are elevating and modernizing the category, developing new occasions and assortments while digitizing our consumer engagements.
- We are exploring the possibilities of applying our core brewing and fermentation capabilities. Our EverGrain products are made from barley used in the brewing process and transformed into high-quality protein ingredients. Our BioBrew initiative aims to bring commercial scale to precision fermentation to create high-quality, animal-free protein products.

2 billion
consumers across our ecosystem


#BOTA O ZÉ
PRA JOGO
Zé

AB InBev - Annual Report 2022 | 23

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE 3 • China is a priority because of its size and unique Optimize our business. Our strategy comes to life in operating environment. The growth of middle Our objective to optimize our business and our footprint. and upper economic classes is unparalleled, and maximize long-term value creation is driven by in the next ten years, this part of the population As we execute our strategy, we continue to use our focus on three areas: disciplined resource should grow faster than in the last decade. Our our geographical framework of four clusters, allocation, robust risk management and an ambition in China is to continue to invest in based on macroeconomic and consumer trends: efficient capital structure. premiumization and expand our portfolio into • Emerging markets represent a sizable, fast- new regions. Disciplined resource allocation growing population, even though these markets may have lower disposable income relative to • De veloped markets tend to include people In terms of both profitability and cash conversion, who are typically wealthier and older, and where the others. Our ambition in these markets is to we are best-in-class among our fast-moving consumer trends are constantly evolving. Our make the category as inclusive as possible and consumer goods peers, with an EBITDA margin of ambition in these markets is to continue to ensure that we have superior offerings to enable around 34% and free cash flow as a percentage of maintain the strength of our core offerings and more consumers to participate in the beer revenue of 15%. category. build a strong portfolio in the premium and beyond beer segments. • De veloping markets are seeing fast population, economic and per capita consumption growth Robust risk management across all segments. Our ambition in these We continue to deleverage and strengthen our markets is to premiumize the category and balance sheet. We have no relevant refinancing expand it through the development of new needs, and our current cash position is sufficient occasions such as in-home. to cover all of our maturities in aggregate through 2026. Additionally, our debt portfolio does not have any financial covenants and comprises a variety of currencies diversifying our FX risk. Our bond portfolio has a very manageable pre-tax coupon of approximately 4% with 95% of the portfolio fixed rate. Efficient capital structure To maximize long-term value creation, we aim to dynamically balance our capital allocation. We are investing in our operations and in the organic growth of our business while we aim to balance our leverage, return cash to shareholders and pursue selective mergers and acquisitions to further enhance value creation. AB InBev - Annual Report 2022 24

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE Lead and grow the category 3 1 Optimize Lead and Our Grow the Business Category 2 Digitize and Monetize Our Ecosystem AB InBev - Annual Report 2022 25

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE Lead and grow the beer category 8.9% As leaders of the beer category, we are investing in premiumization, organic growth and revenue growth of Budweiser, Corona and portfolio optimization. We are reaching more consumers on more occasions across all Stella Artois in 2022 markets with our best-in-class portfolio of global, international, craft and specialty premium outside their home brands, including Budweiser, Corona, Stella Artois and Michelob ULTRA. markets. We also enhanced our no-alcohol portfolio by Our global brands continue to expanding Budweiser Zero in Brazil, South Korea grow. and Japan. This year, the brand grew volume Corona and Stella Artois led the growth of our more than 20% versus 2021, and was prominently global brands with a revenue increase of 18.6% and featured throughout the World Cup, across 11.7%, respectively, outside of their home markets. stadiums, fan fests and beer gardens. In addition, Budweiser grew by 2.5% despite the impact of following the success of Corona Sunbrew in COVID-19 restrictions in China, the brand’s largest Canada, we launched Corona Cero across Europe market. and in Brazil. Celebrating with consumers around the world. 2022 was an opportunity to celebrate with fans while expanding our products into new occasions around the world. During the 2022 FIFA World TM Cup , Budweiser celebrated football fans and activated our largest campaign yet in more than 70 markets. Our brands also continued to innovate to celebrate more of life’s cheers with consumers. For example, Corona Tropical expanded to ten new markets, including the UK, Canada, Colombia, Peru, China, Dominican Republic, Ecuador, El Salvador, Panama and Chile, and Stella Unfiltered met the consumer demand for hazy beer in Europe. AB InBev - Annual Report 2022 26

AB InBev
LETTER TO OUR SHAREHOLDERS
2022 KEY FIGURES
OUR PURPOSE
WHO WE ARE AND WHAT WE BREW
OUR DIVERSIFIED FOOTPRINT
2022 IN REVIEW
OUR STRATEGY
ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE


Corona 100% NATURAL INGREDIENTS
Corona Extra
FREE LIME TREE GROWING KIT WITH EVERY 12 PACK PURCHASED


KÁTIA BARBOSA
CAFIRA FOZ

Budweiser is inspiring fans to seize their passions.

This year, Budweiser released its global "Tomorrow is Yours to Take" campaign and song, celebrating the journeys of emerging creators in realizing their dreams. The campaign was led by eight-time GRAMMY Award winning artist Anderson .Paak. Inspiring fans to reach for their goals, Budweiser developed and launched "The World is Yours to Take" in 70 markets, its largest global campaign to date for the 2022 FIFA World Cup™.

Throughout the 29-day tournament, Budweiser engaged 1.2 million pubs, restaurants and retail outlets around the world. The brand's "Drink Wiser, Cheer Better" campaign promoted Smart Drinking initiatives and all Budweiser and Bud Zero products sold at the World Cup were brewed using 100% renewable electricity. Budweiser interacted with fans through one billion bottles with scannable QR codes to win prizes, access Budweiser-hosted watch parties and satellite FIFA Fan Festival™ events around the world and other special experiences.

Budweiser's #BringHomeTheBud campaign celebrated the teams that advanced during the tournament by distributing containers filled with Budweiser and Bud Zero beers in select cities.



The ultimate celebration took place in Argentina following the World Cup win.

In addition, as part of our global activation, our BEES platform enabled owners to place orders, earn rewards, and participate in challenges from football legend, Lionel Messi. Prizes included tournament tickets and 2022 FIFA World Cup™-themed events.

Corona continues to be a sustainability champion.

Corona was the most-awarded brand at Cannes Lions. The brand took home 14 awards, with five Cannes Lions for its Plastic Fishing Tournament, which held a series of events around the world to remove plastic debris from the ocean and raise awareness about marine plastic pollution.

Corona also celebrated being 100% natural with unique billboards showcasing the bottle "Made from the natural world." In 2022, this campaign appeared across Brazil, Colombia, Argentina, Chile, Paraguay, UK, Italy, Germany and France.

Corona Island, a vacation destination off the Caribbean Coast of Colombia, was launched to promote eco-tourism and reconnecting with nature. Corona Island has achieved Oceanic Global's three-star plastic-free Blue Seal for eliminating single-use plastic and adopting sustainable operating best practices at scale. From the restaurants to lodging to the beaches, visitors will find no single-use plastic.

Over the course of 2022, Corona Studios produced and released more than 25 films, many of which were recognized and screened in film festivals in Toronto, Stockholm, New York, Buenos Aires and São Paulo. The films earned 20 nominations and awards. Corona Lay Days, produced with The World Surf League, is now in its second season. Hosted by the 2022 World Champion, Filipe Toledo, the show highlights life on the pro circuit. Free Range Humans, also in its second season, tells the stories of six people who have dedicated their lives to protecting the planet.

Watch Corona's series

Stella Artois leads the meal occasion, inviting consumers to the table.

As part of Stella Artois' role in driving category growth through the meal occasion, it launched the successful Table Flip campaign. Under our creative platform, "Make Time for the Life Artois," the campaign encouraged consumers to connect with loved ones around the table with great beer and great food. In 2022, the campaign ran in the US, South Korea, Canada, Argentina, South Africa, Mexico and Chile.

Stella Artois also combined art, beer, frites and the unique flavors of Belgium in Bogota, Colombia, with the launch of its first restaurant: Frites Artois. The building's glass atrium, the art, musical performances, and outstanding service embodied "The Life Artois," and the belief that life's smallest moments should be savored. The menu consisted of dishes built on thinly cut, deep fried potatoes cooked with global-inspired ingredients such as artisan cheeses, organic honey, stews, slow-cooked proteins and, of course, Stella Artois. Pop-up versions of this unique dining concept toured Seoul, Miami, New York and Los Angeles.

In Brazil, Stella Artois led the "Juntas na Mesa" ("Together at the Table") campaign, which celebrated the careers of renowned female chefs. It recognized the talents of the women who mentored the next generation of female chefs.

Read more about Frites Artois

AB InBev - Annual Report 2022 | 27

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE Growth in beyond beer 1.6 The beyond beer segment continues to be a growth driver in the industry, as consumers billion USD, revenue of demand sweet, fruity, flavorful drinks. We are innovating to meet consumers on more our beyond beer brands occasions. Our global beyond beer business contributed revenue of 1.6 billion USD in 2022. In the FAB segment, we brought key innovations Our beyond beer portfolio is to market including Mike’s Hard Tea in Canada and expanding to meet consumer Caipi Beats (our RTD version of Brazil’s Caipirinha demand. cocktail). Flavored alcoholic beverages (FAB), hard seltzers In hard seltzers, we continue to innovate with our Bud Light Seltzer brand, launching unique and ready-to-drink (RTD) cocktails are growing the flavors such as Bud Light Seltzer Hard Soda in beyond beer category globally. We are using our Classic Cola, Cherry Cola, Lime Soda and Orange. leading beer brands, such as Cutwater and NÜTRL, NÜTRL continued to expand in Canada and the and strengthening our portfolio with new brands in specific segments. US, as consumers continue to demand low-cal, gluten-free options. In the RTD cocktails segment, Cutwater grew revenue in the US by strong double digits compared to 2021. Expanding to new markets. As we grow the category, we are listening to and learning from consumers. We launch new products by using our “seed and learn” approach to validate solutions and then scale them in new markets. For example, following the success of Brutal Fruit in South Africa, we are seeding the brand in Africa, UK and China. We expanded Corona Tropical to nine new markets, Mike’s Hard Lemonade to Argentina and Paraguay, Flying Fish to Nigeria and Cutwater to UK and Puerto Rico. AB InBev - Annual Report 2022 28

ABInBev | LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

No-alcohol beverages continue to drive incremental growth.

Our no-alcohol beverages portfolio delivered double-digit growth in 2022, as consumers are increasingly looking for more options for different occasions. Using our strong distribution network, BEES platform and production facilities, we are expanding our portfolio of owned and partnership brands driving this trend.

Our **energy drinks portfolio** saw double-digit growth in 2022, driven by Fusion in Brazil, Rockstar in Argentina and Fury in Honduras and El Salvador. We also continued to expand our Red Bull partnership in markets such as Brazil, South Africa and China.


PONY
FREE FIRE

Our **soft drinks portfolio** is also growing due to consumers' evolving taste, our distribution expansion and the growth of low- and no-sugar beverage options. We are building brand equity by participating in important cultural moments. In 2022, Guaraná, the official sponsor of the Brazilian Football Confederation (CBF), supported Brazilian fans during the World Cup through the "Torcida Patrocinada," which offered commemorative cans featuring the most famous Canarinho in the country – Brazil's official mascot. Guaraná is also the official sponsor of the Brazilian women's football team, and the brand's "Stuck in the '80s" campaign, highlighting pay-gap discrepancies between men's and women's football, won a gold Cannes Lion.

Pony Malta, the leading **malt beverage** in Colombia, is connecting with consumers through digital entertainment. Engaging with the gaming community, we developed a successful partnership with Free Fire, one of the largest mobile games in Latin America, and offered millions of codes and in-game prizes. Across Colombia, Pony Malta is building the biggest female gaming community and all-female e-sports team. In addition, our Pilsen Callao brand built a bot to help Peru's deaf gamers connect with more friends.




Guaraná
OFICIAL
350ml

Watch Guaraná's award-winning "Stuck in the '80s" campaign, supporting women's football in Brazil

AB InBev - Annual Report 2022 | 29

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE Digitize and monetize our ecosystem 3 1 Optimize Lead and our grow the business category 2 Digitize and monetize our ecosystem AB InBe AB InBev - Annual R v - Annual Report 2022 eport 2022 30 30

ABInBev | LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Connecting with our customers, consumers and partners

116 million
total orders in our BEES platform in 2022

We are creating new value from our ecosystem by harnessing the power of data and technology, with 63% of our global revenue now through B2B digital platforms. We are reaching more consumers through innovations and direct-to-consumer capabilities and empowering customers through our B2B e-commerce platforms.

BEES is promoting digital and financial inclusion to millions of small and medium-sized retailers.

Through BEES, and in markets where applicable, business owners can browse products, place orders, arrange deliveries, earn rewards, manage invoices and access business insights, all in one place.

20 markets

BEES is live in Argentina, Brazil, Canada, China, Colombia, Dominican Republic, Ecuador, El Salvador, Honduras, Mexico, Panama, Paraguay, Peru, South Africa, South Korea, Tanzania, Uganda, UK, Uruguay and US.

BEES is empowering retailers in 20 markets, improving their livelihoods by bringing them from pen-and-paper into the digital age. By streamlining and digitizing the route to market, BEES has captured more than 32 billion USD in annualized GMV. Additionally, BEES has partnered with leading CPG companies to expand the variety of products offered, becoming a one-stop shop for our retailers.

Through customer-centric features, BEES has garnered strong adoption and engagement. In 2022, BEES had more than 3.1 million monthly active users, with retailers spending an average of 28 minutes each week on the platform. In addition, Net Promoter Score (NPS), a metric used to measure customer satisfaction, has grown among fully digital customers, largely due to the investment in technology and data science capabilities.

Designed to improve the business and livelihoods of small and medium-sized retailers and accelerate our performance and the performance of partner companies on the platform, BEES has two main commercial objectives:

Accelerate profitable growth in our core business

BEES continues to advance selling effectiveness through data science. By digitally transforming the sales process, BEES allows for a 24/7 personalized communication channel with retailers. It provides unique recommendations, offers and insights to help retailers grow their businesses. Each month, the majority of BEES customers make purchases recommended by BEES algorithms. Additionally, greater fintech services enable us to provide access to credit to more retailers. To date, 500,000 users have exchanged short-term credits for BEES products, and 3,000 were granted long-term credits for premise and infrastructure upgrades.

Unlock new and profitable business opportunities

Driven by overwhelming demand from retailers, BEES has expanded the variety of products offered on the platform through partnerships with more than 200 companies across 15 countries. Currently, 56% of BEES buyers purchase non-AB InBev products offered through BEES Marketplace. In 2022, this marketplace generated approximately 850 million USD in net revenue.


LA LUCIA

AB InBev - Annual Report 2022 | 31

ABInBev
LETTER TO OUR SHAREHOLDERS
2022 KEY FIGURES
OUR PURPOSE
WHO WE ARE AND WHAT WE BREW
OUR DIVERSIFIED FOOTPRINT
2022 IN REVIEW
OUR STRATEGY
ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

69

million

online orders fulfilled globally through our direct-to-consumer platforms




Niver do
Zé
DELIVERY DE BEBIDAS
SÓ ESSA SEMANA!
HOEGAARDEN
A LEGÍTIMA WITBIER BELGA
ATÉ
12%
OFF

Direct-to-consumer is transforming our business.

Our consumers are at the heart of everything we do. Our digital DTC business operates in 17 countries, allowing us to shift to technology-focused channels to provide the best experience across all beverage occasions. Along with approximately 13,000 brick-and-mortar retail stores, our omni-channel DTC ecosystem generated nearly 1.5 billion USD in revenue in 2022, representing organic growth of more than 10% versus 2021.

In 2022, post-pandemic consumer habits presented new opportunities for DTC interaction. As consumer behavior shifted online, our digital DTC business in Latin America has seen more than 15 times the growth in consumers compared to 2019 pre-pandemic levels. This year, our digital DTC platforms fulfilled 69 million orders globally.

As we continue to add beer and beyond beer offerings, our DTC platforms allow us to connect one-on-one with consumers and gain detailed insights. This enables us to achieve personalization at scale and execute activations to drive higher frequency.

As a company, we are uniquely positioned to develop a sustainable and profitable DTC offering for three key reasons:

- **Our diverse portfolio** of leading brands gives us a differentiated value proposition, raises awareness and drives consumer adoption.
- **Our extensive logistics network**, partnerships with millions of retailers and footprint of owned physical stores helps increase last-mile delivery efficiency, promote best-in-class service levels and ensure superior beer experiences.
- **Our technology** connects these elements into a single omni-channel ecosystem that enables us to rapidly expand to our DTC platforms in specific markets.


Corona
Extra
Ta·Da

Growing the digital experience for our consumers.

This year, based on the success of our on-demand platform Zé Delivery in Brazil, we launched a similar service, TaDa Delivery, in Latin America, and rebranded our existing DTC platforms across Latin America to unify them under one brand. Both platforms connect consumers with local retailers and distributors to deliver cold beverages to their door within 30 minutes. This experience was very successful in Latin America during the World Cup.

PerfectDraft, our home bar experience, is present in Europe, with pilot programs being implemented in the US and Brazil. PerfectDraft's active households in Europe grew 7% in 2022, and it continues to deliver a wide assortment of beers that consumers love with a pub-quality home draft experience. With more than 40 brands to explore and easy e-commerce ordering, the service seamlessly connects our breweries to beer lovers' homes.

1.5

billion USD

in revenue generated by our DTC ecosystem in 2022

AB InBev - Annual Report 2022 | 32

ABInBev
LETTER TO OUR SHAREHOLDERS
2022 KEY FIGURES
OUR PURPOSE
WHO WE ARE AND WHAT WE BREW
OUR DIVERSIFIED FOOTPRINT
2022 IN REVIEW
OUR STRATEGY
ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Unlocking value from our global platform

The world is facing extraordinary challenges. Our unique assets, capabilities and expertise create value for our partners, shareholders and society. We are developing two opportunities, EverGrain and BioBrew, in the biotech space.


everpro
protein
shake

EverGrain

We are the world's largest user of malting barley, sourcing more than three million metric tons of quality malting barley directly from 14,500 farmers every year. EverGrain, launched in 2020, is a sustainable ingredient business that uses leftover barley from our brewing process to deliver highly nutritious, great-tasting barley protein ingredients.

Historically, we only extracted carbohydrates from our barley, leaving behind nutrient-rich protein and fibers. Every year, our 175 major breweries produce 1.4 million tons of saved grain with nutritional value. This gives us a unique opportunity to upcycle our used barley. We have acquired or developed, through years of research and development, the proprietary technology behind EverGrain to extract the proteins and fibers from those saved grains to create high-quality, plant-based ingredients.

Our ingredients have already been used in protein shakes, barley milks, breads and pastas, generating incremental revenues for our business. We believe we are well-positioned to meet increasing demand for these products. In 2022, we opened a new production facility in St. Louis that will produce sustainable, innovative barley protein ingredients.

BioBrew

Through BioBrew, a technology platform, we are exploring opportunities to apply large-scale fermentation and processing expertise beyond beer. By partnering with precision fermentation specialists and using our collective fermentation assets, we are working to develop high-margin, value-added fermentation-derived proteins that are an alternative to animal proteins.

In 2022, through a partnership with The Every Company™, a pioneer and leader in fermentation-based, alternative protein, we scaled up our industrial production.

We are dreaming big in the biotech space to solve big problems, aiming to create more value and a future with more cheers.

Read more about BioBrew's Sustainability efforts



AB InBev - Annual Report 2022 | 33

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE Optimize our business 3 1 Optimize Lead and our grow the business category 2 Digitize and monetize our ecosystem AB InBev - Annual Report 2022 34

ABInBev
LETTER TO OUR SHAREHOLDERS
2022 KEY FIGURES
OUR PURPOSE
WHO WE ARE AND WHAT WE BREW
OUR DIVERSIFIED FOOTPRINT
2022 IN REVIEW
OUR STRATEGY
ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Robust risk management

We continued to take steps to proactively de-risk and de-lever our balance sheet. We reduced our gross debt by 8.9 billion USD to reach 79.9 billion USD, resulting in net debt of 69.7 billion USD and a net debt-to-EBITDA ratio of 3.51x as of 31 December, 2022. We maintained a strong liquidity position of approximately 20 billion USD, consisting of 10.1 billion USD available under our Sustainability-Linked Loan Revolving Credit Facility and 9.9 billion USD of cash. We have repurchased most of our maturities due over the next four years, resulting in a weighted average maturity of our debt portfolio of approximately 15 years.

3.51x
net debt-to-EBITDA

8.9
billion USD
gross debt reduction

~20
billion USD
total liquidity

Robust risk management: debt reduction priority has created a well-distributed bond maturity profile


12 000
11 000
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2054
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2060

Efficient capital structure

Deleveraging to a ratio of around 2.0x net debt-to-normalized-EBITDA remains our optimal capital structure to deliver value creation. As a result of the actions taken this year, we have made progress on our deleveraging path, reducing net debt-to-EBITDA from 3.96x as of December 31, 2021, to 3.51x as of December 31, 2022.

The AB InBev Board proposes a full year 2022 dividend of 0.75 EUR per share, subject to shareholder approval at the Annual General Meeting (AGM) on 26 April, 2023. In line with our financial discipline and deleveraging objectives, the recommended dividend balances our capital allocation priorities and dividend policy while returning cash to shareholders.



AB InBev - Annual Report 2022 | 35

ABInBev
LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Investing in our future while driving economic development in our communities



6.8

billion USD
in sales and marketing

We are investing in our infrastructure and operations through capital expenditures to help spur growth, create jobs and support our local communities.

Our strategy emphasizes innovation and identifying growth opportunities across our value chain. We are investing in our infrastructure to modernize our manufacturing and production, while also helping drive economic development in our communities.

For example, in 2022, Anheuser-Busch invested 50 million USD in the St. Louis brewery in the US to expand production capacity for seltzer, including Bud Light Seltzer and Michelob ULTRA Organic Seltzer.

5.2

billion USD
in gross capital expenditures

Anheuser-Busch also invested 20 million USD into the Williamsburg, Virginia, brewery. It created more than 30 new jobs, enhanced processes and brewing capacity. In Canada, Labatt invested 38 million CAD in the British Columbia operations, with 4.6 million CAD dedicated to upgrades in the Creston brewery, including a new 35,000-square foot warehouse, onsite enhancements and logistics improvements that both improve transport and lessen the carbon footprint.

South African Breweries invested more than 920 million ZAR into the Prospecton and Ibhayi breweries, which is expected to provide additional tax revenue and more than 24,000 jobs. This is part of a total investment of 4.5 billion ZAR into the South African economy. In Zambia, Africa, 80 million USD was invested to double beer capacity and support local sourcing of barley, cassava and other raw materials at the Lusaka-based Mungwi Road plant.



In Asia Pacific, more than 39 million USD was invested to expand the Budweiser Sedrin brewery in Putian. The addition houses a new craft brewery and features an innovation lab and brewing operations for craft favorites that include Goose Island, Boxing Cat and the new 059 Coastline Craft. In Karnataka, India, more than 7 million USD is being invested to help grow the no-alcohol beer portfolio across the country.

Ambev invested approximately 870 million BRL in a new sustainable glass plant in Paraná, Brazil, to produce bottles from recycled or broken glass. The glass plant will operate with 100% renewable purchased electricity, be able to run on biofuels and use cutting-edge technology to ensure high water and energy efficiency. Expected to start operating in 2025, it will produce bottles for brands such as Stella Artois, Beck's and Spaten, supplying Ambev breweries across several states.

In Colombia, Bavaria is investing 413 million USD in a new brewery located in the northern region of Palmar de Varela. The brewery, which will produce beloved national brands such as Águila, Poker and Club Colombia, is expected to generate 350 direct jobs and 7,000 indirect jobs once operational in mid-2024.

Learn more about Bavaria's investment in a new brewery in Colombia

AB InBev - Annual Report 2022 | 36

ABInBev
LETTER TO OUR SHAREHOLDERS
2022 KEY FIGURES
OUR PURPOSE
WHO WE ARE AND WHAT WE BREW
OUR DIVERSIFIED FOOTPRINT
2022 IN REVIEW
OUR STRATEGY
ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Enable a sustainable and inclusive future

We are invested in creating a future with more cheers through shared prosperity for our people, our business and the planet.

We believe that a strong ESG agenda is vital for our future. From building a resilient and agile value chain to solidifying our role as a trusted partner to identifying and capturing new sources of business value, ESG will play a key role in fulfilling our company purpose and enabling our commercial vision.

Strategic ESG priorities

Our approach focuses on eight strategic priorities that help us embed ESG into the fabric of our organization. We believe these priorities are where we can deliver on the greatest shared value for local communities and the planet.

Our priorities are organized across three cross-cutting themes that we feel capture the shared prosperity that AB InBev aims to bring to the world.

Inclusive
From thousands of farmers to millions of small retailers, to colleagues and consumers, we strive to improve livelihoods and increase access to opportunity throughout our value chain. Our inclusivity extends to our products.

Natural
We are a company based in nature. With products made from simple ingredients, we use nature-based solutions to develop resilience where it is needed most.

Local
We strive to keep our supply chains short, our impact direct and our boots on the ground. We believe in the future of local economies and invest in their well-being and resilience.

Read our 2022 ESG Report to learn more about our initiatives


NATURAL
LOCAL
INCLUSIVE
STRATEGIC ESG PRIORITIES
Smart Drinking & Moderation
Climate
Water Stewardship
Sustainable Agriculture
Circular Packaging
Ethics & Transparency
Entrepreneurship
Diversity, Equity & Inclusion

AB InBev - Annual Report 2022 | 37

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE Awards & recognitions We are proud to have our ESG efforts recognized by leading rating and rankings agencies and awards organizations. Fortune’s Change the World Bloomberg Gender Equality Index Euronext Brussels Featured in Fortune’s Change the World 2022 Included in the 2023 Bloomberg Gender-Equality Included in the new BEL ESG Index in recognition ranking for our water stewardship efforts Index, which tracks the performance of public of our ESG initiatives companies committed to disclosing their efforts to support gender equality through policy development, representation and transparency CDP MSCI Forbes Financial Times Recognized by CDP with a double A score for Rated AA by MSCI ESG Research in 2021 for Identified as a company leading the way in Received the Most Innovative Lawyers Award our transparency and action on climate and our performance on ESG issues supporting women inside and outside their in the Risk Management category, recognizing water security workforces in the Forbes World’s Top Female- our internal platform that uses data related to Friendly Companies in 2022 digital assets to identify digital risk World Environment Center FTSE4Good World Sustainability Awards Awarded the 2022 Gold Medal for International Listed in the FTSE4Good Index Series, which Our 100+ Accelerator program was recognized Corporate Achievement in Sustainable is designed to measure the performance of as the 2022 World Sustainability Awards External Development companies demonstrating strong Partnership of the Year ESG practices AB InBev - Annual Report 2022 38

ABInBev | LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Leading in Smart Drinking

Beer is part of celebrating life throughout the world and a major engine of economic activity. The industry sustains more than 23 million jobs.[1]

Data from the World Health Organization (WHO) shows that the harmful consumption of alcohol has decreased globally over the last decade.

As the world's leading brewer, we want every experience with beer to be a positive one and help consumers make smart choices while enjoying our products. We are leading the way, using the core strengths of our business and investing behind evidence-based initiatives to promote what we call "Smart Drinking."

Read Georgetown University Business for Impact's analysis of our Smart Drinking goals and programs

Our Global Smart Drinking Goals

	Social Norms	Multi-Year Pilots	Product Portfolio	Labeling
Ambition	Invest 1 billion USD across our markets in dedicated social marketing campaigns and related programs by the end of 2025.	Reduce the harmful use of alcohol by at least 10% in six cities by the end of 2020. Implement the best practices globally by the end of 2025.	Ensure No- or Lower- Alcohol beer (NABLAB) products represent at least 20% of AB InBev's global beer volume by the end of 2025.	Place a Guidance Label on all our beer products in all our markets by the end of 2020. Increase alcohol health literacy by the end of 2025.
Progress	We are on track to deliver our 1 billion USD goal by 2025, with investment of more than 700 million USD since 2016.[2]	Our City Pilots program identified three interventions that can be most impactful and are evidence-based: Road Safety, Responsible Beverage Service (RBS) trainings and Screenings and Briefing Intervention (SBI). In partnership with local experts, governments and the AB InBev Foundation, we are supporting 67 programs across 25 countries using the evidence-based techniques we tested in our City Pilots.	In 2015, we led the industry by setting a goal of expanding our NABLAB volume to represent 20% of our global beer volume by the end of 2025, bringing global attention and eventually momentum to this category. In 2022, 6.11% of our global beer volume was less than 3.5% alcohol-by-volume (ABV). Although we have been striving to meet our goal, we believe we will not reach the 20% by 2025. When measured against the typical 5% ABV for beer, lower-alcohol alternatives are a larger part of our portfolio. Today, products at 4.5% ABV or below represent 52% of our portfolio.	We have updated our label designs on 100% of our primary product packaging in all 26 countries where mandatory labeling is not required. Today, our labels share clear, actionable information on how consumers can reduce harmful drinking.

1. Oxford Economics report
2. 331 million USD of the total amount has been validated through an independent external auditor. The remaining investment figures are under review. Total investment could potentially change based on results of external assurance process results.

AB InBev - Annual Report 2022 | 39

AB InBev
LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

2022 highlights


Corona
Cero
Pressure

Social Norms Marketing Competition

In 2022, we hosted our 4th annual Social Norms Marketing competition, which aims to leverage the power of brand-led campaigns focused on promoting Smart Drinking. The winning campaign, "Corona Cero Pressure," emphasized no-alcohol beer in promoting moderation. Over the last five years, we have invested in executing the social norms campaigns selected from the competition. Four of these innovative campaigns have won awards at the Cannes Lions International Festival of Creativity.


Budweiser
ZERO

No-alcohol beer

Globally, Budweiser Zero grew volume more than 20% in 2022 versus 2021. At the FIFA World Cup™, an estimated 20% of international fans enjoyed the brand in Qatar. Budweiser Zero was featured prominently as part of our World Cup activations and was proudly displayed on the signboards during the matches, as part of our Smart Drinking communications.

Responsible Beverage Service

RBS is a training program for bartenders and servers, focused on promoting positive consumer behavior. We are working to make RBS training accessible, easier to scale and more impactful by taking it online and connecting it to our commercial platforms.

By the end of 2022, more than 3,300 retail POS in the Dominican Republic and Panama completed the training through BEES.



Screening and Brief Intervention

SBI is a preventive program to measure an individual's drinking pattern during outpatient or wellness visits. It helps motivate those identified as being at risk to change their behavior. To date, through 12 initiatives conducted by the AB InBev Foundation globally, 200,000 people were screened.


#UNGA

Road Safety

We actively support the UN goal to reduce road traffic fatalities by 50% by 2030. In 2022, we partnered with Together for Safer Roads (TSR) to create a Fleet Safety program called FOCUS for smaller commercial fleet operators. This program allows smaller commercial fleet operators to adopt the effective road safety standards of large companies.


MALUTI
MALUTI

Labeling

Our labels and secondary packaging are a key world's largest voluntary guidance labeling initiative to provide actionable advice to positively influence consumer behavior.

We added actionable advice on the labels of all our beer bottles and cans in the 26 countries where there is no legal mandate for label warnings. These countries represent 50% of our global volume.

AB InBev - Annual Report 2022 | 40

ABInBev | LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Our sustainability goals and ambitions

To drive action toward our commitment to a future with more cheers, we are focused on achieving goals and ambitions where we believe we can make a meaningful contribution.

Our 2025 Sustainability Goals, introduced in 2018, aim for holistic environmental and social impact and drive transformational change across our entire value chain. Our company's leaders and a cross-functional team of more than 70 colleagues designed these goals to deliver bold action with measurable results to drive long-term resilience and lasting positive impact.

Ambition to achieve net zero by 2040:

Our business is closely tied to the natural environment. Agricultural crops and water are our key ingredients, we require raw materials for our packaging and we need energy and fuel to brew, transport and refrigerate our beers. We know that understanding the potential climate-related risks and opportunities for our business and value chain should inform our long-term climate strategy. This is why we have announced an ambition to achieve net zero across our value chain by 2040.

2025 Sustainability Goals

Climate action: 100% of our purchased electricity comes from renewable sources and 25% of carbon emissions are reduced across our value chain.

Sustainable agriculture: 100% of our direct farmers are Skilled, Connected and Financially Empowered.

Water stewardship: 100% of our communities in high-stress areas have measurably improved water availability and quality.

Circular packaging: 100% of our products are in packaging that is returnable or made from majority recycled content.

Goals	Metric	2022	2021	2020	2019	2018	2017 (Baseline)
	Total water use (in billion hl)	1.55	1.52	1.41	1.56	1.59	1.71
	Water use by hectoliter of production (hl/hl)	2.64	2.64	2.68	2.79	2.94	3.08
	Total GJ of energy (in millions)	55.45	56.23	52.36	58.51	59.46	59.83
	Total GJ of energy purchased (in millions)	52.71	53.82	50.51	56.57	57.71	/
	Energy usage per hectoliter of production (in Mj/hl)	94.43	97.37	99.50	104.74	109.95	111.42
	Energy purchased per hectoliter of production (in Mj/hl)	89.76	93.19	95.98	101.28	106.69	/
	Total direct and indirect GHG emissions (Scopes 1 and 2 in million metric tons of CO_2e)	3.68	4.14	4.44	5.12	5.67	6.05
	Total direct and indirect GHG emissions (Scopes 1, 2 and 3 in million metric tons of CO_2e)	27.77	28.83	26.59	29.36	29.12	30.72
	Scopes 1 and 2 GHG emissions per hectoliter of production (in kg CO_2e/hl)	4.64	5.04	6.43	6.94	7.67	8.34
	Scopes 1, 2 and 3 GHG emissions per hectoliter of production (in kg CO_2e/hl)	47.29	50.03	52.45	54.27	55.44	59.66
	Scope 3 GHG emissions per hectoliter of production (in kgCO_2e/hl)	41.01	42.84	43.70	44.81	44.63	47.91
	% Renewable electricity: operational	67.6%	41.2%	32.2%	20.9%	16.9%	/
	% Renewable electricity: contracted	97.1%	84.7%	73.6%	63.5%	51.1%	/
	% Returnable packaging	40.3%	37.0%	38.2%	43.4%	44.1%	47.2%
	% Recycled content in primary packaging						
	Glass	48.0%	45.8%	45.8%	44.3%	40.5%	36.8%
	Cans	56.7%	56.2%	58.1%	59.3%	58.9%	59.7%
	PET	36.5%	23.3%	31.6%	27.5%	17.5%	23.2%
	Direct farmers Skilled, Connected and Financially Empowered						
	Skilled	89.0%	74.0%	75.0%	49.0%	/	/
	Connected	72.0%	64.0%	57.0%	44.0%	/	/
	Financially Empowered	72.0%	68.0%	59.0%	34.0%	/	/

For additional details on metrics and assurance, see our 2022 ESG report

AB InBev - Annual Report 2022 | 41

ABInBev
LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Climate Action

Goal

100% of our purchased electricity will be from renewable sources, and we will reduce our carbon emissions by 25% across our value chain by 2025

2022 progress

20.7%

reduction in Scopes 1, 2 and 3 GHG emissions per hectoliter of production versus 2017 baseline

39.2%

reduction in Scopes 1 and 2 GHG absolute emissions versus 2017 baseline

67.6%

renewable electricity operational

97.1%

renewable electricity contracted

2022 highlights



We are working to actively decarbonize our global operations, including our breweries and our vertical operations that produce packaging and brewing materials. In 2022, we achieved ten additional carbon-neutral operations in four countries: Argentina, Brazil, China and Uruguay.


Corona
Extra

In 2022, we partnered with Ball Corporation, Rio Tinto and Novelis to pilot Canada's first low-carbon beverage can for Corona beer. The cans use low-carbon primary aluminum produced with inert anode technology and carbon-free hydropower, as well as recycled ingot, to reduce aluminum can sheet carbon emissions by more than 30%.


STELLA ARTOIS

We continued to build a low-carbon fleet. In 2022, we added ten e-trucks to our Belgian fleet and advanced Ambev's mission with 250 e-trucks on the road in Brazil, engaging with consumers through a virtual reality journey using a truck simulator. The project was developed in partnership with The Nature Conservancy (TNC), local governments and other partners.



We are increasingly installing anaerobic digesters in wastewater plants to recover biogas to be used as energy in our boilers in South America. This enables us to offset the purchase of natural gas, saving up to 15% of our energy purchases. To date, we have 35 breweries in South America with wastewater plants. We installed 11 new biogas collection systems in 2022, adding to the 13 already installed in previous years.



In 2022, in partnership with local low-emission energy providers Lemon Energy and Plin, Ambev has helped convert more than 4,000 bars and restaurants in Brazil to renewable electricity.

AB InBev - Annual Report 2022 | 42

ABInBev
LETTER TO OUR SHAREHOLDERS
2022 KEY FIGURES
OUR PURPOSE
WHO WE ARE AND WHAT WE BREW
OUR DIVERSIFIED FOOTPRINT
2022 IN REVIEW
OUR STRATEGY
ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Water Stewardship

Goal

100% of our communities in high-stress areas will have measurably improved water availability and quality by 2025

2022 progress

2.64 hl/hl

water use efficiency ratio

100%

of the 36 sites in scope for our goal have conducted outreach, analyzed local water challenges and identified potential solutions

100%

of these sites have started implementing solutions

6

of these sites have already begun seeing measurable impact

2022 highlights

We strive to improve water use efficiency in our production processes. Our water use efficiency ratio of 2.64 hectoliter/hectoliter in 2022 is bringing us closer towards our ambition of 2.5 hectoliter/hectoliter by 2025.



Our Aguas Firmes project in Zacatecas and Hidalgo in Mexico is helping increase water infiltration into the Calera and Apan aquifers by 1.77 million cubic meters per year in both sites. It is also supporting local farmers' transition to conservation agriculture and the adoption of technologies such as drip irrigation, which has been implemented across more than 3,000 hectares. The project also provides farmers with access to credit, subsidies and/or insurances.



Our team in South Africa is working with local partners to create an innovative artificial wetland at the Ibhayi brewery on the Eastern Cape. The project treats the local brewery effluent and uses the water and nutrients to irrigate a sustainable crop of spinach for the local community. The initiative supports the water use efficiency ratio of our brewery and the watershed with approximately 100,000 cubic meters of water each year, and has decreased Ibhayi's carbon footprint by as much as approximately approximately 19.2 tons of CO_2e each year.



In Peru, our *amunas* project is helping restore this ancient canal system to help store water from floods or during the rainy season. To date, this award-winning partnership has rehabilitated 30 kilometers of *amunas* with a goal to restore the entire 67-kilometer network of *amunas* by 2025.

Read more about our *amunas* project in Peru



Achieving measurable improvement in watershed health requires sustained efforts. Through our engagement in the Bacias Jaguariuna water fund in Brazil, we strive to support continued implementation of the Payment for Environmental Services and conservation program, as well as the associated hydrological monitoring.



We are engaging in global partnerships such as the Water Resilience Coalition, 2030 Water Resources Group and the Beverage Industry Environmental Roundtable (BIER). We also published a report with TNC to share our experience and learnings to drive impact.

Read "A Recipe for Impact," developed in partnership with TNC

AB InBev - Annual Report 2022 | 43

ABInBev
LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Sustainable Agriculture

Goal

100% of our direct farmers will be Skilled, Connected and Financially Empowered by 2025

2022 progress

>23,900

direct farmers in 2022

89%

of farmers are Skilled

72%

of farmers are Connected

72%

of farmers are Financially Empowered

2022 highlights



In 2022, we deepened our longstanding partnership with TNC to map priority areas for biodiversity action. Climate-smart and regenerative agriculture is dynamic and holistic, incorporating principles such as soil fertility management, minimum tillage, cover crops, crop rotation and composting to increase yields while protecting topsoil, supporting water stewardship and enhancing biodiversity.



We are working with smallholder barley farmers in the Apan region in Mexico to facilitate the adoption of regenerative agriculture practices. This initiative is part of our longer-term approach to improving water availability in the region, working with Toroto, a Mexican startup, and local landowners to restore the ecosystem and install green infrastructure to reduce erosion and land degradation.



We partnered with the Sustainable Food Lab and other major food and beverage companies in 2022 to launch the Trusted Advisor Partnership (TAP), an initiative that provides farmers with agronomic support to improve soil health. The program is operating in North Dakota, where land is especially susceptible to soil erosion.



Through our SmartBarley platform, we collect data from farmers using a mobile app, remote-sensing technologies and other sources. It allows us to better advise farmers and optimize their practices for better yield, quality and environmental impact. In 2022, we further developed our yield and quality prediction models with our technology partner Sentera, leveraging field-level data from SmartBarley with weather and satellite data from Sentera's platform.



In 2022, our Global Barley Research Center continued to develop our global crop breeding data system, helping develop new crop varieties faster. We are identifying high-potential material more efficiently and accurately, scaling the use of predictive analytics in breeding and proactively considering future climate conditions.

Through a global network of seven model farms, we are testing and evaluating ways to advance sustainable agriculture practices while improving productivity. On our model farm in the Western Cape, South Africa, a shift to minimum-till farming has improved soil structure. In addition to mitigating the impacts of drought in a region where rainfall is erratic, minimal tillage has resulted in increased yields, reduced erosion and increased soil carbon storage.

AB InBev - Annual Report 2022 | 44

ABInBev | LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

2022 highlights

Circular Packaging

Goal

100% of our packaging will be returnable or made from majority recycled content by 2025

2022 progress

77%

of our products in either returnables or made from majority recycled content

56.7%

recycled content in cans

48.0%

recycled content in glass

36.5%

recycled content in PET

40.3%

volume in returnable packaging


ABInBev
Coca-Cola
RecyclePoints



Our Cervejaria Colorado brewer introduced glass bottles made from 100% recycled material. The process represents a technological production breakthrough at scale and completely avoids the consumption of virgin raw materials in the manufacturing process, thereby reducing energy consumption and GHG emissions during production.

For packaging that is not returnable, such as one-way glass bottles, aluminum cans and PET bottles, we are committed to reaching a minimum of 50% recycled content by 2025. In Brazil, we are building new solutions that use our connection with retailers, consumers and collectors to bring more one-way packaging back into the recycling supply chain ultimately improving the availability of recycled content available in the market.

In 2022, Anheuser-Busch launched the National Recycling League, a multi-sports league coalition in partnership with Major League Baseball and the National Football League, with the ambition to reduce beer packaging waste from professional sports. The initiative is on a mission to drive key recycling behaviors among consumers wherever they cheer on their favorite team: in-stadium, at home or at a neighborhood bar. The National Recycling League does this by encouraging sustainable cup options, eliminating single-use cups and making it easier to collect and properly recycle used cups, cans and bottles.


Zé

We are piloting programs with retailers to provide recycling collection services to their stores and reward them with points for each bottle recycled, which can then be redeemed through our B2B platform BEES.

To promote recycling with consumers, we are focusing on convenience. For example, our digital direct-to-consumer platform in Brazil, Zé Delivery, now enables consumers to return their bottles. Couriers take bottles back to the retailer or distribution hub for sorting, cleaning and reuse. Today, 41% of Zé sales comes from returnable bottles.

Read more about Zé Delivery

AB InBev - Annual Report 2022 | 45

ABInBev | LETTER TO OUR SHAREHOLDERS | 2022 KEY FIGURES | OUR PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR DIVERSIFIED FOOTPRINT | 2022 IN REVIEW | OUR STRATEGY | ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Ethics & Transparency

We are committed to promoting and maintaining the highest standards of ethical behavior. This guides everything that we do as an organization and serves as our foundation in creating a future with more cheers. We have created governance bodies and programs on anti-corruption, digital ethics, human rights and safety.



2022 highlights



Together with our global policies, our Code of Business Conduct (COBC) contains ethical principles that address key risk areas, including anti-bribery and corruption, digital ethics, human rights and anti-discrimination. The COBC and supporting policies are designed to guide and support our colleagues and business partners to adhere to the highest standards of business integrity and ethics.

We launched online trainings focused on conflict of interest, digital ethics' principles, and harassment bystander intervention. All colleagues receive sexual harassment training.

Learn more about our Code of Business Conduct

Our approach to human rights is based on the United Nations Guiding Principles on Business and Human Rights (UNGPs) and is outlined in our Global Human Rights Policy. We have embedded respect for human rights and relevant principles across our policy landscape through our Responsible Marketing and Communications Code, Diversity and Inclusion Policy, Global Anti-Harassment and Anti-Discrimination Policy, Global Health and Safety Policy and our Global Whistleblower Policy.

Access our Human Rights Policy

Our award-winning compliance data analytics platform BrewRIGHT aggregates, standardizes and demonstrates trends and patterns to identify, detect and prevent fraud and corruption related to our operations. In the NASSCOM Business Process Innovation Showcase 2022, our peers recognized the platform as an industry-leading product that incorporates "sustainability and ethical practices embedded in business."

We are also encouraging digital ethics by design. We have developed and implemented a digital risk management platform that uses data to identify digital risk. In 2022, the *Financial Times* recognized the tool as the best in-house innovation product in risk management.

In 2022, we reviewed our grievance mechanism and processes to identify opportunities for further alignment with UNGP guidance on effective grievance mechanisms. Through this review, which included feedback from internal and external stakeholders, we have developed plans to continue improving user experience and visibility of the tool.

Workplace safety metrics

Building a culture of health and safety

	2022	2021	2020	2019	2018
Lost Time Injuries (LTIs)					
Supply Employees	37	41	67	94	134
Last-mile logistics/ Sales Employees	109	127	125	206	313
Contractors (All)	85	113	110	254	479
Total Recordable Injuries (TRIs)					
Supply Employees	183	237	256	309	410
Last-mile logistics/ Sales Employees	384	511	523	1,177	1,109
Contractors (All)*	216	285	205		
Fatalities**					
Supply Employees	0	1	0	1	1
Last-mile logistics/ Sales Employees	2	3	4	1	4
Contractors (All)	7	2	3	5	9

*Supply contractors data only reported as of 2021, as internal controls regarding the reporting of supply contractor TRIs (MDI & MTI) were not yet sufficiently implemented in prior years, resulting in lower data quality and robustness.

**Fatalities data does not include commuting- and community-related fatalities as per AB InBev's reporting definitions. The table also does not include road fatalities of contractors who are fully managed by the contracted firm/ company.

Lost Time Injuries (LTIs)
Occupational injury resulting in more than one-day absence from work.

Total Recordable Injuries (TRIs)
LTIs + modified duty injuries + medical treatment injuries.

Supply Employees
Brewery and manufacturing facility employees, including first-tier logistics.

Last-mile logistics/Sales Employees
Last-mile logistics, sales, Zone and global corporate employees.

Commuting Fatality
An incident that occurs while coming to work or going homes, resulting in a fatality to our employee(s).

Community Fatalities
Fatalities that occur to people outside of our operation in the course of doing business.

AB InBev - Annual Report 2022 | 46

AB InBev
LETTER TO OUR SHAREHOLDERS
2022 KEY FIGURES
OUR PURPOSE
WHO WE ARE AND WHAT WE BREW
OUR DIVERSIFIED FOOTPRINT
2022 IN REVIEW
OUR STRATEGY
ENABLE A SUSTAINABLE AND INCLUSIVE FUTURE

Entrepreneurship

We are supporting and uplifting the small and medium-sized businesses across our value chain. We understand the challenges that these small businesses face in accessing financial services, business skills development and the inputs needed to maintain and upgrade their operations. That is why we are meeting entrepreneurs where they are, whether that is on the field, over a counter or in a recycling facility.

Here's how we do it:

- **Digital inclusion:** enabling access to the tools and technologies that provide entrepreneurs with greater access to information, markets, customers and other data points needed to drive business;
- **Financial inclusion:** helping create access for entrepreneurs to finance their businesses through increased financial literacy and greater opportunities to adopt more resilient financial practices; and
- **Social inclusion:** empowering entrepreneurs to participate meaningfully in our programming by tailoring the way we deliver content to them. This enables us to expand access to opportunities within a localized context.

2022 highlights


BEES

BEES continues to support retailers through digital and financial inclusion. Through its training tool, Mi Negocio, we are helping retailers grow their businesses, with modules in business performance visibility, price optimization and educational content. In 2022, approximately 60% of BEES retailers used the feature every month to access insights to support their business growth.



Women's economic empowerment is a transformative way to strengthen communities, grow economies and promote sustainable development. Through our Emprendedoras Bavaria program in Colombia, we have helped improve the lives of more than 48,500 women business owners since 2017 by providing access to more than 3.7 million USD in microcredits.



Emprendedoras Backus aims to contribute to the progress of small merchants in Peru. The program offers courses and remote learning sessions, including through BEES. One of the training modules, Doña Chela, provides educational content covering finance, sales, digitization and Smart Drinking. As retailers complete courses, they earn rewards points, custom experiences and access to inventory credit. In 2022, the program trained more than 800 small retailers, of which 65% were women.

We are piloting a short-term working capital product through BEES. We are offering short-term working capital, which enables retailers to buy and receive goods purchased on the platform. Demand for this type of capital is high, with 329,000 retailers using short-term credits to buy BEES products.

329,000

BEES retailers using short-term credits



We are working closely with smallholder farmers to provide access to local agronomic advice, weather and market information. In many cases, we send farmers information through SMS and voice messages. For regions such as Uganda, where the mobile penetration rate is low, our teams communicate timely information via radio broadcasts. In Brazil, we employ ManejeBem's digital platform, which includes chat and video features, to extend technical assistance to more than 200 farmers. We are also developing and distributing visual crop production guides that illustrate practices to improve crop yield and quality across our smallholder sourcing programs.

AB InBev - Annual Report 2022 | 47

LETTER TO OUR 2022 WHO WE ARE OUR DIVERSIFIED ENABLE A SUSTAINABLE SHAREHOLDERS KEY FIGURES OUR PURPOSE AND WHAT WE BREW FOOTPRINT 2022 IN REVIEW OUR STRATEGY AND INCLUSIVE FUTURE 2022 highlights Our Global Parental Leave Standard offers 16 weeks 2022 2021 2020 2019 2018 2017 of parental leave to the primary caregiver, which is Diversity, Equity inclusive to all gender identities and all entry points Number of nationalities represented in our 132 125 121 123 122 122 to parenthood, and two weeks to the secondary overall workforce and Inclusion caregiver. We also introduced inclusive benefits such as gender-affirming medical support for Number of nationalities represented in our 61 64 54 55 54 48 Our company must be an global headquarters transgender colleagues in the US and Canada, and inclusive and diverse workplace financial and legal support for name changes for Percent of women in our overall workforce 22% 21% 19% 19% 18% 18% colleagues in Brazil and Colombia. where everyone feels they belong regardless of personal Percent of women in our salaried workforce 35% 34% 32% 31% 30% 30% characteristics or social identities. Percent of women among our top five 28% 26% 24% 22% 20% 19% In Europe, we launched our anti-harassment and Our greatest strength is our people, leadership levels anti-discrimination campaign, #ItStopsWithMe. It and we support the opportunity for centers on asking individuals to commit to speaking Percent of women among our top three 14% 14% 14% 12% 11% 10% every individual to excel. We work up and calling out harassment and discrimination if leadership levels they witness it. In addition, our Belgian beer brand to continue fostering an inclusive Jupiler launched a campaign urging fans who Percent change in D&I index in annual 1pp 1pp 2pp 0pp 1pp NA workplace so that everyone can witness racism and discrimination in stadiums to employee engagement survey succeed in our business. report the behavior via an anonymous hotline. R ead more about our initiatives to drive an inclusive, empowered and equitable future Our employee resource groups (ERGs) are The Michelob ULTRA Run Fund encourages more welcoming colleagues into inclusive, safe spaces women athletes to run marathons, offering training around the world. In Brazil, ERGs created toolkits programs for them to make their marathon debut. with tips and resources on how to develop more The initiative is part of the brand’s 100 million USD inclusive environments. In China, the Women’s investment commitment towards women’s sports ERG championed Mulan Day hosted thousands over the next five years. In addition, Busch Light of colleagues for the first-ever Mulan Innovation has pledged to sponsor all eligible women NASCAR Challenge, an invitation for women to develop drivers through its Accelerate Her program, which creative ideas to grow our business with consumers. has already sponsored seven women drivers. In North America, Women in Beer & Beyond and PRISM 2SLGBTQI+ ERGs offer professional development network with educational programs We have worked with an independent party to and resources. conduct a pay equity review. There is no statistically 28% significant difference in base pay between women Hear fr om the Chair of our PRISM ERG in Canada and men. representation of women how we are advancing inclusivity in senior leadership positions (two percentage points increased compared to 2021) AB InBev - Annual Report 2022 48

Corporate Governance Statement Table of contents 50 Introduction 53 The Board of Directors 60 Chie f Executive Officer and Executive Management 61 Senior Leadership Team 64 In ternal Control and Risk Management Systems 66 Shareholders’ structure 69 It ems to be disclosed pursuant to Article 34 of the Belgian Royal Decree of 14 November 2007 75 Remuneration

1. Introduction 1.1. The Belgian Code on Corporate Governance The corporate governance practices of Anheuser-Busch InBev are reflected in its Corporate Governance Charter, which is available on https://www.ab-inbev.com/investors/corporate-governance/corporate-governance-documents.html. The Charter is regularly updated. Anheuser-Busch InBev is a company incorporated under Belgian law with a primary listing on Euronext Brussels (Euronext: ABI) and with secondary listings on the Mexico Stock Exchange (MEXBOL: ANB) and the Johannesburg Stock Exchange (JSE: ANH) (ISIN: BE0974293251) and with American Depositary Shares (“ADSs”) listed on the New York Stock Exchange. As a Belgian company with a primary listing on Euronext Brussels, Anheuser-Busch InBev adheres to the principles and provisions of the 2020 Belgian Corporate Governance Code (www.corporategovernancecommittee.be) (“the Corporate Governance Code”), taking into account its specific status as a multinational group with secondary listings in Mexico and Johannesburg and with ADSs listed in New York. In line with AB InBev’s specific shareholding structure and the global nature of its operations, the company has departed in 2022 from the following soft-law principles of the Corporate Governance Code: Principle 4.19 of the Corporate Governance Code: “the Board should set up a nomination committee with the majority of its members comprising independent non-executive board members” - The Board of Directors appoints the chairman and members of the Nomination Committee from among the directors. As the committee is composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, the Board considers that the composition of this committee achieves the aim of Principle 4.19 of the Corporate Governance Code. Principle 7.6 of the Corporate Governance Code: “A non-executive board member should receive part of their remuneration in the form of shares in the company. These shares should be held until at least one year after the non-executive board member leaves the board and at least three years after the moment of award. However, no stock options should be granted to non-executive board members” - The share-based component of the directors’ remuneration is paid in the form of Restricted Stock Units. Such Restricted Stock Units vest after five years and, upon vesting, entitle their holders to one AB InBev share per Restricted Stock Unit (subject to any applicable withholdings). The shares delivered to directors upon vesting of the Restricted Stock Units are not subject to a lock-up of three years after the date of delivery and one year after the date of departure of the relevant director. However, the Board considers that the five- year vesting period of the Restricted Stock Units fosters a sustainable and long-term commitment of the directors to shareholder value creation that addresses the goal of Principle 7.6 of the Corporate Governance Code. 1.2. New York Stock Exchange Listing Further to the New York Stock Exchange listing of ADSs representing ordinary shares of AB InBev, the New York Stock Exchange Corporate Governance rules for Foreign Private Issuers are applicable to the company. AB InBev has also registered under the US Securities and Exchange Act of 1934, as amended. As a result, it is also subject to the US Sarbanes- Oxley Act of 2002 and to certain US Securities laws and regulations relating to corporate governance. 1.3. Specific Corporate Governance initiatives 1.3.1. FOSTERING ETHICAL CONDUCT The Board of Directors and management of AB InBev are committed to promoting and maintaining the highest standards of ethical behavior and transparency. This guides everything that AB InBev does as an organization, and serves as its foundation for creating a future with more cheers. AB InBev has established ethical rules and internal codes and policies to reinforce this commitment. The Code of Business Conduct sets out the ethical standards which all colleagues around the world are expected to adhere to and provides guidance for interactions with third parties. It requires colleagues to comply with all applicable laws, disclose any relevant conflicts of interests, to act in the best interests of the company, and conduct all dealings in an honest and ethical manner. It covers confidentiality of information, limits on offering or accepting gifts or entertainment, and the appropriate use of the company’s property. The Code of Business Conduct includes policies which define colleagues’ responsibilities and expected AB InBev – Annual Report 2022 çç 50 behavior, and includes the Global Anti-Corruption, Human Rights, Digital Ethics & Data Privacy, Anti-Harassment and Anti- Discrimination, and Conflict of Interest Policies. As an example, the Global Anti-Corruption Policy states that AB InBev’s employees are strictly prohibited from, either directly or indirectly, giving, offering, promising, or authorizing anything of value, to anyone with the intent to exert improper influence or inducement, secure an improper commercial advantage for the company, or serve as a reward for past improper conduct. In line with this commitment to integrity, AB InBev encourages its colleagues and third parties to speak up through a global whistle-blowing system. This system provides a simple, secure, confidential and, if desired, anonymous manner to raise concerns or report actual or suspected violations of law or policies. The company also uses technology and its BrewRIGHT and Lighthouse digital risk analytics systems to proactively monitor risk and potential violations of policy. 1.3.2. DEMONSTRATING COMMITMENT TO SHAREHOLDER COMMUNICATION AB InBev is committed to creating value for its shareholders. The company encourages its shareholders to take an active interest in the company. In support of this objective, it provides quality information, in a timely fashion, through a variety of communication tools. These include annual reports, half-yearly reports, ESG reports, quarterly statements, financial results announcements, briefings, and a section that is dedicated to investors on the AB InBev website (www.ab-inbev.com/investors.html). AB InBev recognizes that a commitment to disclosure builds trust and confidence with shareholders and the public in general. The company adopted a Disclosure Manual to demonstrate its commitment to best practices in transparency. This manual is designed to promote full, consistent and timely disclosure of company activities. 1.3.3. UPHOLDING SHAREHOLDER RIGHTS Prior to the annual shareholders’ meeting, shareholders are invited to submit any questions they have for the Chairman or the CEO for discussion during the meeting. The agenda for the shareholders’ meeting and all related documents are also posted on the AB InBev website at least 30 days in advance of any shareholders’ meeting. Shareholders have the right to vote on various resolutions related to company matters. If they are unable to attend a meeting, they can submit their votes by mail or appoint a proxy. Minutes of the meetings and results of the votes are posted on the AB InBev website shortly after the meeting (www.ab- inbev.com/investors/corporate-governance/shareholder-meetings.html). The convening notice for the upcoming annual shareholders’ meeting to be held on 26 April 2023 will be published on 24 March 2023 and will contain further information on the format of the meeting and modalities for participation. 1.3.4. PREVENTING THE ABUSE OF INSIDE INFORMATION The company’s Code of Dealing is applicable to all members of the Board of Directors, all members of senior management, all employees and certain associated persons. The Code of Dealing aims to prevent the abuse of inside information, especially in periods leading up to price-sensitive events or decisions or announcement of financial results. The Code of Dealing prohibits dealing in the company’s securities by certain persons during any closed period, e.g. a period of 30 days preceding any results announcement of the company. In addition, before dealing in any securities of the company, members of the Board of Directors, certain members of senior leadership, including all members of the Senior Leadership Team, and certain associated persons must obtain clearance in accordance with the procedure set forth in the Code of Dealing. Compliance with the Code of Dealing is reinforced and monitored through the company’s Compliance Program. In accordance with EU Regulation 596/2014 on market abuse (MAR), the company establishes lists of insiders when required. In addition, pursuant to the same regulation, (i) members of the Executive Committee (ExCom) and (ii) members of the Board of Directors notify their trades (above a 5,000 Euro yearly threshold) to the company and to the Belgian Financial Services and Markets Authority (FSMA), which publishes these notifications on its website. AB InBev – Annual Report 2022 çç 51

1.3.5. CORPORATE SOCIAL RESPONSIBILITY AB InBev’s Purpose is to dream big to create a future with more cheers. Corporate social responsibility and sustainability are central to the company’s culture and embedded in the way it does business. In accordance with article 3:6, §4 and article 3:32, §2 of the Belgian Code of Companies and Associations (the “Belgian Companies Code”), which implement Directive 2014/95/EU of 22 October 2014 amending Directive 2013/34/EU as regards disclosure of non-financial and diversity information by certain large undertakings and groups, AB InBev has included in its 2022 Environmental Social and Governance (ESG) Report a non-financial statement reporting on corporate social responsibility matters. The 2022 ESG Report constitutes an annex to this Annual Report. 1.3.6. DIVERSITY, EQUITY & INCLUSION The company strives to make AB InBev a community where everyone feels included and respected. The company believes that a diverse team improves the quality of decision-making, and ultimately improves overall performance. Diversity, Equity & Inclusion (DEI) is a global priority for AB InBev’s Senior Leadership Team (SLT), as they are important enablers of the success of the company and its people. Launched by AB InBev in 2020, the Global Diversity, Equity & Inclusion Council is chaired by the CEO and includes a diverse group of representative leaders from zones and functions. The Council is dedicated to collaborating on impactful decisions and championing DEI at the highest levels of the organization. The company believes that its greatest strength is its diverse team of people and that its people should feel comfortable being their authentic selves at work every day, regardless of their personal characteristics or social identities, such as race and ethnicity, nationality, gender, identity, sexual orientation, age, abilities, socioeconomic status, and religion etc. A diverse and inclusive workforce better enables the company to understand its equally diverse consumers and stakeholders. This resulted in AB InBev’s decision to launch a new Global Diversity, Equity & Inclusion policy in November 2018 as part of the company’s Global Code of Business Conduct. The Global Diversity, Equity & Inclusion policy provides additional guidelines for cultivating and maintaining a diverse and inclusive culture. In addition, we launched our first Global Parental Policy in 2018 and updated our Global Policies on Anti-Harassment, Anti-Discrimination and Human Rights in 2019, and introduced our Domestic Violence Leave Policy. While all of the company’s geographic zones are covered under the global policy, the company acknowledges that there is no one-size-fits-all approach to diversity, equity and inclusion. Accordingly, each zone has the flexibility to adapt the policy locally to include more information relevant to its local market. We measure colleague sentiment about diversity, equity and inclusion in the company’s annual engagement survey. AB InBev is proud to have an employee base of 132 nationalities across the business, with 28 nationalities represented on the SLT and the senior leadership level directly below the SLT. Two out of 18 members on the SLT are women (same ratio as last reporting year). Reference is made to section 4 of this Corporate Governance Statement for a short biography of each of the members of the SLT, including their qualifications and background. AB InBev continues working to promote all aspects of diversity in its entire senior leadership, with a focus on building a diverse talent pipeline, considering the relevant skills, education, experience and background of employees. This strategy continues to drive results. For instance, while the representation of women in the SLT and the senior leadership level directly below the SLT remained constant compared to last reporting year, the overall representation of women in top leadership positions in our company grew by 2 percentage points compared to the last reporting year. The process for nominating and selecting candidates for the Board of Directors is described in the Corporate Governance Charter of Anheuser-Busch InBev. The company aims to have a balanced and diverse Board primarily considering, among other things, the relevant skills, education, experience and background of directors. Currently, five out of 15 Board members are women (same ratio as last reporting year). Reference is made to section 2.1 of this Corporate Governance Statement for a short biography of each of the members of the Board of Directors, including their qualifications and background, as well as for further information on the applicable Belgian legal gender diversity requirements. AB InBev – Annual Report 2022 çç 52

2. The Board of Directors 2.1. Structure and composition The Board of Directors currently consists of 15 members, all of whom are non-executives. The roles and responsibilities of the Board, its composition, structure and organization are described in detail in Anheuser- Busch InBev’s Corporate Governance Charter. This Corporate Governance Charter includes the criteria that directors must satisfy to qualify as independent directors. Unless the shareholders’ meeting decides on a shorter term, directors (other than the Restricted Share Directors) are appointed for a maximum term of four years, which is renewable. In accordance with article 19.4 (b) of our Articles of Association, Restricted Share Directors are appointed for renewable terms ending at the next ordinary shareholders’ meeting following their appointment. The appointment and renewal of mandates of directors (i) is based on a recommendation of the Nomination Committee, taking into account the rules regarding the composition of the Board that are set out in the Articles of Association (e.g., rules regarding number of independent directors and directors appointed upon proposal of the AB InBev Reference Shareholder and the Restricted Shareholders), and (ii) is subject to approval by the shareholders’ meeting. Pursuant to the Articles of Association, the Board is composed as follows, reflecting the Company’s particular shareholder structure: •• three directors shall be independent directors appointed by the shareholders’ meeting upon proposal by the Board; and •• so long as the Stichting Anheuser-Busch InBev (the Reference Shareholder) and/or any of its Affiliates, any of their respective Successors or Successors' Affiliates own, in aggregate, more than 30% of shares with voting rights in the share capital of the company, nine directors shall be appointed by the shareholders’ meeting upon proposal by the Reference Shareholder and/or any of its Affiliates, any of their respective Successors or Successors' Affiliates; and •• so long as the holders of Restricted Shares (the Restricted Shareholders) (together with their Affiliates, any of their respective Successors and/or Successors' Affiliates) own in aggregate: − more than 13.5% of the Shares with voting rights in the share capital of the company, three directors will be appointed by the shareholders’ meeting upon proposal by the Restricted Shareholders (each such director a Restricted Share Director); − more than 9% but not more than 13.5% of the Shares with voting rights in the share capital of the company, two Restricted Share Directors will be appointed; − more than 4.5% but not more than 9% of the Shares with voting rights in the share capital of the company, one Restricted Share Director will be appointed; and − 4.5% or less than 4.5% of the Shares with voting rights in the share capital of the company, they will no longer have the right to propose any candidate for appointment as a member of the Board and no Restricted Share Directors will be appointed. The Articles of Association set out detailed rules regarding the calculation of the company’s share capital owned by the Reference Shareholder and the Restricted Shareholders for the purpose of determining director nomination rights. Affiliates and Successors have the meaning set out in the Articles of Association. The composition of the Board will be balanced primarily considering the respective skills, education, experience and background of each of the Board members. AB InBev fully complies with the Belgian Code of Corporate Governance, which recommends that companies have at least three independent directors. With a view to further optimizing its composition, we anticipate that a proposal will be made at the upcoming annual shareholders’ meeting to be held on 26 April 2023 to revise the above Board composition rules through an amendment to the Articles of Association, and to make the corresponding changes to the current Board composition. If approved by the shareholders’ meeting, the number of independent directors on the Board will be increased from three to four independent directors and the number of directors appointed upon proposal of the Reference Shareholder will decrease from nine to eight directors. AB InBev – Annual Report 2022 çç 53

According to the Belgian Companies Code, at least one third of the directors have to be women. As a newly listed company having securities admitted to trade on Euronext Brussels on 11 October 2016, AB InBev needed to comply with this gender diversity requirement as from 1 January 2022. The company is, however, already compliant with this gender diversity requirement since April 2019. Following the appointment of Ms. Sabine Chalmers, Ms. Xiaozhi Liu and Ms. Cecilia Sicupira as Board members by the annual shareholders' meeting of 24 April 2019, the number of women on our Board increased from two to five members (out of a total of 15 Board members). AB InBev will continue its efforts towards fostering gender diversity on its Board in the coming years.

At the annual shareholders' meeting held on 27 April 2022, Mr. Nitin Nohria was appointed as successor to Mr. Roberto Thompson Motta for a term of 4 years upon proposal of the Reference Shareholder.

In addition, the mandates of all three Restricted Share Directors, i.e. Messrs. Martin J. Barrington, William F. Gifford and Alejandro Santo Domingo, ended at the annual shareholders' meeting held on 27 April 2022. In accordance with article 19.4 (b) of our Articles of Association, their mandates were renewed for a one year term ending at the upcoming annual shareholders' meeting to be held on 26 April 2023.

The composition of Anheuser-Busch InBev's Board of Directors at the end of the reporting period is as follows:

Name	Date of birth Nationality	Function	Current Term started	Term expires
Independent Directors				
Xiaozhi Liu	1956, German	Non-Executive Independent director	2019	2023
Michele Burns	1958, American	Non-Executive Independent director	2020	2024
Elio Leoni Sceti	1966, Italian	Non-Executive Independent director	2020	2024
Directors upon proposal of the AB InBev Reference Shareholder				
Maria Asuncion Aramburuzabala	1963, Mexican	Non-Executive, Non-Independent director	2020	2024
Paul Cornet de Ways Ruart	1968, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2020	2024
Sabine Chalmers	1965, American	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2019	2023
Grégoire de Spoelberch	1966, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2020	2024
Alexandre Van Damme	1962, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2020	2024
Claudio Garcia	1968, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2019	2023
Paulo Lemann	1968, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2020	2024
Nitin Nohria	1962, American	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2022	2026
Cecilia Sicupira	1981, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2019	2023
Directors upon proposal of the Restricted Shareholders (Restricted Share Directors)				
Martin J. Barrington	1953, American	Non-Executive director, nominated by Altria	2022	2023
William F. Gifford	1970, American	Non-Executive director, nominated by Altria	2022	2023
Alejandro Santo Domingo	1977, Colombian	Non-Executive director, nominated by Bevco	2022	2023

Ms. Aramburuzabala is a non-executive member of the Board. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnológico Autónomo de Mexico). She served as CEO of Tresalia Capital from 1996 to 2022. She is currently the chairperson of the Boards of Directors of Tresalia Capital, Abilia and Red Universalia. She was formerly a member of the Grupo Modelo Board of Directors, and is currently on the Board of Coty.

Mr. Barrington is a representative of the Restricted Shareholders. Born in 1953, he is an American citizen and graduated from The College of Saint Rose with a Bachelor's Degree in History, and from Albany Law School of Union University with a Juris Doctorate Degree. He is the retired Chairman, Chief Executive Officer and President of Altria Group. During his 25 years at Altria Group, he served in numerous legal and business roles for Altria and its companies. These include Vice Chairman of Altria Group; Executive Vice President and Chief Administrative Officer of Altria Group; Senior Vice President

AB InBev – Annual Report 2022 | 54

and General Counsel of Philip Morris International (a separate public company spun-off from Altria Group in 2008); and Senior Vice President and General Counsel of Philip Morris USA. Before joining Altria, Mr. Barrington practiced law in both the government and private sectors. Ms. Burns is an independent member of the Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, Cisco Systems, Etsy and Circle Online Financial, a private company. From 2003 until 2013, she served as a director of Wal-Mart Stores. From 2014 until 2018, she served on the Board of Alexion Pharmaceuticals. She currently serves on the Advisory Council of the Stanford Center on Longevity at Stanford University. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies. Ms. Chalmers is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1965, Ms. Chalmers is an American citizen and holds a Bachelor’s Degree in Law from the London School of Economics and is qualified to practice law in England and New York State. Ms. Chalmers is the General Counsel and Director of Regulatory Affairs of BT Group plc and is also a member of the Court of Directors of the Bank of England. Prior to joining BT, she was the Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors of AB InBev, a role she held from 2005 to 2017. Ms. Chalmers joined AB InBev after 12 years with Diageo plc where she held a number of senior legal positions including as General Counsel of the Latin American and North American businesses. Prior to Diageo plc, she was an associate at the law firm of Lovell White Durrant in London, specializing in mergers and acquisitions. Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange U.K. and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a non-executive director of EPS, Adrien Invest, Floridienne S.A. and several privately held companies. Mr. Garcia is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and is a graduate from Universidade Estadual do Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Garcia interned at Companhia Cervejaria Brahma in 1991 and was employed as a Management Trainee in February 1993. From 1993 until 2001, Mr. Garcia worked in several positions in finance, mainly in the area of corporate budgeting. In 2001, he started the first Shared Service Center for Ambev and in 2003 he became the head of both the Technology and Shared Services operations. Mr. Garcia participated in all M&A integration projects from 1999 until 2018. In 2005, he was appointed Chief Information and Shared Service Officer for InBev (following the combination of Ambev and Interbrew) in Leuven, Belgium. From 2006 to 2014, Mr. Garcia combined the functions of Chief People and Technology Officer. From 2014 to January 2018, Mr. Garcia was the Chief People Officer of Anheuser-Busch InBev. Mr. Garcia is a board member of Lojas Americanas, the Garcia Family Foundation, Chairman of the Telles Foundation and a Trustee at the Chapin School in New York City. Mr. Gifford is a representative of the Restricted Shareholders. Born in 1970, he is an American citizen and graduated from Virginia Commonwealth University with a Bachelor’s Degree in Accountancy. He serves as Chief Executive Officer of Altria Group. Prior to his current position, Mr. Gifford served as Vice Chairman and Chief Financial Officer of Altria Group from May 2018 until April 2020 with responsibility for overseeing Altria’s financial functions, core tobacco businesses and sales and distribution business. Prior to that he served as Executive Vice President and Chief Financial Officer from March 2015 until May 2018. Since joining Philip Morris USA, an Altria subsidiary, in 1994, he has served in numerous leadership roles including President and Chief Executive Officer of Philip Morris USA and Vice President and Treasurer for Altria, and has led various functions including Finance, Strategy and Business Development and Market Information and Consumer Research. Prior to joining Philip Morris USA, Mr. Gifford worked at the public accounting firm of Coopers & Lybrand, which currently is known as PricewaterhouseCoopers. Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst AB InBev – Annual Report 2022 çç 55 at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. Mr. Lemann is a Founding Partner at Vectis Partners and is a board member of Lojas Americanas, Lemann Foundation and Lone Pine Capital. Mr. Leoni Sceti is an independent member of the Board. Born in 1966, he is an Italian citizen who lives in the UK. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post- graduate bar exam. Mr. Leoni Sceti has over 30 years’ experience in the fast-moving consumer goods and media sectors. He is Chief Crafter and Chairman of The Craftory, a global investment house for purpose-driven challenger brands in FMCG. Mr. Leoni Sceti is Chairman of London-based LSG holdings and an early stage investor in Media & Tech, with over 25 companies in his portfolio. He is also an independent member of the Board at cocoa and chocolate leader Barry Callebaut and is a director at the Kraft Heinz Company. His roles in the non-profit space include being a Trustee and Counsellor at One Young World (young leaders from over 190 countries), and Chairman of the U.K. board at Room to Read (promoting literacy and gender equality in education, globally). His previous roles included: CEO of Iglo Group - whose brands are Birds Eye, Findus & Iglo - until May 2015, when the company was sold to Nomad Foods; Global CEO of EMI Music from 2008 to 2010; and - prior to EMI - an international career in marketing and senior leadership roles at Procter & Gamble and Reckitt Benckiser, where he later was CMO, global head of Innovation and then head of the European operations. Dr. Liu is an independent member of the Board. Born in 1956 in China, she is a German citizen and is the founder and CEO of ASL Automobile Science & Technology (Shanghai) Co., Ltd. since 2009 and is an independent director of Autoliv and Johnson Matthey Plc. Previously, she held various senior executive positions, including Chairman and CEO of Neotek (China), Vice-Chairman and CEO of Fuyao Glass Group, Chairman and CEO of General Motors Taiwan, Director of concept vehicle for Buick Park Avenue and Cadillac, Vehicle Electronics-Control and Software Integration for GM North America, CTO and Chief Engineer of General Motors Greater China Region, and Representative Managing Director of Delphi Automotive in Shanghai China. Prior to 1997, she was responsible for Delphi Packard China JV Development, Sales and Marketing as well as New Business Development. Besides these executive roles, Dr. Liu also served as an independent director of CAEG from 2009 to 2011 and an independent director of Fuyao Glass Group from 2013 to 2019. Dr. Liu has rich professional experience covering the areas of general management of enterprises, P&L, technology development, marketing and sales, mergers and acquisitions, including in the United States, Europe and China at global Top 500 companies and Chinese blue-chip private enterprises. She earned a Ph.D. in Chemical Engineering, a Master’s Degree of Electrical Engineering at the University of Erlangen/Nuremberg Germany and a Bachelor’s Degree in Electrical Engineering at Xian Jiao Tong University in Xian China. She also attended the Dartmouth Tuck School of Business for Executives. Mr. Nohria is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1962, he is an American citizen and graduated from Massachusetts Institute of Technology with a Ph.D. in Management and from the Indian Institute of Technology, Bombay, with a Bachelor of Technology in Chemical Engineering. Mr. Nohria started his career as a faculty member of Harvard Business School in 1988 and served as its Dean from 2010 to 2020. He is currently a Professor at Harvard Business School and Partner and Executive Chairman of Thrive Capital, a venture capital firm. Mr. Nohria also serves on the Boards of Directors of The Bridgespan Group, Mass General Brigham, and Rakuten Medical. Mr. Santo Domingo is a representative of the Restricted Shareholders. Born in 1977, he is a US, Colombian and Spanish citizen and obtained a B.A. in History from Harvard College. He is the Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. He was a member of the Board of SABMiller Plc until 2016, where he was also Vice- Chairman of SABMiller Plc for Latin America. Mr. Santo Domingo is Chairman of the Board of Bavaria S.A. in Colombia. He is Chairman of the Board of Valorem, a company which owns a diverse portfolio of industrial and media assets in Latin America. Mr. Santo Domingo is also a director of Life Time Group Holdings, Inc., an owner and operator of fitness centers in the United States and Canada, Florida Crystals, the world’s largest sugar refiner, Caracol TV, Colombia’s leading broadcaster, El Espectador, a leading Colombian newspaper, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit sector, he is Chair of the Wildlife Conservation Society and Fundación Santo Domingo. He is also a Member of the Boards of The Metropolitan Museum of Art, The British Museum, DKMS, a foundation dedicated to combatting leukemia and blood disorders, WNET, Mount Sinai Health System and Fundación Pies Descalzos, a foundation focused on assisting impoverished children in Colombia. He is a member of Harvard University’s Global Advisory Council (GAC). AB InBev – Annual Report 2022 çç 56

Ms. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1981, she is a Brazilian citizen and is a graduate from the American University of Paris with a Bachelor's Degree in International Business Administration and of Harvard Business School's Owner/President Management (OPM) program. Ms. Sicupira previously served on the board of Lojas Americanas S.A, Ambev S.A., Restaurant Brands International and São Carlos Empreendimentos S.A. Ms. Sicupira began her career in 2004 as an analyst within Goldman Sachs' Investment Banking Division covering Latin America. Today she is a director and partner of LTS Investments.

Mr. de Spoelberch is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder and his recent activities include shared Chief Executive Officer responsibilities for Lunch Garden, the leading Belgian self-service restaurant chain. He is a member of the board of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest and Cobehold (Cobepa). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of several family-owned companies such as Patri S.A. (Luxembourg).

2.2. Functioning

In 2022, the Board of Anheuser-Busch InBev held ten meetings, most of which were in person meetings. Two of the meetings were held in the geographical zones in which the company has operations. On these occasions, the Board was provided with a comprehensive briefing of the relevant geographical zone and market, which included an overview of performance, key challenges facing the market and the steps being taken to address the challenges. These visits also provided the Board members with the opportunity to meet with employees, trainees, consumers, customers and other stakeholders.

Other major Board agenda items in 2022 included the impact of and response to the Russia-Ukraine war; continued Covid-19 impact and restrictions; geopolitical and macro-economic developments; the long-range plan (10YP); achievement of targets; sales figures and brand health; reporting and budget (1YP); consolidated results; strategic direction; culture and people, including diversity, equity & inclusion (DEI) and management succession planning; new and ongoing investment; capital market transactions; financial profile and deleveraging; transformation initiatives; external growth and acquisitions; marketing strategy; consumer insights; corporate social responsibility and sustainability; risk management and compliance as well as discussions on governance and Board succession planning.

The average attendance rate at Board meetings in 2022 was 98%.

In 2022, the Board has been assisted by four Committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

As per the date of this report, the composition of the Committees is as follows:

	Audit Committee	Nomination Committee	Finance Committee	Remuneration Committee
Maria Asuncion Aramburuzabala				
Martin J. Barrington	Member	Member		
Michele Burns	Chair		Member	Member
Sabine Chalmers		Member		
Paul Cornet de Ways Ruart			Member	
Grégoire de Spoelberch			Chair	
Claudio Garcia		Chair		Chair
William F. Gifford			Member	
Paulo Lemann			Member	
Xiaozhi Liu	Member			
Nitin Nohria			Member	
Alejandro Santo Domingo			Member	
Elio Leoni Sceti	Member			Member
Cecilia Sicupira		Member		
Alexandre Van Damme		Member		

AB InBev – Annual Report 2022 | 57

AUDIT COMMITTEE In accordance with the requirements of the Belgian Companies Code, the Audit Committee is composed exclusively of non- executive Board members and at least one of its members qualifies as an independent director under Belgian law. In addition, Ms. Burns has extensive experience in accounting and audit matters. Reference is made to section 2.1 for a short biography and an overview of her qualifications and experience. A majority of the voting members of the Audit Committee are independent directors as defined in the company’s Corporate Governance Charter and all of them are independent as defined in Rule 10A-3(b)(1)(ii) under the US Securities Exchange Act of 1934, as amended. In 2022, the Audit Committee met nine times. During its meetings, the Committee reviewed the financial statements of the company, the annual report, half-yearly and quarterly statements, as well as related results announcements. The Committee also considered issues arising from internal audits conducted by the Internal Audit department and the implementation of the company’s Compliance Program. Obligations under the Sarbanes Oxley Act, the review of the independence of the external auditor, the company’s data privacy and cybersecurity programs, developments in ESG reporting regulations and a quarterly status update of significant litigation were some of the other important topics on the agenda of the Committee in 2022. The members of the Committee attended all meetings, except for Ms. Burns and Mr. Sceti each of whom was absent at one meeting (94% average attendance rate). FINANCE COMMITTEE The Finance Committee met seven times in 2022. Committee discussions included treasury updates and overall risk management strategy including, but not limited to risks related to commodities, interest rates, currencies and liquidity, hedging policies, the debt profile and capital structure of the group, pensions and dividends. The members of the Committee attended all meetings, except for Ms. Burns, Mr. Cornet and Mr. Nohria each of whom was absent at one meeting and Mr. Gifford who was absent at two meetings (91% average attendance rate). NOMINATION COMMITTEE The Nomination Committee’s principal role is to guide the Board succession process. The Committee identifies persons qualified to become Board members and recommends director candidates for nomination by the Board and appointment by the shareholders’ meeting. The Nomination Committee met six times in 2022. Discussions included the nomination of directors for appointment or renewal, Board and Board Committee composition, management targets, the global management trainee program, DEI initiatives and progress, and succession planning for key executive functions. The members of the Committee attended all meetings (100% average attendance rate). REMUNERATION COMMITTEE In accordance with the requirements of the Belgian Companies Code, the Remuneration Committee is composed exclusively of non-executive Board members and a majority of its members, i.e. Ms. Michele Burns and Mr. Elio Leoni Sceti, qualify as independent directors under Belgian law. The Remuneration Committee’s principal role is to guide the Board on decisions relating to the remuneration policies for the Board, the CEO, the Executive Committee (ExCom) and the Senior Leadership Team (SLT) and on individual remuneration packages of directors, the CEO and other members of the ExCom and members of the SLT. The Remuneration Committee met eight times in 2022. Discussions included achievement of targets, Executive and Board compensation, executive shares, restricted stock units and options schemes, Long Term Incentive grants, new compensation models and special incentives. The members of the Committee attended all meetings, except for Mr. Leoni Sceti who was absent at one meeting (96% attendance rate). AB InBev – Annual Report 2022 çç 58

2.3. Evaluation of the Board and its committees For each financial year, the Board performs an evaluation of its performance at the initiative of the Chairman. The Board discusses the results of this evaluation in executive session in the absence of management. A third party may act as facilitator. As part of this evaluation process, each director is requested to comment on and evaluate the following topics: •• effectiveness of Board and committee operations (e.g. checking that important issues are suitably prepared and discussed, time available for discussion of important policy matters, checking availability and adequacy of pre- read); •• the qualifications and responsibilities of individual directors (e.g. actual contribution of each director, the director’s presence at the meetings and his/her involvement in discussions, impact of changes to the director’s other relevant commitments outside the company); •• effectiveness of oversight of management and interaction with management; •• composition and size of the Board and committees. Examples of relevant criteria that are considered include: − director independence: an affirmative determination as to independence in accordance with the independence criteria published in the Corporate Governance Charter. − other commitments of directors: the outside Board commitments of each director enhance experience and perspective of directors, but will be reviewed on a case-by-case basis to ensure that each director can devote proper attention to the fulfilment of his oversight responsibilities. − disqualifying circumstances: certain circumstances may constitute a disqualification for membership on the Board (e.g. Board membership of a major supplier, customer or competitor of the company, membership of a federal or regional government). Circumstances will be evaluated on a case-by-case basis to ensure that directors are not conflicted. − skills and previous contributions: the company expects that all directors prepare for, attend and participate actively and constructively in all meetings; exercise their business judgment in good faith; focus their efforts on ensuring that the company’s business is conducted so as to further the interests of the shareholders; and become and remain well informed about the company, relevant business and economic trends and about the principles and practices of sound Corporate Governance. Following review and discussion of the responses, the Chairman of the Board may table proposals to enhance the performance or effectiveness of the functioning of the Board. Advice can be requested from a third-party expert. The evaluation of the Audit Committee is a recurring agenda item for the Committee and is performed about once a year. This evaluation is discussed at a Committee meeting and includes assessment of its planning going forward, the appropriateness of the time allocated to its various areas of responsibility, its composition and any areas for improvement. Any major action points resulting therefrom are reported to the Board. 2.4. Certain transactions and other contractual relationships There are no transactions or other contractual relationships to be reported between the company and its Board members that gave rise to conflicting interests as defined in the Belgian Companies Code. The company is prohibited from making loans to directors, whether for the purpose of exercising options or for any other purpose. AB InBev – Annual Report 2022 çç 59

3. Chief Executive Officer and Executive Management The Chief Executive Officer (CEO) is entrusted by the Board with the responsibility for the day-to-day management of the company. The CEO has direct operational responsibility for the entire company. The CEO leads an Executive Committee (ExCom) which comprises the CEO, the Chief Financial Officer, the Chief Strategy and Technology Officer and the Chief Legal & Corporate Affairs Officer. The ExCom was established with effect as from 1 January 2019 and is the successor to the former Executive Board of Management. It reports to the CEO and works with the Board on matters such as corporate governance, general management of our company and the implementation of corporate strategy as defined by our Board. The ExCom performs such other duties as may be assigned to it from time to time by the CEO or the Board. As per 1 January 2023, our Executive Committee consisted of the following members: Michel Doukeris CEO David Almeida Chief Strategy and Technology Officer Fernando Tennenbaum Chief Financial Officer John Blood Chief Legal and Corporate Affairs Officer and Corporate Secretary AB InBev – Annual Report 2022 çç 60

4. Senior Leadership Team

The Senior Leadership Team (SLT) was established with effect as from 1 January 2019. The SLT reports to the Chief Executive Officer and consists of the members of the ExCom, all other functional Chiefs and Zone CEOs, including the Chief Executive Officer of Ambev and the Chief Executive Officer of Bud APAC, who report to the Board of Directors of Ambev and Bud APAC respectively.

The SLT has an advisory role to the Board and the ExCom and drives the commercial and operational agenda, reflecting the strategy set out by the Board. In addition, the SLT performs such duties as may be assigned to it from time to time by the CEO, ExCom or the Board.

As per 1 January 2023, our Senior Leadership Team consisted of the following members:

Michel Doukeris – CEO			
Members of the ExCom (other than the CEO)		**Zone CEOs**	
David Almeida	Chief Strategy and Technology Officer	Jan Craps	Asia Pacific (APAC)
John Blood	Chief Legal & Corporate Affairs Officer and Corporate Secretary	Jean Jereissati	South America
Fernando Tennenbaum	Chief Financial Officer	Carlos Lisboa	Middle America
Other Functional Chiefs		Ricardo Moreira	Africa
Ezgi Barcenas	Chief Sustainability Officer	Jason Warner	Europe
Nick Caton	Chief B2B Officer	Brendan Whitworth	North America
Katherine M. Barrett	General Counsel		
Lucas Herscovici	Chief Direct-to-Consumer Officer		
Nelson Jamel	Chief People Officer		
Peter Kraemer	Chief Supply Officer		
Marcel Marcondes	Chief Marketing Officer		
Ricardo Tadeu	Chief Growth Officer		

Michel Doukeris is AB InBev's Chief Executive Officer since 1 July 2021. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master's Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined AB InBev in 1996 and held a number of commercial operations roles in Latin America before moving to Asia where he led AB InBev's China and Asia Pacific operations for seven years. In 2016 he moved to the U.S. to assume the position of global Chief Sales Officer. Prior to his appointment as CEO, Mr. Doukeris led Anheuser-Busch and the North American business since January 2018.

David Almeida is AB InBev's Chief Strategy and Technology Officer since 29 April 2020. Born in 1976, Mr. Almeida is a dual citizen of the U.S. and Brazil and holds a Bachelor's Degree in Economics from the University of Pennsylvania. Most recently, he served as Chief Strategy and Transformation Officer and before that as Chief Integration Officer and Chief Sales Officer ad interim having previously held the positions of Vice President, U.S. Sales and of Vice President, Finance for the North American organization. Prior to that, he served as InBev's head of mergers and acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining the group in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Ezgi Barcenas is AB InBev's Chief Sustainability Officer since August 2021. Born in 1984, Ms. Barcenas is a dual citizen of Cyprus and the US and holds a bachelor's degree in Biomedical and Electrical Engineering from Vanderbilt University, a master's degree in Environmental Health from Harvard School of Public Health and an MBA degree from The University of Chicago Booth School of Business. Since joining the company in 2013 through the Global MBA Program, Ms. Barcenas has held key roles within the Corporate Affairs and Procurement functions. She most recently served as the Global Vice President of Sustainability. Prior to joining AB InBev, she worked in international trade, public health and international development.

AB InBev – Annual Report 2022 | 61

Katherine Barrett is AB InBev’s General Counsel. Born in 1970, Ms. Barrett is a U.S. citizen and holds a bachelor’s degree in Business Administration from Saint Louis University and a Juris Doctorate degree from the University of Arizona. Ms. Barrett joined Anheuser-Busch in 2000 as a litigation attorney in the Legal Department. She most recently served as Vice President, U.S. General Counsel & Labor Relations, where she was responsible for overseeing all legal issues in the U.S. including commercial, litigation and regulatory matters and labor relations. Prior to joining the company, Ms. Barrett worked in private practice at law firms in Nevada and Missouri. John Blood is AB InBev's Chief Legal & Corporate Affairs Officer and Company Secretary. Born in 1967, Mr. Blood is a U.S. citizen and holds a bachelor’s degree from Amherst College and a JD degree from the University of Michigan Law School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A. Most recently Mr. Blood was AB InBev’s General Counsel. Prior to the latter role, he was Zone Vice President Legal & Corporate Affairs in North America where he has led the legal and corporate affairs agenda for the United States and Canada. Prior to joining the company, Mr. Blood worked on the legal team in Diageo's North American business and also was in private practice at a New York City law firm. Nick Caton, is AB InBev’s Chief B2B Officer since April 2022. Born in 1982, he is a U.S. citizen and received a bachelor’s degree in mathematics from Stanford University and a law degree from Yale Law School. Mr. Caton has been with AB InBev for over 10 years, most recently as Chief Financial Officer for Anheuser-Busch. During his time at the company, Mr. Caton has held roles in finance, technology and sales in the North America Zone, Asia-Pacific Zone, BEES, and GHQ. Prior to AB InBev, Mr. Caton was with McKinsey and with Skadden Arps LLP. Jan Craps is AB InBev's CEO Asia Pacific Zone since 1 January 2019 and CEO and Co-Chair of Budweiser Brewing Company APAC since 8 May 2019. Born in 1977, Mr. Craps is a Belgian citizen and obtained a Degree in Business Engineering from KU Brussels and a Master's Degree in Business Engineering from KU Leuven, Belgium. Mr. Craps was an associate consultant with McKinsey & Company before joining Interbrew in 2002. He acquired a range of international experiences in a number of senior marketing, sales and logistics executive positions in France and Belgium. In 2011, he relocated to Canada where he was appointed Head of Sales for Canada followed by his appointment as President and CEO of Labatt Breweries of Canada in 2014. Until 31 December 2018, he held the position of Zone President Asia Pacific South. Lucas Herscovici is AB InBev’s Chief Direct-To-Consumer Officer since April 2022. Born in 1977, he is an Argentinean citizen and received a Degree in Industrial Engineering from Instituto Tecnológico de Buenos Aires. Mr. Herscovici joined the group in 2002 as a Global Management Trainee in Latin America South Zone and has built his career in Marketing and Sales. After years of leading Sales Strategy in Argentina, he moved to the Global Headquarters and in 2011 was responsible for opening the “Beer Garage”, AB InBev’s Global digital innovation office, based out of Palo Alto, California. After leading Digital Marketing and Consumer connections for USA, he later became Global Marketing VP of Insights, Innovation and Consumer Connections and held such role until 31 December 2018, when he became Chief Non-Alcohol Officer, a position he held until August 2020. He most recently served as Chief Sales Officer until April 2022. Nelson Jamel is AB InBev’s Chief People Officer since 29 April 2020. Born in 1972, Mr. Jamel is a Brazilian citizen and holds a bachelor’s and master’s degree in industrial engineering from the Universidade Federal do Rio de Janeiro. His more than 20-year journey with AB InBev has taken him from leading finance roles in Brazil to the Dominican Republic, through Western Europe and North America. Prior to his current role, he served as the Vice President of Finance and Technology for the North America Zone. Jean Jereissati Neto is AB InBev’s CEO South America Zone and CEO of Ambev. Born in 1974, he is a Brazilian citizen and received a Degree in Business Administration from Fundação Getúlio Vargas (FGV) and an Executive Education at Insead and Wharton. Mr. Jereissati joined Ambev in 1998 and held various positions in Sales and Trade Marketing prior to becoming CEO of Cerveceria Nacional Dominicana, in 2013, making a successful integration with CND. In 2015, he joined Asia and Pacific North Zone to become Business Unit President for China and in 2017 he was appointed Zone President of the Zone, leading one of the most complex and fast-growing business. Most recently, Mr Jereissati held the role of Business Unit President for Brazil. Peter Kraemer is AB InBev's Chief Supply Officer. Born in 1965, he is a U.S. citizen. A fifth-generation Brewmaster and native of St. Louis, Mr. Kraemer holds a Bachelor's degree in Chemical Engineering from Purdue University and a Master's degree in Business Administration from St. Louis University. He joined Anheuser-Busch 34 years ago and has held various brewing positions over the years, including Group Director of Brewing and Resident Brewmaster of the St. Louis brewery. In 2008, Mr. Kraemer became Vice President, Supply, for AB InBev's North America Zone, leading all brewery operations, quality assurance, raw materials and product innovation responsibilities. He was appointed Chief Supply Officer of AB InBev in March 2016. AB InBev – Annual Report 2022 çç 62

Carlos Lisboa is AB InBev's CEO Middle America Zone since 1 January 2019. Born in 1969, Mr. Lisboa is a Brazilian citizen and received a Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from FESP, both in Brazil. Mr. Lisboa joined Ambev in 1993 and has built his career in Marketing and Sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB InBev's Latin American North Zone. Mr. Lisboa then led the International Business Unit in AB InBev's Latin America South Zone for two years prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev's Global Brands. Most recently, Mr. Lisboa held the role of Zone President Latin America South until 31 December 2018. Marcel Marcondes is AB InBev’s Chief Marketing Officer since April 2022. Born in 1975, he is a Brazilian citizen and holds a Master’s Degree in business administration from the Business School São Paulo. Mr. Marcondes has been with the company since 2005, most recently as Global President, Beyond Beer Co. From 2017 to 2021, Mr. Marcondes was the Chief Marketing Officer at Anheuser-Busch, where he led the marketing strategy for a broad portfolio of some of the world’s largest beer brands. Mr. Marcondes sits on the Board of the Association of National Advertisers (ANA) and is a member of the Cannes Lions CMO Growth Council. He also sits on Adweek’s Diversity & Inclusion Council and leads Anheuser-Busch’s partnerships with AIMM’s #SeeHer and #SeeAll to promote multicultural marketing. Before joining AB InBev, Mr. Marcondes spent seven years in brand management at Unilever. Ricardo Moreira is AB InBev's CEO Africa Zone since 1 January 2019. Born in 1971, he is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialization in Management from University of Chicago in the U.S. Mr. Moreira joined Ambev in 1995 and held various positions in the Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head AB InBev's Sales, Marketing and Distribution organizations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of Zone President Latin America COPEC until 31 December 2018. Ricardo Tadeu is AB InBev's Chief Growth Officer since April 2022. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Laws from Harvard Law School in Cambridge, Massachusetts. He is also Six Sigma Black Belt certified. He joined Ambev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for the operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the combination with SAB in 2016. Mr. Tadeu most recently served as Chief B2B Officer, spearheading the creation of BEES, and before that he served as Chief Sales Officer until July 2020, and Zone President Africa until 31 December 2018. Fernando Tennenbaum is AB InBev’s Chief Financial Officer since 29 April 2020. Born in 1977, Mr. Tennenbaum is a dual citizen of Brazil and Germany and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo and a corporate MBA from Ambev. He joined the company in 2004, and has held various roles in the finance function (including Treasury, Investor Relations and M&A). He most recently served as the Vice President of Finance (South America Zone) and Chief Financial and Investor Relations Officer of Ambev S.A. Jason Warner is AB InBev’s CEO Europe Zone since 1 January 2019. Born in 1973, he is a dual British and U.S. citizen and received a BSc Eng Hons Industrial Business Studies degree from DeMontfort University in the United Kingdom. Prior to his current role, he was Business Unit President for North Europe between 2015 and 2018. He joined AB InBev in July 2009 as Global VP Budweiser, based in New York, before moving into a dual role of Global VP Budweiser and Marketing VP. He has also held Global VP roles for Corona as well as Innovation and Renovation. Prior to joining AB InBev, he held various positions at The Coca-Cola Company and Nestlé. Brendan Whitworth is AB InBev’s CEO North America Zone and CEO of Anheuser-Busch since 1 July 2021. Born in 1976, he is a US citizen and holds an MBA degree from Harvard Business School. Prior to his current role, he was Chief Sales Officer of Anheuser-Busch. Mr. Whitworth joined AB InBev in 2013 as a Global Sales Director and went on to hold various commercial leadership positions in the U.S., including Vice President U.S. Trade Marketing, and Vice President Sales U.S. Northeast Region. Prior to joining AB InBev, Mr. Whitworth held a series of U.S. commercial leadership roles at PepsiCo Frito-Lay. He also served in the US Marine Corps and Central Intelligence Agency. AB InBev – Annual Report 2022 çç 63

5. Internal Control and Risk Management Systems The Board of Directors and the ExCom, assisted by the SLT, were responsible for establishing and maintaining adequate internal controls and risk management systems during the reporting period. Internal control is the process designed to provide reasonable assurance regarding achievement of objectives related to effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations. Risk management is the process designed to identify potential events that may affect the company and to manage risks to be within its risk appetite. Without prejudice to the responsibilities of the Board as a whole, the Audit Committee oversees financial and business risk management and discusses the process by which management assesses and manages the company’s exposure to those risks and the steps taken to monitor and control such exposure. The major risks and uncertainties faced by the company are described in the Risks and Uncertainties section of the Management report in AB InBev’s annual report. The company has established and operates its internal control and risk management systems based on guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The internal control system is based upon COSO’s Internal Control – Integrated Framework of 2013 and the risk management system is based on COSO’s Enterprise Risk Management Framework of 2017. 5.1 Financial reporting The ExCom, assisted by the SLT, was responsible for establishing and maintaining adequate internal controls over financial reporting during the reporting period. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Internal controls over financial reporting include those written policies and procedures that: •• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of company assets; •• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; •• provide reasonable assurance that receipts and expenditures are being made only in accordance with authorization of management and directors of the company; and •• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements. Internal control over financial reporting includes the assessment of the relevant risks and the identification and monitoring of key controls and actions taken to correct deficiencies as identified. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Senior management assessed the effectiveness of the company’s internal control over financial reporting as of 31 December 2022. As indicated above, management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by COSO in May 2013. The assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of its operational effectiveness. Based on this assessment, it was determined that, as of 31 December 2022, the company maintained effective internal control over financial reporting. The Board of Directors and the Audit Committee reviewed management’s assessment. The review related among other things to ensuring that there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information, and to the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting. AB InBev – Annual Report 2022 çç 64

In addition, as a result of the listing of Anheuser-Busch InBev on the New York Stock Exchange, the company must adhere to Section 404 of the US Sarbanes-Oxley Act of 2002. As a consequence, the company is required to provide on a yearly basis a management report on the effectiveness of the company’s internal control over financial reporting, as described in Section 404 of the US Sarbanes-Oxley Act of 2002 and the rules implementing the act. Management’s report and the Statutory Auditor’s related opinion regarding the relevant financial year, will be included in the company’s Annual Report on Form 20-F for such year, which is required to be filed with the US Securities and Exchange Commission. 5.2 Internal Audit The company has a professional and independent internal audit (risk management) department. The appointment of the Head of internal audit is reviewed by the Audit Committee. The Audit Committee reviews internal audit’s risk assessment and annual audit plan and regularly receives internal audit reports for review and discussion. Internal control deficiencies identified by internal audit are communicated in a timely manner to management and periodic follow-up is performed to verify corrective action has been taken. 5.3 Compliance AB InBev has an Ethics & Compliance Program which fosters a culture of ethics, integrity and lawful behavior. This program includes a Code of Business Conduct and the Anti-Corruption Policy, which are available on the company’s website and intranet. The Ethics & Compliance Program further promotes compliance with applicable laws and regulations and the completion of a periodic certification by management of compliance with the Code of Business Conduct. A set of internal controls and a data analytics tool have been implemented and are periodically assessed by the Global and Local Ethics & Compliance Committees and the Audit Committee. The Global Ethics & Compliance Committee, chaired by the company’s Global Head of Ethics & Compliance, assesses regulatory, ethical and compliance risks for the company from a global perspective and provides strategic direction for the activities of the Ethics and Compliance function. On a quarterly basis, the Global Ethics & Compliance Committee reviews the operation of the Compliance Program and follows-up on reports submitted through the company’s Compliance Helpline (whistle-blowing platform). In addition to the Global Ethics & Compliance Committee, each Zone has its own Local Ethics & Compliance Committee, which addresses local ethics and compliance matters. The Audit Committee reviews the operation of the Ethics & Compliance Program and the results of any compliance reviews or reports submitted through the company’s global Compliance Helpline. On a regular basis, the Audit Committee also reviews the significant legal, compliance and regulatory matters that may have a material effect on the financial statements or the company’s business, including material notices to or inquiries received from governmental agencies. In addition, the Board of Directors dedicated time in 2022 to a review of the company’s compliance function and programs, including in the areas of data privacy and cybersecurity. AB InBev – Annual Report 2022 çç 65

6. Shareholders' structure

6.1. Shareholders' structure

The following table shows the shareholders' structure of Anheuser-Busch InBev as at 31 December 2022 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian law of 2 May 2007 on the notification of significant shareholdings and the Articles of Association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2022 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the US Securities and Exchange Commission.

Major shareholders	Number of Shares	% of voting rights (1)
Holders of Ordinary Shares		
1. **Stichting Anheuser-Busch InBev**, a stichting incorporated under Dutch law (the "Reference Shareholder")	663,074,832	33.42%
2. **EPS Participations Sàrl**, a company incorporated under Luxembourg law, affiliated to EPS, its parent company	133,846,578	6.75%
3. **EPS SA**, a company incorporated under Luxembourg law, affiliated to the Reference Shareholder that it jointly controls with BRC	99,999	0.01%
4. **BRC Sàrl**, a company incorporated under Luxembourg law, affiliated to the Reference Shareholder that it jointly controls with EPS	28,651,850	1.44%
5. **Rayvax Société d'Investissements SA**, a company incorporated under Belgian law	50,000	0.00%
6. **Sébastien Holding SA**, a company incorporated under Belgian law, affiliated to Rayvax, its parent company	0	0.00%
7. **Fonds Verhelst SRL,** a company with a social purpose incorporated under Belgian law	0	0.00%
8. **Fonds Voorzitter Verhelst SRL**, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SRL with a social purpose, that controls it	6,997,665	0.35%
9. **Stichting Fonds InBev-Baillet Latour**, a stichting incorporated under Dutch law	0	0.00%
10. **Fonds Baillet Latour SC**, a company incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, that controls it	5,485,415	0.28%
11. **LTS Trading Company LLC**, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto da Veiga Sicupira within the meaning of Article 3, §2 of the Takeover Law	4,468	0.00%
12. **Olia 2 AG**, a company incorporated under Liechtenstein law, acting in concert with Jorge Paulo Lemann within the meaning of Article 3, §2 of the Takeover Law	259,000	0.01%
13. **Santa Venerina**, a company incorporated under the laws of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, §2 of the Takeover Law	3,381,323	0.17%
Holders of Restricted Shares		
1. **Altria Group Inc.** (2)	185,115,417	9.33%
2. **Bevco Lux Sàrl** (3)	96,862,718	4.88%

(1) Holding percentages are calculated on the basis of the total number of shares in issue, excluding treasury shares (1,983,786,137). As at 31 December 2022, there were 2,019,241,973 shares in issue including 35,455,836 Ordinary Shares held in treasury by AB InBev and certain of its subsidiaries.

(2) In addition to the Restricted Shares listed above, Altria Group Inc. announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the business combination with SAB, it purchased 11,941,937 Ordinary Shares in the company. Finally, Altria Group Inc. further increased its position of Ordinary Shares in the company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by Stichting dated 1 November 2016, implying an aggregate ownership of 9.95% based on the number of shares with voting rights as at 31 December 2022.

(3) In addition to the Restricted Shares listed above, Bevco Lux Sàrl announced in a notification made on 17 January 2017 in accordance with the Belgian law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. Bevco Lux Sàrl disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.19% based on the number of shares with voting rights as at 31 December 2022.

AB InBev – Annual Report 2022 | 66

The first thirteen entities mentioned in the table act in concert (it being understood that (i) the first ten entities act in concert within the meaning of article 3, §1, 13º of the Belgian law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE, and (ii) the eleventh, twelfth and thirteenth entities act in concert with the first ten entities within the meaning of article 3, §2 of the Belgian law of 1 April 2007 on public takeover bids) and hold, as per (i) the most recent notifications received by AB InBev and the FSMA in accordance with (a) article 6 of the Belgian law of 2 May 2007 on the notification of significant shareholdings or (b) Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, and (ii) notifications to the company made on a voluntary basis prior to 31 December 2022, in aggregate, 841,851,130 Ordinary Shares, representing 42.44% of the voting rights attached to the shares outstanding as of 31 December 2022 excluding treasury shares. 6.2. Shareholders’ arrangements Stichting Anheuser-Busch InBev (the Reference Shareholder) has entered into shareholders’ agreements with (a) BRC, EPS, EPS Participations, Rayvax Société d’Investissements SA (Rayvax), (b) Fonds Baillet Latour SC and Fonds Voorzitter Verhelst SRL with a social purpose, and (c) the largest holders of Restricted Shares in the company (the Restricted Shareholders). A. REFERENCE SHAREHOLDER’S AGREEMENT In connection with the combination of Interbrew with Ambev in 2004, BRC, EPS, Rayvax and the Reference Shareholder entered into a shareholders’ agreement on 2 March 2004 which provided for BRC and EPS to hold their interests in the old Anheuser-Busch InBev through the Reference Shareholder (except for approximately 134 million shares held directly or indirectly by EPS and approximately 29 million shares held directly by BRC based on the most recent shareholding disclosure received by the company as at 31 December 2022). The shareholders’ agreement was amended and restated on 9 September 2009. On 18 December 2013, EPS contributed to EPS Participations its certificates in the Reference Shareholder and the shares it held in the old Anheuser-Busch InBev except for 100,000 shares. Immediately thereafter, EPS Participations joined the concert constituted by BRC, EPS, Rayvax and the Reference Shareholder and adhered to the shareholders’ agreement. On 18 December 2014, the Reference Shareholder, EPS, EPS Participations, BRC and Rayvax entered into a new shareholders’ agreement that replaced the previous shareholders’ agreement of 2009. On 11 April 2016, the parties thereto entered into an amended and restated new shareholders’ agreement (the 2016 Shareholders’ Agreement). The 2016 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both AB InBev and the Reference Shareholder, as well as (i) the transfer of the Reference Shareholder certificates, and (ii) the de-certification and re-certification process for the company’s shares (the Shares) and the circumstances in which the Shares held by the Reference Shareholder may be de-certified and/or pledged at the request of BRC, EPS and EPS Participations. The 2016 Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Reference Shareholder certificates. Pursuant to the terms of the 2016 Shareholders’ Agreement, BRC and EPS/EPS Participations jointly and equally exercise control over the Reference Shareholder and the Shares held by the Reference Shareholder. The Reference Shareholder is managed by an eight-member board of directors and each of BRC and EPS/EPS Participations have the right to appoint four directors to the Reference Shareholder board of directors. Subject to certain exceptions, at least seven of the eight Reference Shareholder directors must be present or represented in order to constitute a quorum of the Reference Shareholder board, and any action to be taken by the Reference Shareholder board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Reference Shareholder with respect to the Shares it holds, including how such Shares will be voted at shareholders’ meetings of AB InBev (Shareholders’ Meetings), will be made by the Reference Shareholder board of directors. The 2016 Shareholders’ Agreement requires the Reference Shareholder board of directors to meet prior to each shareholders’ meeting of AB InBev to determine how the Shares held by the Reference Shareholder are to be voted. The 2016 Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any other holder of certificates issued by the Reference Shareholder, to vote their Shares in the same manner as the Shares held by the Reference Shareholder. The parties agree to effect any free transfers of their Shares in an orderly manner of disposal that AB InBev – Annual Report 2022 çç 67 does not disrupt the market for the Shares and in accordance with any conditions established by the company to ensure such orderly disposal. In addition, under the 2016 Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions. Pursuant to the 2016 Shareholders’ Agreement, the Reference Shareholder board of directors will propose to the shareholders’ meeting of AB InBev nine candidates for appointment to the Board, among which each of BRC and EPS/EPS Participations will have the right to nominate four candidates, and one candidate will be nominated by the Reference Shareholder board of directors. The 2016 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034. It will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2016 Shareholders' Agreement notifies the other of its intention to terminate the 2016 Shareholders’ Agreement. B. VOTING AGREEMENT BETWEEN THE REFERENCE SHAREHOLDER AND THE FOUNDATIONS In addition, the Reference Shareholder has entered into a voting agreement with Fonds Baillet Latour SRL with a social purpose (now Fonds Baillet Latour SC) and Fonds Voorzitter Verhelst SRL with a social purpose. This agreement provides for consultations between the three bodies before any shareholders’ meetings of AB InBev to decide how they will exercise the voting rights attached to their Shares. Consensus is required for all items that are submitted to the approval of any shareholders’ meetings. If the parties fail to reach a consensus, Fonds Baillet Latour SC and Fonds Voorzitter Verhelst SRL with a social purpose will vote their Shares in the same manner as the Reference Shareholder. The voting agreement is valid until 1 November 2034. C. VOTING AGREEMENT BETWEEN THE REFERENCE SHAREHOLDER AND SOME RESTRICTED SHAREHOLDERS On 8 October 2016, the Reference Shareholder and each holder of Restricted Shares (such holders being the Restricted Shareholders) holding more than 1% of the company’s total share capital, being Altria Group Inc. and Bevco LTD, have entered into a voting agreement, to which the company is also a party, under which notably: •• the Reference Shareholder is required to exercise the voting rights attached to its Ordinary Shares to give effect to the directors’ appointment principles set out in articles 19 and 20 of the Articles of Association of the company; •• each Restricted Shareholder is required to exercise the voting rights attached to its Ordinary Shares and Restricted Shares, as applicable, to give effect to the directors’ appointment principles set out in articles 19 and 20 of the Articles of Association; and •• each Restricted Shareholder is required not to exercise the voting rights attached to its Ordinary Shares and Restricted Shares, as applicable, in favour of any resolutions which would be proposed to modify the rights attached to Restricted Shares, unless such resolution has been approved by a qualified majority of the holders of at least 75% of the Restricted Shareholder Voting Shares (as defined in the Articles of Association). AB InBev – Annual Report 2022 çç 68

7. Items to be disclosed pursuant to Article 34 of the Belgian Royal Decree of 14 November 2007 According to article 34 of the Belgian Royal Decree of 14 November 2007, Anheuser-Busch InBev hereby discloses the following items: 7.1. Capital structure and authorizations granted to the Board The company’s share capital is divided in two categories of shares: all shares are ordinary shares (the Ordinary Shares), except for the restricted shares which were issued as part of the combination with SAB and remain outstanding from time to time (the Restricted Shares). Since 11 October 2021, the Restricted Shares are convertible at the election of their holders into new Ordinary Shares on a one-for-one basis. Following conversion requests made until 31 December 2022, as of 1 January 2023, 282,050,690 Restricted Shares remain outstanding compared to 1,737,191,283 outstanding Ordinary Shares. As of that date, Ordinary Shares represented 86.03% of the capital while Restricted Shares represented 13.97% of the capital. Ordinary Shares and Restricted Shares have the same rights except as set out in the Articles of Association. Restricted Shares shall always be in registered form and shall not be listed or admitted to trading on any stock market. Anheuser-Busch InBev may increase or decrease its share capital with the specific approval of a shareholders’ meeting. The shareholders may also authorize the Board of Directors to increase the share capital. Such authorization must be limited in time and amount. In either case, the shareholders’ approval or authorization must satisfy the quorum and majority requirements applicable to amendments to the Articles of Association. At the annual shareholders’ meeting of 27 April 2022, the shareholders authorized the Board of Directors to increase the share capital of AB InBev to an amount not to exceed 3% of the total number of shares issued and outstanding on 27 April 2022 (i.e. 2,019,241,973). This authorization has been granted for five years from the date of publication of the amendment of the Articles of Association resolved upon by the shareholders’ meeting held on 27 April 2022 (i.e., until 3 June 2027). It can be used for several purposes, including when the sound management of the company’s business or the need to react to appropriate business opportunities calls for a restructuring, an acquisition (whether private or public) of securities or assets in one or more companies or, generally, any other appropriate increase of the company’s capital. AB InBev’s Board of Directors has been authorized by the shareholders’ meeting to acquire, on or outside the stock exchange, AB InBev shares up to maximum 20% of the issued shares for a unitary price which will not be lower than 1 Euro and not higher than 20% above the highest closing price in the last 20 trading days preceding the transaction. This authorization is valid for five years as from the date of publication of the amendment of the Articles of Association resolved upon by the shareholders’ meeting held on 28 April 2021 (i.e., until 1 June 2026). 7.2. Voting rights and transferability of shares and shareholders’ arrangements VOTING RIGHTS, QUORUM AND MAJORITY REQUIREMENTS Each share entitles the holder to one vote. In accordance with article 7:217, §1 and article 7:224 of the Belgian Companies Code, the voting rights attached to shares held by Anheuser-Busch InBev and its subsidiaries are suspended. Generally, there is no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented. However, certain matters will require a larger majority and/or a quorum. These include the following: i. any amendment to the Articles of Association (except the amendments to the corporate purpose or the transformation of the legal form of the company), including inter alia, reductions or increases of the share capital of the company (except for capital increases decided by the Board pursuant to the authorized capital) or any resolution relating to a merger or demerger of the company require the presence in person or by proxy of shareholders holding an aggregate of at least AB InBev – Annual Report 2022 çç 69

50% of the issued share capital, and the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account); ii. any authorization to repurchase of Shares requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account); iii. any modification of the purpose of the company requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (without taking abstentions into account); iv. resolutions relating to the modification of the rights attached to a particular class of shares will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital in each class of shares and the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account) in each class of shares, (in each of the cases (i), (ii), (iii) and (iv), if a quorum is not present, a second meeting must be convened. At the second meeting, the quorum requirement does not apply. However, the qualified majority requirement of 75% or 80%, as the case may be, continues to apply); and v. any acquisition or disposal of tangible assets by the company for an amount higher than the value of one third of the company’s consolidated total assets as reported in its most recent audited consolidated financial statements requires the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account), but there is no minimum quorum requirement. As an additional rule, in the event of (i) a contribution in kind to the company with assets owned by any person or entity which is required to file a transparency declaration pursuant to applicable Belgian law or a subsidiary (within the meaning of article 1:15 of the Belgian Companies Code) of such person or entity, or (ii) a merger of the company with such a person or entity or a subsidiary of such person or entity, then such person or entity and its subsidiaries shall not be entitled to vote on the resolution submitted to the shareholders’ meeting to approve such contribution in kind or merger. TRANSFERABILITY OF SHARES Ordinary Shares are freely transferable. As far as Restricted Shares are concerned, until 10 October 2021, no Restricted Shareholder was able, in each case directly or indirectly, to transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification or depository arrangement or enter into any form of hedging arrangement with respect to, any of its Restricted Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, except in the specific instances set out in the Articles of Association in connection with transactions with Affiliates and Successors or in relation with Pledges. Each of the terms Affiliates, Successors and Pledge is defined in the Articles of Association. Since 11 October 2021, these transfer restrictions are no longer applicable, but Restricted Shares shall automatically convert into Ordinary Shares (on a one-for-one basis) upon any transfer, sale, contribution or other disposal of Restricted Shares as set out below. CONVERSION Voluntary conversion Since 11 October 2021, each Restricted Shareholder has the right to convert all or part of its holding of Restricted Shares into Ordinary Shares at its election at any time. Automatic conversion The Restricted Shares shall automatically convert into Ordinary Shares in the situations set out in article 7.6. of the Articles of Association, i.e.: •• upon any transfer, sale, contribution or other disposal, except as set out in article 7.6 (a) of the Articles of Association in connection with transactions with Affiliates and Successors or in relation with Pledges; •• immediately prior to the closing of a successful public takeover bid for all shares of the company or the completion of a merger of Anheuser-Busch InBev as acquiring or disappearing company, in circumstances where the shareholders directly or indirectly, controlling or exercising directly or indirectly joint control over AB InBev immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise joint control over, AB InBev or the surviving entity following such takeover bid or merger; or •• upon the announcement of a squeeze-out bid for the outstanding shares of the company, in accordance with article 7:82 of the Belgian Companies Code. AB InBev – Annual Report 2022 çç 70

SHAREHOLDERS ARRANGEMENTS Please refer to section 6.2 above. 7.3. Significant agreements or securities of Anheuser- Busch InBev that may be impacted by a change of control on the company 1. REVOLVING CREDIT AND SWINGLINE FACILITIES AGREEMENT The company entered, on 16 February 2021, into an Amendment and Restatement Agreement in respect of its existing Revolving Credit and Swingline Facilities Agreement originally dated 26 February 2010, as amended from time to time and for the last time pursuant to an Amendment Letter dated 27 October 2015 (the Original Facilities Agreement and, as amended and restated by the Amendment and Restatement Agreement, the Restated Facilities Agreement ). The Original Facilities Agreement was originally entered into by the old Anheuser-Busch InBev SA/NV, and was transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old Anheuser- Busch InBev SA/NV, that took place on 10 October 2016 in the framework of the combination with SAB. The total commitments of the Original Facilities Agreement were, immediately prior to the effective date of the Amendment and Restatement Agreement, USD 9,000,000,000 and, following the effective date of the Amendment and Restatement Agreement, USD 10,100,000,000. Pursuant to the Amendment and Restatement Agreement, the maturity of the Original Facilities Agreement was extended from August 2022 under the Original Facilities Agreement to February 2026 under the Restated Facilities Agreement. The company has, with effect from 17 March 2022, exercised its option under the Restated Facilities Agreement to further extend the maturity of the facility until February 2027. The Restated Facilities Agreement contains a clause 17 (Mandatory Prepayment) that grants, in essence, to any lender under the Restated Facilities Agreement, upon a Change of Control over the Company, the right (i) not to fund any loan or letter of credit (other than a rollover loan meeting certain conditions) and (ii) (by not less than 30 days written notice) to cancel its undrawn commitments and require repayment of its participations in the loans or letters of credit, together with accrued interest thereon, and all other amounts owed to such lender under the Restated Facilities Agreement (and certain related documents). Pursuant to the Restated Facilities Agreement (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting InBev or any existing direct or indirect certificate holder or certificate holders of Stichting InBev or any person or group of persons acting in concert with any such persons) gaining Control of the Company, (b) “acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Company by any of them, either directly or indirectly, to obtain Control of the Company” and (c) “Control” means, in respect of the Company, (a) “the direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the Company or the power to direct the management and the policies of the Company whether through the ownership of share capital, contract or otherwise or (b) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to: (i) cast, or control the casting of, more than 50 per cent. of the maximum number of votes that might be cast at a general meeting; or (ii) appoint or remove all, or the majority, of the directors or other equivalent officers; or (iii) give directions to management with respect to the operating and financial policies of the entity with which the directors or other equivalent officers of the Company are obliged to comply”. In accordance with article 7:151 of the Belgian Companies Code, clause 17 (Mandatory Prepayment) of the Restated Facilities Agreement was approved by the annual shareholders’ meeting of the Company held on 28 April 2021. Similar clauses were, in respect of the Original Facilities Agreement, approved by the shareholders meeting of old Anheuser-Busch InBev SA/NV on 27 April 2010 and 27 April 2016 in accordance with the then Article 556 of the 2009 Belgian Companies Code. As of 31 December 2022, no drawdowns were outstanding under the Original Facilities Agreement. AB InBev – Annual Report 2022 çç 71

2. EMTN PROGRAM In accordance with article 556 of the 2009 Belgian Companies Code, the shareholders’ meeting of the old Anheuser-Busch InBev approved on 24 April 2013 (i) Condition 7.5. of the Terms & Conditions (Redemption at the Option of the Noteholders (Change of Control Put)) of the 15,000,000,000 Euro updated Euro Medium Term Note Program dated 16 May 2012 of Anheuser-Busch InBev SA/NV and Brandbrew SA (the “Issuers”) and Deutsche Bank AG, London Branch, acting as Arranger, which may be applicable in the case of Notes issued under the Program (the “EMTN Program”), (ii) any other provision in the EMTN Program granting rights to third parties which could affect the company’s assets or could impose an obligation on the company where in each case the exercise of those rights is dependent on the occurrence of a “Change of Control” (as defined in the Terms & Conditions of the EMTN Program). Pursuant to the EMTN Program, (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting Anheuser-Busch InBev or any existing direct or indirect certificate holder or certificate holders of Stichting Anheuser-Busch InBev) gaining Control of the company provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person or group of persons are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person or group of persons as such shareholders have, or as the case may be, had, in the share capital of the company”, (b) “acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate, through the acquisition directly or indirectly of shares in the company by any of them, either directly or indirectly, to obtain Control of the company”, and (c) “Control” means the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the company or the power to direct the management and the policies of the company whether through the ownership of share capital, contract or otherwise”. If a Change of Control Put is specified in the applicable Final Terms of the concerned notes, Condition 7.5. of the Terms & Conditions of the EMTN Programme grants, to any holder of such notes, in essence, the right to request the redemption of his notes at the redemption amount specified in the Final Terms of the notes, together, if appropriate, with interest accrued, upon the occurrence of a Change of Control and a related downgrade of the notes to sub-investment grade. The change of control provision above is included in the Final Terms of: •• the 750,000,000 Euro 7.375% Notes due 2013 (Redeemed on 30 January 2013), the 600,000,000 Euro 8.625% Notes due 2017 (Redeemed on 9 December 2016) and the 550,000,000 GBP 9.75% Notes due 2024, each issued by the company in January 2009; •• the 750,000,000 Euro 6.57% Notes due 2014, issued by the company in February 2009 (Redeemed on 27 February 2014); •• the 50,000,000 Euro FRN Notes that bear an interest at a floating rate of 3 month EURIBOR plus 3.90%, issued by the company in April 2009 (Redeemed on 9 April 2014); •• the 600,000,000 CHF 4.50% Notes due 2014 (Redeemed on 11 June 2014), issued by Brandbrew SA in June 2009 (with a guarantee by the company); •• the 250,000,000 Euro 5.75% Notes due 2015 (Redeemed on 22 June 2015) and the 750,000,000 GBP 6.50% Notes due 2017 (Redeemed in June 2017), each issued by the company in June 2009; and •• the 750,000,000 Euro 4% Notes due 2018 (Redeemed in April 2018), issued by the company in April 2010. The series of Notes referred to in the above paragraph were issued pursuant to the 10,000,000,000 Euro initial Euro Medium Term Note Programme dated 16 January 2009 or the 15,000,000,000 Euro updated Euro Medium Term Note Programme dated 24 February 2010 (as applicable). The relevant change of control provisions contained in the Final Terms of such series of Notes were submitted to, and approved by, the shareholders meetings of the old Anheuser-Busch InBev held on 28 April 2009 and 27 April 2010, respectively. There is no change of control clause included in the Final Terms of any series of Notes issued pursuant to the EMTN Programme by the company and/or Brandbrew SA after April 2010. As a result of the update of the EMTN Programme on 22 August 2013 the Terms & Conditions of the updated EMTN Programme no longer provide for a Redemption at the option of the Noteholders (Change of Control Put). In May 2016, the old Anheuser-Busch InBev invited Noteholders of certain outstanding series of Notes issued under the EMTN Programme prior to 2016 (the Notes ) to consider certain amendments to the terms and conditions applicable to those Notes (the Participation Solicitation ). The Participation Solicitation was undertaken to avoid any suggestion that the combination with SAB could be interpreted as a cessation of business (or a threat to do so), winding up or dissolution of the old Anheuser-Busch InBev. AB InBev – Annual Report 2022 çç 72

Meetings of the Noteholders of each series of the Notes were held on 1 June 2016 at which Noteholders voted in favour of the Participation Solicitation for each of the relevant series of Notes. Amended and restated final terms for each series of the Notes reflecting the amended terms and conditions, were signed by the old Anheuser-Busch InBev and the subsidiary guarantors named therein on 1 June 2016. The EMTN Program has been transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old AB InBev, that took place on 10 October 2016 in the framework of the combination with SAB. 3. US DOLLAR NOTES In accordance with article 556 of the 2009 Belgian Companies Code, the shareholders meeting of the old Anheuser-Busch InBev approved on 26 April 2011 (i) the Change of Control Clause of the USD 3,250,000,000 Notes issued on 29 and 26 March 2010, consisting of USD 1,000,000,000 2.50 % Notes due 2013 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 26 March 2013), USD 750,000,000 3.625 % Notes due 2015 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 15 April 2015), USD 1,000,000,000 5.00 % Notes due 2020 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 6 June 2018) and USD 500,000,000 Floating Rate Notes due 2013 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 26 March 2013) (the “Unregistered Notes issued in March 2010”), (ii) the Change of Control Clause of the USD 3,250,000,000 Registered Notes issued in September 2010, consisting of USD 1,000,000,000 2.50 % Notes due 2013 (Redeemed on 26 March 2013), USD 750,000,000 3.625 % Notes due 2015 (Redeemed on 15 April 2015), USD 1,000,000,000 5.00 % Notes due 2020 (Redeemed on 6 June 2018) and USD 500,000,000 Floating Rate Notes due 2013 (Redeemed on 26 March 2013) and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in March 2010, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the U.S. on 5 August 2010 and expired on 2 September 2010 (the “Registered Notes issued in September 2010”), (iii) the Change of Control Clause of the USD 8,000,000,000 Registered Notes issued in March 2011, consisting of USD 1,250,000,000 7.20% Notes due 2014 (Redeemed on 20 June 2011), USD 2,500,000,000 7.75% Notes due 2019 (Redeemed on 19 March 2018) and USD 1,250,000,000 8.20% Notes due 2039, USD 1,550,000,000 5.375 % Notes due 2014 (Redeemed on 15 November 2014), USD 1,000,000,000 6.875 % Notes due 2019 (Redeemed on 15 November 2019) and USD 450,000,000 8.00 % Notes due 2039 and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in January 2009 and of the corresponding Unregistered Notes issued in May 2009, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the U.S. on 11 February 2011 and expired on 14 March 2011 (the “Registered Notes issued in March 2011”), whereby each of the Unregistered Notes issued in March 2010, the Registered Notes issued in September 2010 and the Registered Notes issued in March 2011 were issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev, and (iv) any other provision applicable to the Unregistered Notes issued in March 2010, the Registered Notes issued in September 2010 and the Registered Notes issued in March 2011 granting rights to third parties which could affect the company’s assets or could impose an obligation on the company where in each case the exercise of those rights is dependent on the launch of a public take-over bid over the shares of the company or on a “Change of Control” (as defined in the Offering Memorandum with respect to the Unregistered Notes, as the case may be, and in the Registration Statement with respect to the Registered Notes). Pursuant to the Offering Memorandum and Registration Statement (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting Anheuser-Busch InBev or any existing direct or indirect certificate holder or certificate holders of Stichting Anheuser-Busch InBev) gaining Control of the company provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person or group of persons are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person or group of persons as such shareholders have, or as the case may be, had, in the share capital of the company”, (b) “Acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate, through the acquisition directly or indirectly of shares in the company by any of them, either directly or indirectly, to obtain Control of the company”, and (c) “Control” means the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the company or the power to direct the management and the policies of the company whether through the ownership of share capital, contract or otherwise”. The Change of Control clause grants to any Noteholder, in essence, the right to request the redemption of his Notes at a repurchase price in cash of 101% of their principal amount (plus interest accrued) upon the occurrence of a Change of Control and a related downgrade in the Notes to sub-investment grade. AB InBev – Annual Report 2022 çç 73

A similar change of control provision was approved by the shareholders’ meeting of the old Anheuser-Busch InBev on 28 April 2009 with respect to: •• the USD 5,000,000,000 Notes, consisting of USD 1,250,000,000 7.20% Notes due 2014 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 20 June 2011), USD 2,500,000,000 7.75% Notes due 2019 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 19 March 2018) and USD 1,250,000,000 8.20% Notes due 2039 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011), each issued in January 2009 by Anheuser- Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from Anheuser-Busch InBev SA/NV (the “Unregistered Notes issued in January 2009”). A similar change of control provision was approved by the shareholders’ meeting of the old Anheuser-Busch InBev on 27 April 2010 with respect to: •• the USD 3,000,000,000 Notes issued in May 2009, consisting of USD 1,550,000,000 5.375 % Notes due 2014 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 15 November 2014), USD 1,000,000,000 6.875 % Notes due 2019 (Redeemed on 15 November 2019) and USD 450,000,000 8.00 % Notes due 2039 (the “Unregistered Notes issued in May 2009”) each issued by Anheuser- Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev. •• the USD 5,500,000,000 Notes issued in October 2009, consisting of USD 1,500,000,000 3.00 % Notes due 2012 (Exchanged for Registered Notes in an exchange offer that closed on 05 February 2010 and redeemed on 15 October 2012), USD 1,250,000,000 4.125 % Notes due 2015 (Exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and redeemed on 15 January 2015), USD 2,250,000,000 5.375 % Notes due 2020 (exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and redeemed on 23 April 2018) and USD 500,000,000 6.375 % Notes due 2040 (exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and partially exchanged for a combination of Unregistered Notes and cash in an exchange offer that closed on 6 April 2017) (the “Unregistered Notes issued in October 2009”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev. •• the USD 5,500,000,000 Registered Notes issued in February 2010, consisting of USD 1,500,000,000 3 % Notes due 2012 (Redeemed on 15 October 2012), USD 1,250,000,000 4.125 % Notes due 2015 (Redeemed on 15 January 2015), USD 2,250,000,000 5.375 % Notes due 2020 (redeemed on 23 April 2018) and USD 500,000,000 6.375 % Notes due 2040 (partially exchanged for a combination of Unregistered Notes and cash in an exchange offer that closed on 6 April 2017) and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in October 2009, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the US on 8 January 2010 and expired on 5 February 2010 (the “Registered Notes issued in February 2010”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev. The US Dollar Notes have been transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old AB InBev, which took place on 10 October 2016 in the framework of the combination with SAB. 4. NOTES ISSUED UNDER ANHEUSER-BUSCH INBEV’S SHELF REGISTRATION STATEMENT FILED ON FORM F-3. For the sake of completeness, there is no Change of Control Clause applicable to outstanding Notes issued under Anheuser- Busch InBev’s Shelf Registration Statement filed on Form F-3 (with an unconditional and irrevocable guarantee as to payment of principal and interest from Anheuser-Busch InBev SA/NV). AB InBev – Annual Report 2022 çç 74

8. Remuneration 8.1. Remuneration policy The remuneration policy applies to the directors, the CEO and the other members of the ExCom. References to the remuneration of other executives of the company, including the other members of the Senior Leadership Team (SLT), are purely for information purposes. The remuneration policy was approved at the annual shareholders’ meeting of 27 April 2022. 8.1.1. REMUNERATION COMMITTEE The Remuneration Committee consists of three members appointed by the Board, all of whom are non-executive directors. Currently, the chairperson of the Remuneration Committee is a representative of the Reference Shareholder and the two other members meet the requirements of independence as established by the Belgian Companies and Associations Code and the 2020 Belgian Corporate Governance Code. The CEO and the Chief People Officer are invited to the meetings of the Remuneration Committee. The Remuneration Committee meets four times a year, and more often if required, and is convened by its chairperson or at the request of at least two of its members. The detailed composition, functioning and specific responsibilities of the Remuneration Committee are set forth in its terms of reference, which are part of the company’s Corporate Governance Charter. The principal role of the Remuneration Committee is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the CEO, the ExCom and the SLT, and on their individual remuneration packages. Its objective is that the CEO and members of the ExCom and SLT are incentivized to achieve, and are compensated for, exceptional performance. It also promotes the maintenance and continuous improvement of the company’s compensation framework, which applies to all employees. AB InBev’s compensation framework is based on meritocracy and a sense of ownership with a view to aligning the interests of employees with the interests of shareholders. The Remuneration Committee takes into account the compensation of the employees when preparing the remuneration policy applicable to the directors, the members of the ExCom and the other members of the SLT. Particularly, the Committee discusses and assesses key areas of remuneration policy for the wider workforce throughout the year, the annual bonus pool and resulting pay outcomes for employees across the workforce and any material changes to the structure of workforce compensation. The Remuneration Committee prepares (and revises as the case may be) the remuneration policy and the remuneration report. In exceptional circumstances, the company may temporarily derogate from the remuneration policy. These exceptional circumstances cover situations in which the derogation is necessary to serve the long-term interests and sustainability of the company as a whole or to assure its viability. Such derogation requires the approval of both the Remuneration Committee and the Board of Directors. The remuneration report relating to the relevant financial year will include information on any derogation, including its justification. As noted above, the Remuneration Committee is composed exclusively of non-executive directors and a majority of its members qualify as independent directors. This helps to prevent conflicts of interest regarding the establishment, amendments and implementation of the remuneration policy in relation to the CEO and ExCom members. The CEO and the Chief People Officer do not take part in any discussions or deliberations of the Remuneration Committee related to their remuneration. The Remuneration Committee can hold in camera sessions without management being present whenever it deems appropriate to do so. In addition, the power to approve the remuneration policy, prior to its submission to the shareholders’ meeting, and the determination of the remuneration of the CEO and the ExCom and SLT members is vested with the Board upon recommendation of the Remuneration Committee. No member of the ExCom is at the same time a member of the Board. As regards the remuneration of the directors, all decisions are adopted by the shareholders’ meeting. AB InBev – Annual Report 2022 çç 75

8.1.2. REMUNERATION POLICY OF THE DIRECTORS A. Remuneration governance The Remuneration Committee recommends the remuneration for directors, including the chairperson and the directors sitting on one or more of the Board committees. In so doing, it benchmarks from time to time directors’ remuneration against peer companies, as the case may be, with the assistance of an independent consulting firm. These recommendations are subject to approval by the Board and, subsequently, by the shareholders at the annual general meeting. In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate and the rules for reimbursement of directors’ business-related out-of-pocket expenses. The shareholders’ meeting may from time to time revise the directors’ remuneration upon recommendation of the Remuneration Committee. B. Structure of the remuneration The remuneration of the directors comprises a fixed cash fee component and a share-based component consisting of an award of Restricted Stock Units, which makes Board remuneration simple, transparent and easy for shareholders to understand. Remuneration is commensurate to the time committed by the directors to the Board and its various committees and is set by the shareholders’ meeting upon recommendation of the Remuneration Committee. In addition, the remuneration is designed to attract and retain talented directors. The award of Restricted Stock Units further aligns the interests of the directors with the sustainable value-creation objectives of the company. Restricted Stock Units corresponding to a fixed value in Euro are granted to the members of its Board as part of the fixed remuneration for the exercise of their duties. The Restricted Stock Units vest after five years and, upon vesting, entitle their holders to one AB InBev share per Restricted Stock Unit (subject to any applicable withholdings). The granting and vesting of the Restricted Stock Units are not subject to performance criteria. Such Restricted Stock Units therefore qualify as fixed remuneration, as recommended by the 2020 Belgian Corporate Governance Code. Contrary to the soft law recommendation of the 2020 Belgian Corporate Governance Code, the shares delivered to directors upon vesting of the Restricted Stock Units are not subject to a lock-up of three years after the date of the delivery and one year after the date of departure of the relevant director. However, the five-year vesting period of the Restricted Stock Units fosters a sustainable and long-term commitment of the directors to shareholder value creation that addresses the goal of the 2020 Belgian Corporate Governance Code. C. Other The company is prohibited from making loans to directors, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with the company’s rules for reimbursement of expenses). The company does not provide pensions, medical benefits or other benefit programs to directors. 8.1.3. REMUNERATION POLICY OF THE EXCOM The company’s remuneration policy is designed to support its high-performance culture and the creation of long-term sustainable value for its shareholders. The goal of the policy is to reward executives with market-leading compensation, which is conditional upon both the overall success of the company and individual performance. It promotes alignment with shareholders’ interests by strongly encouraging executive ownership of shares in the company and enables the company to attract and retain the best talent at a global level. Base salaries are aligned with mid-market levels. Additional short- and long-term incentives are linked to challenging short- and long-term performance targets, and the investment of part or all of any variable compensation earned in company shares is encouraged (see section 8.1.3.A.b). The Board determines the maximum amount for the funding of the variable remuneration pool prior to the start of a performance year and the allocation is made in accordance with criteria determined by the Board upon recommendation of the Remuneration Committee. All criteria and the duration of the vesting periods are aligned with the relevant time horizon of the company and set with the goal of fostering the company’s sustainable and long-term commitment to shareholder value creation and its talent retention strategy. Criteria and objectives are reviewed by the Remuneration Committee and the Board to promote alignment with the company’s business objective and strategic ambition. AB InBev – Annual Report 2022 çç 76

The targets for each of the performance KPIs and business and individual objectives of the CEO and the other members of the ExCom and SLT are set and assessed by the Board based on a pre-determined performance matrix, upon recommendation of the Remuneration Committee. The target achievement and corresponding annual and long-term incentives of the CEO and the other members of the ExCom and SLT are assessed by the Remuneration Committee. The Board may revise the level of remuneration and approve a revised remuneration policy upon recommendation of the Remuneration Committee, subject to the approval of the shareholders’ meeting where required. A. Components of executive remuneration Executive remuneration generally consists of (a) fixed base salary, (b) variable performance-related compensation (bonus), (c) long-term incentives in the form of long-term Restricted Stock Units, long-term Performance Stock Units and/or long- term stock options, (d) pension schemes and (e) other components. The ratio between fixed remuneration (consisting of items (a), (d) and (e) listed above) and on-target variable remuneration (consisting of items (b) and (c) listed above) depends on seniority levels of the executives. Our remuneration structure places a significant emphasis on share-based components, resulting in items (b) and (c) being of a relatively higher weight assuming all performance and other requirements are fully met. To promote alignment with market practice, executives’ total compensation is reviewed overall against benchmarks. These benchmarks are collected by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of over 20 global leading peer companies (the Compensation Peer Group) is used when available. The Compensation Peer Group is comprised of companies with a similar size to AB InBev, with the majority of them belonging to the consumer goods sector, and each shares a complex and diverse business model and operates in talent and labor markets similar to AB InBev. The Compensation Peer Group is set by the Remuneration Committee upon the advice of an independent compensation consultant. It may be revised from time to time as the company evolves. The Compensation Peer Group that is used as the benchmark for a given financial year will be detailed in the Remuneration Report for such financial year. If Compensation Peer Group data is not available for a given role, Fortune 100 companies’ data is used. Executives’ total compensation at target is intended to be 10% above the third quartile. a. Base salary Executives’ base salaries are intended to be aligned with mid-market levels for the appropriate market. Mid-market means that, for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less. b. Variable performance-related compensation (bonus) – Share-based compensation plan Variable performance-related compensation (bonus) is key to the company’s compensation system and is aimed at rewarding executives’ short- and long-term performance. The target variable performance-related compensation (bonus) is expressed as a percentage of the market reference salary applicable to the executive. The on-target bonus percentage currently theoretically amounts to maximum 200% of the market reference salary for members of the ExCom and 340% for the CEO. Company performance below or above target will result in a bonus payout that is lower or higher than the theoretical on-target amount, subject to a cap. An additional incentive of 20% on a bonus amount may be awarded by the Remuneration Committee in the case of exceptional circumstances. The effective payout of variable performance-related compensation (bonus) is directly correlated with performance, i.e. linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics. If executives do not achieve their individual target hurdle, no bonus is earned irrespective of whether the total company and/or relevant business units achieve their targets. If, on the other hand, the total company and/or relevant business unit targets are not achieved, a limited portion of the bonus is payable to executives if they achieve their individual target hurdle. AB InBev – Annual Report 2022 çç 77

Company and business unit targets are based on performance metrics which focus on top-line growth, profitability and long-term value creation. Examples of key performance metrics are: •• EBITDA (organic) •• Cash Flow Generation •• Net Revenue Growth •• Market Share •• Sustainability targets These performance metrics may evolve over time. The metrics and the relative weight attributed to each of them are set by the Board annually taking into account the company’s strategic priorities. Further details on the metrics for a given financial year are included in the remuneration report for such year. Individual performance targets of the CEO and the other members of the ExCom may consist of financial and non-financial targets. Individual financial targets can, for example, be related to EBITDA, net revenue, capex, resource allocation and net debt ratios. Examples of individual non-financial targets include brand development, operations and innovation, sustainability and other elements of corporate social responsibility, corporate reputation and compliance/ethics. Typical individual performance measures in the non-financial areas relate to employee engagement, talent pipeline, sustainability goals and compliance, and are linked to the achievement of the company’s strategic objectives. The target achievement for each of the performance metrics and business and personal objectives is assessed by the Remuneration Committee on the basis of accounting and financial data and other objective criteria. A weighted performance score is translated into a payout curve with a cap, subject to a hurdle of achievement for individual targets. The hurdle is set at the minimum acceptable level of individual performance to trigger eligibility for a bonus pay-out. The variable performance-related compensation (bonus) is usually paid annually in arrears after the publication of the company’s full year results, in or around March of the relevant year. Exceptionally, it may be paid out semi-annually at the discretion of the Board. In such case, the first half of the variable compensation is paid shortly after publication of the half year results and the second half is paid after publication of the full year results. Executives receive their variable performance-related compensation (bonus) in cash but are encouraged to invest some (up to 60%) or all of its value in company shares (Voluntary Shares). Voluntary Shares are: •• existing ordinary shares; •• entitled to dividends paid as from the date of grant; •• subject to a lock-up period of three years; and •• granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of Restricted Stock Units, subject to specific restrictions or forfeiture provisions in the event of termination of service (Discounted Shares). Executives who invest in Voluntary Shares also receive one and a half matching shares from the company for each voluntary share invested up to a limited total percentage (60%) of each executive’s variable compensation. These matching shares are also delivered in the form of Restricted Stock Units (Matching Shares). The Restricted Stock Units relating to the Matching Shares and the Discounted Shares vest over a three-year period. No performance conditions apply to the vesting of the Restricted Stock Units. However, Restricted Stock Units will only be granted under the double condition that the executive: •• has earned a variable compensation, which is subject to the successful achievement of total company, business unit and individual performance targets (performance condition); and •• has agreed to reinvest all or part of his/her variable compensation in company shares, which are subject to a lock- up as indicated above (ownership condition). Specific forfeiture rules apply in the event the executive leaves the company before the vesting date of the Restricted Stock Units. AB InBev – Annual Report 2022 çç 78

In accordance with the authorization granted in the company’s bylaws, this variable compensation system partly deviates from article 7:91 of the Belgian Companies and Associations Code, as it allows: •• for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, as indicated above, executives are encouraged to invest some or all of their variable compensation in company Voluntary Shares. Such voluntary investment also leads to a grant of Matching Shares in the form of Restricted Stock Units, which vest over a three-year period, promoting sustainable long-term performance; and •• for the Voluntary Shares granted under the share-based compensation plan to vest at their grant, instead of applying a vesting period of minimum three years. Nonetheless, the Voluntary Shares are subject to a lock-up period of three years. c. Long-term incentives Annual long-term incentives Subject to management’s assessment of the executive’s performance and future potential, members of our senior management may be eligible for an annual long-term incentive paid out in Restricted Stock Units, Performance Stock Units and/or stock options. Any grant of annual long-term incentives to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee. Grants to executives of a certain seniority, including members of the ExCom and SLT, will primarily take the form of a combination of Restricted Stock Units and Performance Stock Units. Long-term Restricted Stock Units have the following features: •• a grant value determined on the basis of the market price or an average market price of the share at the time of grant; •• upon vesting, each Restricted Stock Unit entitles its holder to acquire one share; •• the Restricted Stock Units cliff vest over a three-year period; and •• in the event the executive leaves the company before the vesting date, specific forfeiture rules will apply. Long-term Performance Stock Units have the following features: •• a grant value determined on the basis of the market price or an average market price of the share at the time of grant; •• the Performance Stock Units cliff vest over a three-year period; •• upon vesting of the Performance Stock Units, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (TSR) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such Units entitle their holders is subject to a hurdle and cap; and •• in the event the executive leaves the company before the vesting date, specific forfeiture rules will apply. Long-term incentive stock options have the following features: •• an exercise price equal to the market price or an average market price of the share at the time of grant; •• a maximum lifetime of 10 years and an exercise period that starts after five years; •• upon exercise, each option entitles the option holder to purchase one share; •• the options cliff vest after five years; and •• in the event of termination of service before the vesting date, specific forfeiture rules will apply. AB InBev – Annual Report 2022 çç 79

Exceptional long-term incentives Restricted Stock Units, Performance Stock Units or stock options may be granted from time to time to members of the senior management of the company: •• who have made a significant contribution to the success of the company; or •• who have made a significant contribution in relation to acquisitions and/or the achievement of integration benefits; or •• to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious short or long-term growth agenda. Vesting of such Restricted Stock Units, Performance Stock Units or stock options may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants. Such performance conditions may consist of financial metrics related to market conditions (e.g. relative TSR) or non-market conditions (e.g. an EBITDA compounded annual growth rate). Grants will primarily take the form of Restricted Stock Units. Any grant of exceptional long-term incentives to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee. The following historic exceptional long-term incentive plans are listed by way of example: 1. 2020 Incentive Plan: options could be granted to selected members of the senior management of the company, who were considered to be instrumental in helping the company to achieve its ambitious growth target. Each option gave the grantee the right to purchase one existing share. An exercise price was set at an amount equal to the market price of the share at the time of grant. The options had a duration of 10 years as from granting and would vest after five years. The options would only become exercisable provided a performance test was met by the company. This performance test was based on a net revenue amount which had to be achieved by 31 December 2022 at the latest. 2. Integration Incentive Plan: options could be granted to selected members of the senior management of the company considering the significant contribution that these employees could make to the success of the company and the achievement of integration benefits. Each option gave the grantee the right to purchase one existing AB InBev share. The exercise price of the options was set at an amount equal to the market price of the share at the time of grant. The options had a duration of 10 years from grant and would vest on 1 January 2022 and would only become exercisable provided a performance test was met by the company by 31 December 2021 at the latest. This performance test was based on an EBITDA compounded annual growth rate target and could be complemented by additional country or zone specific or function specific targets. Specific forfeiture rules applied if the employee left the company before the performance test achievement or vesting date. 3. Incentive Plan for SAB employees: options could be granted to employees of former SAB. The grant resulted from the commitment that the company made under the terms of the combination with SAB that it would, for at least one year, preserve the terms and conditions for employment of all employees that remain with the group. Each option gives the grantee the right to purchase one existing AB InBev share. The exercise price of the options is set at an amount equal to the market price of the share at the time of grant. The options have a duration of 10 years as from granting and vest after three years. Specific forfeiture rules apply if the employee leaves the company before the vesting date. 4. Long Run Stock Options Incentive Plan: options can be granted to selected members of the company’s senior management to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious long-term growth agenda over the next 10 years. Each option gives the grantee the right to purchase one existing share. The exercise price of the options is set at the closing share price on the day preceding the grant date. The options have a duration of 15 years as from granting and, in principle, vest after 5 or 10 years. The options only become exercisable provided a performance test is met by the company. This performance test is based on an organic EBITDA compounded annual growth rate target. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date. Upon recommendation of the Remuneration Committee, the Board can implement similar exceptional long-term incentive plans. AB InBev – Annual Report 2022 çç 80

Other recurring long-term Restricted Stock Unit programs Several recurring specific long-term Restricted Stock Unit programs are in place: 1. A base long-term Restricted Stock Units program allowing for the offer of Restricted Stock Units to members of the company’s senior management. In addition to the annual Long-term Restricted Stock Units described above (see section 8.1.3.A.c Annual long- term incentives), under this program, Restricted Stock Units can be granted under other sub-plans with specific terms and conditions and for specific purposes, e.g. for special retention incentives or to compensate for assignments of expatriates in certain countries. In most cases, the Restricted Stock Units vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans or introduce performance tests in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. Any grant under long-term Restricted Stock Unit programs to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee. 2. A program allowing certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (People bet share purchase program) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of up to three Matching Shares for each share invested or, as the case may be, a number of Matching Shares corresponding to a fixed monetary value that depends on seniority level. The Matching Shares are granted in the form of Restricted Stock Units which vest after five years. In the event of termination before the vesting date, specific forfeiture rules apply. Since 2016, instead of Restricted Stock Units, stock options may also be granted under this program with similar vesting and forfeiture rules. Exchange of share ownership program From time to time, certain members of Ambev’s senior management are transferred to AB InBev and vice versa. In order to encourage management mobility and promote alignment between AB InBev’s interests and the interests of these managers, the Board has approved a program that aims at facilitating the exchange by these managers of their Ambev shares into AB InBev shares. Under the program, the Ambev shares can be exchanged for AB InBev shares based on the average share price of both the Ambev and the AB InBev shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares, provided the manager remains in service during this period. The discounted shares are forfeited in the event of termination of service before the end of the five-year lock-up period. Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives Two programs which are aimed at maintaining consistency of benefits granted to executives and encouraging the international mobility of executives while complying with all legal and tax obligations are in place: 1. The Exchange program: under this program, the vesting and transferability restrictions of the Series A options granted under the November 2008 Exceptional Option Grant and of the options granted under the April 2009 Exceptional Option Grant could be released, e.g. for executives who moved to the United States. These executives were then offered the possibility to exchange their options for ordinary AB InBev shares that remained locked up until 31 December 2018 (five years longer than the original lock-up period). Since the Series A options granted under the November 2008 Exceptional Option Grant and the options granted under the April 2009 Exceptional Option Grant vested on 1 January 2014, the Exchange program is no longer relevant for these options. Instead, the Exchange program has now become applicable to the Series B options granted under the November 2008 Exceptional Option Grant. Under the extended program, executives who are relocated, e.g. to the United States, can be offered the possibility to exchange their Series B options for ordinary Anheuser-Busch shares that, in principle, remain locked up until 31 December 2023 (five years longer than the original lock-up period). As a variant to this program, the Board also approved the recommendation of the Remuneration Committee to allow the early release of the vesting conditions of the Series B options granted under the November 2008 Exceptional Option Grant for executives who are relocated, e.g. to the United States. The shares that result from the exercise of the options must, in principle, remain blocked until 31 December 2023. AB InBev – Annual Report 2022 çç 81

2. The Dividend waiver program: where applicable, the dividend protection feature of the outstanding options owned by executives who move to the United States is being cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options is granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned. There is also a possible early release of vesting conditions of unvested stock options or Restricted Stock Units which are vesting within six months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the Restricted Stock Units must remain blocked until the end of the initial vesting period. d. Pension schemes Our executives participate in Anheuser-Busch InBev’s pension schemes in either the United States, Belgium or their home country. These schemes are in line with predominant market practices in the respective countries. They may be defined benefit plans or defined contribution plans. e. Other benefits The company is prohibited from making loans to members of the ExCom or SLT, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with the company’s rules for reimbursement of expenses). Executives and their family are eligible to participate in the Employer’s Executive benefit plans (including medical and hospitalization, death and disability plans) in effect from time to time, in line with the predominant market practices. B. Minimum threshold of shares to be held by members of the ExCom The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the ExCom to one year of base salary (gross). Newly appointed ExCom members have three years to reach such threshold following the date of their appointment. C. Main contractual terms and conditions of employment of members of the ExCom The terms and conditions of employment of the members of the ExCom are included in individual employment agreements which are concluded for an indefinite period of time. Executives are also required to comply with the company’s policies and codes such as the Code of Business Conduct and Code of Dealing and are subject to exclusivity, confidentiality and non- compete obligations under their employment agreements. The agreement typically provides that the executive’s eligibility for payment of variable compensation is determined exclusively on the basis of the achievement of company and individual targets set by the company. The specific conditions and modalities of the variable compensation are fixed separately by the company and approved by the Remuneration Committee. The termination arrangements for the ExCom members provide for a termination indemnity of 12 months of remuneration, including variable compensation, in the event of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if the company decides to impose upon the executive a non-compete restriction of 12 months, the executive shall be entitled to receive an additional indemnity of six months, subject to applicable laws and regulations. D. Reclaim of variable remuneration The company’s share-based compensation and long-term incentive plans contain a malus provision for all grants made since March 2019. Such provision provides that the Restricted Stock Units and/or stock options granted to an executive will automatically expire and become null and void in the scenario where the executive is found by the Global Ethics and Compliance Committee to be (i) responsible for a material breach of the company’s Code of Business Conduct; or (ii) subject to a material adverse court or administrative decision, in each case in the period before the vesting of the Restricted Stock Units or exercise of the stock options. AB InBev – Annual Report 2022 çç 82

8.2. Remuneration report

This remuneration report must be read together with the remuneration policy which, to the extent necessary, should be regarded as forming part of this remuneration report. The remuneration granted to directors and members of the ExCom with respect to financial year 2022 is in line with the remuneration policy. It is designed to support the company's high-performance culture and the creation of long-term sustainable value for its shareholders and promotes alignment with shareholders' interests by strongly encouraging executive ownership of shares in the company.

The remuneration report will be submitted to the approval of the annual shareholders' meeting of 26 April 2023.

8.2.1. REMUNERATION REPORT RELATING TO DIRECTORS

A. General overview

a. Cash remuneration

The fixed annual fee of the directors amounts to EUR 75,000, except for the chairperson of the Board and the chairperson of the Audit Committee whose annual fixed fees amount respectively to EUR 255,000 and EUR 127,500.

In addition, a fixed annual retainer applies as follows: (a) EUR 28,000 for the chairperson of the Audit Committee, (b) EUR 14,000 for the other members of the Audit Committee, (c) EUR 14,000 for each of the chairpersons of the Finance Committee, the Remuneration Committee and the Nomination Committee, and (d) EUR 7,000 for each of the other members of the Finance Committee, the Remuneration Committee and the Nomination Committee, it being understood that the amounts of the retainers set out above are cumulative in the case of participation of a director in several committees.

b. Share-based remuneration

The share-based portion of the remuneration of the directors of the company is granted in the form of Restricted Stock Units corresponding to a fixed gross value per year of (i) EUR 550,000 for the chairperson of the Board, (ii) EUR 350,000 for the chairperson of the Audit Committee and (iii) EUR 200,000 for the other directors.

Such Restricted Stock Units vest after five years. Each director is entitled to receive a number of Restricted Stock Units corresponding to the above amount to which such director is entitled divided by the closing price of the shares of the company on Euronext Brussels on the day preceding the annual shareholders' meeting approving the accounts of the financial year to which the remuneration in Restricted Stock Units relates. Upon vesting, each vested Restricted Stock Unit entitles its holder to one AB InBev share (subject to any applicable withholdings).

B. Individual director remuneration

Individual director remuneration for 2022 is presented in the table below. All amounts presented are gross amounts expressed in Euro before deduction of withholding tax.

	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of Restricted Stock Units granted (4)
Maria Asuncion Aramburuzabala	10	75,000	0	75,000	3,637
Martin J. Barrington	10	255,000	21,000	276,000	10,001
Michele Burns	9	127,500	42,000	169,500	6,364
Sabine Chalmers	10	75,000	7,000	82,000	3,637
Paul Cornet de Ways Ruart	10	75,000	7,000	82,000	3,637
Grégoire de Spoelberch	10	75,000	14,000	89,000	3,637
Claudio Garcia	10	75,000	28,000	103,000	3,637
William F. Gifford (1)	9	0	0	0	0
Paulo Lemann	10	75,000	7,000	82,000	3,637
Xiaozhi Liu	10	75,000	14,000	89,000	3,637
Nitin Nohria (2)	4	51,000	4,760	55,760	0
Alejandro Santo Domingo	10	75,000	7,000	82,000	3,637
Elio Leoni Sceti	10	75,000	21,000	96,000	3,637
Cecilia Sicupira	10	75,000	7,000	82,000	3,637
Roberto Thompson Motta (3)	5	24,000	2,240	26,240	3,637
Alexandre Van Damme	10	75,000	7,000	82,000	3,637
All directors as a group		**1,282,500**	**189,000**	**1,471,500**	**60,009**

(1) William F. Gifford has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2022 and before.
(2) Mr. Nitin Nohria is a member of the Board of Directors since 27 April 2022. Mr. Nohria served as a strategic advisor to the Board prior to his appointment as Board member. In 2022, Mr. Nohria earned EUR 100,000 in this advisory capacity.
(3) Mr. Roberto Thompson was a member of the Board of Directors until 27 April 2022.
(4) No Restricted Stock Units granted to Directors vested in 2022.

AB InBev – Annual Report 2022 | 83

C. Options owned by directors

The table below sets forth, for each of the company's current directors, the number of LTI stock options they owned as of 31 December 2022 (1). LTI options are no longer awarded to directors (last grant on 25 April 2018)[1].

	LTI 26	LTI 25	LTI 24	LTI 23	LTI 22	
Grant date	**25 Apr 2018**	**26 Apr 2017**	**27 Apr 2016**	**29 Apr 2015**	**30 Apr 2014**	
Vesting date	**25 Apr 2023**	**26 Apr 2022**	**27 Apr 2021**	**29 Apr 2020**	**30 Apr 2019**	**Number of LTI stock options owned**
Expiry date	**24 Apr 2028**	**25 Apr 2027**	**26 Apr 2026**	**28 Apr 2025**	**29 Apr 2024**	
Maria Asuncion Aramburuzabala	15,000	15,000	15,000	15,000	0	60,000
Martin J. Barrington	0	0	0	0	0	0
Sabine Chalmers (2)	0	0	0	0	0	0
Michele Burns	25,500	25,500	25,500	0	0	76,500
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	15,000	75,000
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	15,000	75,000
Claudio Garcia (2)	0	0	0	0	0	0
William F. Gifford (3)	0	0	0	0	0	0
Paulo Lemann	15,000	15,000	15,000	15,000	0	60,000
Xiaozhi Liu	0	0	0	0	0	0
Nitin Nohria	0	0	0	0	0	0
Alejandro Santo Domingo	15,000	15,000	0	0	0	30,000
Elio Leoni Sceti	15,000	15,000	15,000	15,000	0	60,000
Cecilia Sicupira	0	0	0	0	0	0
Alexandre Van Damme	15,000	15,000	15,000	15,000	15,000	75,000
Strike price (Euro)	**84.47**	**104.50**	**113.25**	**113.10**	**80.83**	

(1) At the annual shareholders' meeting of 30 April 2014, all outstanding LTI warrants were converted into LTI stock options, i.e. the right to purchase existing ordinary shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the outstanding LTI warrants remained unchanged. In 2022, no LTI stock options listed in the above table were exercised by directors.

(2) Claudio Garcia and Sabine Chalmers do not hold stock options under the company's LTI Stock Options Plan for directors. However, they do still hold certain LTI stock options that were awarded to them in the past in their capacity as executives of the company. Out of these, in 2022 Sabine Chalmers exercised 230,000 LTI stock options granted on 25 November 2008 with an exercise price of EUR 10.50 and 200,325 LTI stock options granted on 1 December 2009 with an exercise price of EUR 33.24.

(3) William F. Gifford has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of his mandate in 2022 and before.

---

[1] Until 31 December 2018, the company had a long-term incentive (LTI) stock option plan for directors. All LTI grants to directors were in the form of stock options on existing shares with the following features:

- an exercise price equal to the market price of the share at the time of granting;
- a maximum lifetime of 10 years and an exercise period that starts after five years; and
- the LTI stock options cliff vest after five years. Unvested LTI stock options are subject to forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

This LTI stock option plan was replaced in 2019 with the RSU Plan described in section 8.2.1.A.b.

AB InBev – Annual Report 2022 | 84

D. Restricted Stock Units owned by directors

The table below sets forth, for each of the company's current directors, the number of Restricted Stock Units they owned as of 31 December 2022:

Grant Date	24 April 2019	3 June 2020	28 April 2021	27 April 2022	Number of Restricted Stock Units owned (2)
Vesting Date	**24 April 2024**	**3 June 2025**	**28 April 2026**	**27 April 2027**	
Maria Asuncion Aramburuzabala	2,640	4,603	3,502	3,637	14,382
Martin J. Barrington	1,641	12,662	9,635	10,001	33,939
Michele Burns	4,622	8,057	6,131	6,364	25,174
Sabine Chalmers	0	4,603	3,502	3,637	11,742
Paul Cornet de Ways Ruart	2,640	4,603	3,502	3,637	14,382
Grégoire de Spoelberch	2,640	4,603	3,502	3,637	14,382
Claudio Garcia	0	4,603	3,502	3,637	11,742
William F. Gifford (1)	0	0	0	0	0
Paulo Lemann	2,640	4,603	3,502	3,637	14,382
Xiaozhi Liu	0	4,603	3,502	3,637	11,742
Nitin Nohria	0	0	0	0	0
Alejandro Santo Domingo	2,640	4,603	3,502	3,637	14,382
Elio Leoni Sceti	2,640	4,603	3,502	3,637	14,382
Cecilia Sicupira	0	4,603	3,502	3,637	11,742
Alexandre Van Damme	2,640	4,603	3,502	3,637	14,382
All directors as a group	**24,743**	**71,352**	**54,288**	**56,372**	**206,755**

(1) William F. Gifford has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2022 and before.

(2) No Restricted Stock Units granted to Directors vested in 2022.

8.2.2. REMUNERATION REPORT RELATING TO THE EXCOM

Except as provided otherwise, the information in this section relates to the members of the ExCom as at 31 December 2022.

A. Components of executive remuneration

a. General Overview and Peer Groups

General Overview

Executive remuneration generally consists of (a) fixed base salary, (b) variable performance-related compensation (bonus), (c) long-term incentives in the form of long-term Restricted Stock Units, long-term Performance Stock Units and/or long-term stock options, (d) pension schemes (e) other components. All amounts shown below are gross amounts before deduction of withholding taxes and social security.

The ratio between fixed remuneration (consisting of items (a), (d) and (e) listed above) and on-target variable remuneration (consisting of items (b) and (c) listed above) depends on seniority levels of the executives. Our remuneration structure places a significant emphasis on share-based components, resulting in items (b) and (c) being of a relatively higher weight assuming all performance and other requirements are fully met. Variable compensation is key to the company's compensation system and is aimed at rewarding executives' short- and long-term performance. For the CEO, the award value of on-target variable remuneration for 2022 could amount to up to 94% of his total on-target compensation, assuming all performance and other requirements are fully met. For the other members of the ExCom, the award value of on-target variable remuneration for 2022 could on average amount to up to 89% of their total on-target compensation, assuming all performance and other requirements are fully met.

AB InBev – Annual Report 2022 | 85

Peer Groups

To promote alignment with market practice, executives' total compensation is reviewed against benchmarks (see section 8.1.3.A. of our remuneration policy). The Compensation Peer Group that was used as the benchmark for financial year 2022 was composed of the following companies:

2022 Compensation Peer Group		
Accenture	Johnson & Johnson	Oracle
Altria	Kraft Heinz	PepsiCo
Apple	LVMH	Philip Morris
Coca-Cola	McDonald's	Procter & Gamble
Comcast	Merck	Starbucks
Diageo	Microsoft	Walt Disney
FedEx	Nike	
IBM	Omnicom	

The Company also establishes a peer group to assess its three-year Total Shareholder Return (TSR) relative to the TSR realized for that period by a representative sample of 16 listed companies belonging to the consumer goods sector (the TSR Peer Group) (see section 8.1.3.A.c. of our remuneration policy). The below TSR Peer Group was used for Performance Stock Units granted in 2022:

2022 TSR Peer Group		
3M	Heineken	Procter & Gamble
Altria	Kraft Heinz	Reckitt Benckiser
Carlsberg	Mondelez	Starbucks
Coca-Cola	Nestlé	Unilever
Colgate-Palmolive	PepsiCo	
Diageo	Philip Morris	

b. Base salary

In 2022, based on his employment contract, Michel Doukeris earned a fixed annual base salary of EUR 1.33 million (USD 1.39 million), while the other members of the ExCom earned an aggregate annual base salary of EUR 2.05 million (USD 2.16 million).

c. Variable performance-related compensation (bonus) – Share-based compensation plan

The effective payout of variable performance-based compensation (bonus) in respect of financial year 2022 is directly correlated with performance, i.e. linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics, whereby below a hurdle of individual target achievement, no variable compensation is earned.

The Board of Directors sets targets for eligibility to a bonus payout. Company and business unit targets are based on performance metrics which focus on top-line growth, profitability and long-term value creation. The individual targets are derived from the Company's ten-year plan which is the foundation of our strategy and which is defined by three strategic pillars: Lead and Grow the Category, Digitize and Monetize our Ecosystem and Optimize our Business.

For financial year 2022, the performance metrics for the ExCom and their relative weights were:

Component	Weighting	Performance measures
Company Targets	 40%	Organic EBITDA
Business Unit Target	 30%	Organic Net revenue (50%) Organic EBITDA (20%) Organic Cash Flow (30%)
Individual Targets	 30%	Targets based on the strategic pillars underlying our 10-year plan

AB InBev – Annual Report 2022 | 86

Variable compensation (bonus) for performance in 2022 – To be paid in March 2023

Based on its performance and results in 2022, the company overachieved its aggregated company and business unit performance targets.

For the year 2022, Michel Doukeris earned a bonus of EUR 5.66 million (USD 5.95 million). The other members of the ExCom (as at 31 December 2022) earned an aggregate bonus of EUR 5.03 million (USD 5.29 million).

The amount of variable compensation (bonus) is based on the company's performance during the year 2022 and the executive's individual target achievement. The variable compensation will be paid in or around March 2023.

Executives will receive their bonus for financial year 2022 in cash but are encouraged to invest some or all of its value in Voluntary Shares. Such voluntary investment leads to a discount of up to 20% and a grant of one and a half (1.5) Matching Shares by the company for each Voluntary Share invested up to a limited total percentage of each executive's bonus in accordance with the remuneration policy of the company that applies for bonuses in respect of financial year 2022 onwards.

Variable compensation (bonus) for performance in 2021 – Paid in March 2022

The following table sets forth information regarding the number of Voluntary Shares acquired by, and Matching Shares and Discounted Shares granted to, our CEO and the other members of our ExCom in March 2022 under the Share-based compensation plan in respect of the variable compensation (bonus) awarded for performance in 2021 as described in the remuneration report for financial year 2021. The CEO and the other members of our ExCom invested the full amunt of their bonus in Voluntary Shares. The Matching Shares (in an amount of three (3) Matching Shares for each Voluntary Share) and Discounted Shares were granted in the form of Restricted Stock Units of which half will vest after three years (on 1 March 2025) and the other half after five years (1 March 2027) in accordance with the remuneration policy of the company that applied for bonuses in respect of financial year 2021. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

Name	Voluntary Shares Acquired	Matching and Discounted Shares Granted
Michel Doukeris (CEO)(1)	71,570	347,645
David Almeida	16,408	78,238
John Blood	20,616	94,370
Fernando Tennenbaum	19,988	99,471

(1) Carlos Brito acquired 34,033 Voluntary Shares and was granted 173,822 Matching Shares in March 2022 in respect of the variable compensation (bonus) awarded for the performance of his role as CEO until 30 June 2021 as described in the remuneration report for financial year 2021.

d. Long-term incentives

Annual long-term incentive restricted stock units (RSUs)

On 1 March 2022, 137,648 annual long-term incentive Restricted Stock Units (RSUs) for 2021 were granted to Michel Doukeris. In accordance with the remuneration policy of the company that applied in respect of financial year 2021, half of these Restricted Stock Units cliff vest over a three-year period (1 March 2025) and the other half cliff vest over a five-year period (1 March 2027). In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

On 14 December 2022, annual long-term Restricted Stock Units for 2022 were granted to Michel Doukeris (243,212 RSUs), David Almeida (39,668 RSUs), John Blood (30,833 RSUs) and Fernando Tennenbaum (43,413 RSUs). In accordance with the remuneration policy that applies in respect of financial year 2022 onwards, these Restricted Stock Units cliff vest over a three-year period (14 December 2025). In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

Annual long-term incentive performance stock units (PSUs)

On 14 December 2022, annual long-term Performance Stock Units (PSUs) for 2022 were granted to Michel Doukeris (62,475 PSUs), David Almeida (11,378 PSUs), John Blood (10,332 PSUs) and Fernando Tennenbaum (12,573 PSUs).

The Performance Stock Units cliff vest over a three-year period (14 December 2025). In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

See section 8.2.2.A.a. for the applicable TSR Peer Group.

AB InBev – Annual Report 2022 | 87

Exceptional long-term incentives In 2022, no grants were made to members of the ExCom under the historic exceptional long-term incentive plans described in section 8.1.3.A.c. Recurring Specific long-term Restricted Stock Unit programs In 2022, no grants were made to members of the ExCom under the company’s other recurring specific long-term Restricted Stock Unit programs (as described in section 8.1.3.A.c.). Exchange of share ownership program In 2022, no member of the ExCom participated in the company’s exchange of share ownership program (as described in section 8.1.3.A.c). Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives In 2022, no member of the ExCom participated in any of the company’s programs for maintaining consistency of benefits granted and for encouraging global mobility of executives (as described in section 8.1.3.A.c). e. Pension schemes The CEO and the other members of the ExCom participate in a defined contribution plan. The annual contribution that was paid by the company for Michel Doukeris amounted to approximately USD 0.19 million in 2022. The contributions for the other members of the ExCom amounted to approximately USD 0.03 million in aggregate in 2022. f. Other benefits Executives are also entitled to disability, life, medical (including vision and dental) and Group Variable Universal Life (GVUL) insurance and perquisites that are competitive with market practices, the costs of which together amounted in 2022 to approximately USD 0.03 million for Michel Doukeris and approximately USD 0.08 million in aggregate for the other members of the ExCom. B. Minimum threshold of shares to be held by members of the ExCom The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the ExCom to one year of base salary (gross). Newly appointed ExCom members have three years to reach such threshold following the date of their appointment. C. Main contractual terms and conditions of employment of members of the Executive Committee (ExCom) in 2022 See section 8.1.3.C for a description of the main contractual terms and conditions of employment of members of the ExCom, including termination arrangements. D. Reclaim of variable remuneration Malus provisions have been included in the share-based compensation and long-term incentive plans relating to grants made in 2022 (see section 8.1.3.D.). No variable remuneration was reclaimed in 2022. AB InBev – Annual Report 2022 çç 88

E. Options owned by members of the ExCom

The table below sets forth the number of LTI stock options owned by the members of our ExCom as of 31 December 2022 under the annual LTI stock option plan (see section 8.1.3.A.c).

	LTI options	LTI options	LTI options	LTI options	LTI options	LTI options
Grant date	30 Nov 2012	02 Dec 2013	01 Dec 2014	01 Dec 2015	22 Dec 2015	01 Dec 2016
Vesting date	30 Nov 2017	02 Dec 2018	01 Dec 2019	01 Dec 2020	22 Dec 2020	01 Dec 2021
Expiry date	29 Nov 2022	01 Dec 2023	30 Nov 2024	30 Nov 2025	21 Dec 2025	30 Nov 2026
ExCom (1)	0(2)	83,922	113,468	36,035	45,837	36,728
Strike price (EUR)	66.56	75.15	94.46	121.95	113.00	98.04

	LTI options	LTI options	LTI options	LTI options	LTI options
Grant date	20 Jan 2017	01 Dec 2017	22 Jan 2018	25 Jan 2019	02 Dec 2019
Vesting date	20 Jan 2022	01 Dec 2022	22 Jan 2023	25 Jan 2024	02 Dec 2024
Expiry date	19 Jan 2027	30 Nov 2027	21 Jan 2028	24 Jan 2029	01 Dec 2029
ExCom (1)	75,756 (3)	19,112 (4)	146,486	306,794	377,402
Strike price (EUR)	98.85	96.70	94.36	65.70	71.87

(1) No options were exercised in 2022 by members of the ExCom.
(2) The following options granted on 30 November 2012 expired on 29 November 2022:
    a. 30,124 options held by David Almeida.
    b. 21,588 options held by Fernando Tennenbaum.
    c. 5,168 options held by John Blood.
(3) The following options granted on 20 January 2017 vested on 20 January 2022 with an exercise price of 98.85 EUR:
    a. 29,137 options held by David Almeida.
    b. 46,619 options held by Michel Doukeris.
(4) The following options granted on 1 December 2017 vested on 1 December 2022 with an exercise price of 96.70 EUR:
    a. 19,112 options held by Fernando Tennenbaum.

The table below sets forth the number of options owned by the members of the ExCom as of 31 December 2022(1) under the November 2008 Exceptional Option Grant.

	November 2008 Exceptional Grant options Series B – Dividend Waiver 09
Grant date	1 Dec 2009
Vesting date	01 Jan 2019
Expiry date	24 Nov 2023
ExCom (2)	228,943
Strike price (EUR)	33.24

(1) The outstanding stock options have a duration of 15 years as from granting and vested on 1 January 2019. The exercise of the stock options is subject, among other things, to the condition that the company meets a performance test. This performance test, which was met, required the net debt/EBITDA, as defined (adjusted for exceptional items) ratio to fall below 2.5 before 31 December 2013.
(2) No options were exercised in 2022 by members of the ExCom.

AB InBev – Annual Report 2022 | 89

The table below sets forth the number of options granted under exceptional long-term plans owned by the members of the ExCom as of 31 December 2022 (see section 8.1.3. A.c).

	2020 Incentive Stock Options	Integration Incentive Stock Options	Integration Incentive Stock Options	Long Run Stock Options Incentive Plan	March 2020 Stock Option Incentive
Grant date	22 Dec 2015	15 Dec 2016	5 May 2017	1 Dec 2017	25 Mar 2020
Vesting date	22 Dec 2020	1 Jan 2022	1 Jan 2021	1 Jan 2028[(1)]	25 Mar 2025
Expiry date	21 Dec 2025	31 Dec 2026	31 Dec 2026	31 Dec 2032	24 Mar 2030
ExCom [(4)]	0 [(2)]	0 [(3)]	0 [(3)]	2,503,130	4,980,927
Strike price (EUR)	113.00	97.99	109.10	96.70	40.40

(1) The exercisability of the Long Run Stock Options is subject, among other things, to the condition that the company meets a performance test. This performance test is based on an organic EBITDA compounded annual growth rate target.
(2) The exercisability of the 2020 Incentive Stock Options was subject, among other things, to the condition that the company met a performance test. This performance test was based on a net revenue amount which had to be achieved by 31 December 2022 at the latest. The following options lapsed in 2022 since the performance test was not met by that date:
  a. 143,471 options with a strike price of 113.00 EUR held by Fernando Tennenbaum.
  b. 47,823 options with a strike price of 113.00 EUR held by John Blood.
(3) The exercisability of the Integration Stock Options was subject, among other things, to the condition that the company met a performance test. This performance test was based on an EBITDA compounded annual growth rate target and could be complemented by additional country or zone specific or function specific targets which had to be achieved by 31 December 2021 at the latest. The following options lapsed in 2022 since the performance test was not met by that date:
  a. 173,628 options with a strike price of 97.99 EUR held by Fernando Tennenbaum.
  b. 261,706 options with a strike price of 109.10 EUR held by David Almeida.
(4) No options were exercised in 2022 by members of the ExCom.

F. Restricted Stock Units owned by members of the ExCom

The table below sets forth the number of Restricted Stock Units owned by the members of the ExCom as of 31 December 2022[(1)].

	December 2012 Exceptional RSU B	December 2014 Exceptional RSU B	Matching Shares March 2017	Matching Shares March 2018	August 2018 Performance RSU	Matching Shares March 2019	Matching Shares July 2019
Grant date	14 Dec 2012	17 Dec 2014	3 Mar 2017	2 Mar 2018	14 Aug 2018	4 Mar 2019	29 Jul 2019
Vesting date	14 Dec 2022	17 Dec 2024	3 Mar 2022	2 Mar 2023	14 Aug 2023	4 Mar 2024	29 Jul 2024
ExCom	0	10,902	0	79,203	55,425	17,117	42,591

	Matching Shares March 2020	March 2020 RSU grant	December 2020 LTI RSU A	December 2020 LTI RSU B	December 2021 LTI RSU A	December 2021 LTI RSU B
Grant date	2 Mar 2020	25 Mar 2020	14 Dec 2020	14 Dec 2020	13 Dec 2021	13 Dec 2021
Vesting date	2 Mar 2025	25 Mar 2025	14 Dec 2023	14 Dec 2025	13 Dec 2024	13 Dec 2026
ExCom	10,934	1,291,917	35,434	35,431	26,070	26,070

	March 2022 LTI RSU grant A	March 2022 LTI RSU grant B	Matching Shares March 2022 grant A	Matching Shares March 2022 grant B	December 2022 LTI RSU
Grant date	1 Mar 2022	1 Mar 2022	1 Mar 2022	1 Mar 2022	14 Dec 2022
Vesting date	1 Mar 2025	1 Mar 2027	1 Mar 2025	1 Mar 2027	14 Dec 2025
ExCom	68,824	68,824	309,863	309,861	357,126

(1) The following Restricted Stock Units vested in 2022:
  a. 2,059 Restricted Stock Units granted on 3 March 2017 held by John Blood vested on 3 March 2022 at a price of EUR 52.22.
  b. 7,388 Restricted Stock Units granted on 14 December 2012 held by John Blood vested on 14 December 2022 at a price of EUR 57.19.

AB InBev – Annual Report 2022 | 90

G. Performance stock units owned by members of excom The table below sets forth the number of Performance Stock Units owned by the members of the ExCom as of 31 December 2022. December 2022 LTI PSU Grant date 14 Dec 2022 Vesting date 14 Dec 2025 ExCom 96,758 8.2.3. PAY RATIO For 2022, the ratio between the remuneration of the highest paid member of the ExCom and the lowest paid employee of the Company (Anheuser-Busch InBev SA/NV) was 182 to one. For purposes of calculating the ratio, the following components have been taken into account to determine the total remuneration for 2022: (a) base salary, (b) variable performance-related compensation (bonus) definitively acquired in 2022 (if any), (c) long-term incentives vested in 2022 (if any), (d) pension contributions and (e) other cash and non-cash benefits (e.g. health plans, etc.). Expat allowances (if any) have been excluded from the calculation, since they mainly represent the reimbursement of additional expenses incurred by the employee as a result of the assignment abroad. Our pay ratio may vary significantly year-to-year due to a number of factors such as the high proportion of variable performance related compensation (bonus) and long-term incentives in the total compensation package for our top management (including the members of the ExCom) and exchange rate movements between reporting years. AB InBev – Annual Report 2022 çç 91

8.2.4. COMPARATIVE INFORMATION ON THE CHANGE OF REMUNERATION AND COMPANY PERFORMANCE

The below table contains information on the annual change of (i) the remuneration of the directors and the members of the ExCom, (ii) the performance of the company and (iii) the average remuneration on a full-time equivalent basis of employees of the company (other than the persons under item (i)), over the five most recent financial years.

As explained in section 8.2.3 above, ExCom remuneration varies significantly year-to-year due to a number of factors such as the high proportion of variable performance related compensation (bonus) and long-term incentives in the total compensation package for our top management (including the members of the ExCom) and exchange rate movements between reporting years.

Comparative table on the change of remuneration and company performance over the last five reported financial years

Annual change in %	2018 vs 2017	2019 vs 2018	2020 vs 2019	2021 vs 2020	2022 vs 2021
1. Average remuneration of the directors (total)					
Board Members[(1)]	(40%)	6%	0%	0%	0%
2. Average remuneration of the ExCom members (total)					
ExCom Members[(2)]	(62%)	> 100%[(3)]	(97%)	>100%[(4)]	(27%)
3. AB InBev performance (Group)					
EBITDA (organic)[(5)]	8%	3%	(13%)	12%	7%
Net Revenue (organic)[(5)]	5%	4%	(4%)	16%	11%
GHG Emissions[(6)]	(8%)	(10%)	(7%)	(22%)	(8)%
4. Average remuneration on a FTE basis of employees of the Company					
Employees of the Company[(7)]	(16%)	48%	4%	22%	(14%)

Explanatory notes

1. Average remuneration of Board members for a given financial year calculated on the basis of total value of cash components due in respect of the relevant year and the value (if any) of share based components that vested during such year, divided by the number of directors that sat on the Board as per the end of that year (excluding directors, if any, who have waived their entitlement to director remuneration).
2. Average remuneration of the members of the ExCom for 2022, 2021, 2020 and 2019 calculated on the basis of the total value of cash components (i.e. base salary, bonus, benefits, etc.) due in respect of the relevant year and the value (if any) of share-based components that vested during such year, for all executives who sat on the ExCom as per the end of that year. On the same basis, for financial year 2022, the proportion of fixed and variable remuneration of the CEO is 21%/79% and the average relative proportion of fixed and variable remuneration of the other members of the ExCom is 28%/72%.

   The ExCom was established with effect as from 1 January 2019 and is the successor to the former Executive Board of Management (EBM). Hence, for comparison purposes, the average remuneration depicted for the years 2017-2018 was calculated on the same basis for those members of the former EBM historically exercising the functions held by the current members of the ExCom.

   For the purposes of the average remuneration of the members of the ExCom for 2021, we considered the amounts for the respective periods as CEO for Carlos Brito (until 30 June 2021) and Michel Doukeris (as from 1 July 2021).
3. The significant increase between 2019 and 2018 is driven by the vesting on 1 January 2019 of the following aggregate stock options granted in 2008 and 2009 to three ExCom members (as of 2019): (a) 2.2 million November 2008 Exceptional Grant Options (series B) with a strike price of EUR 10.32, (b) 0.36 million November 2008 Exceptional Grant Options (series B) with a strike price of EUR 10.50, and (c) 1.6 million Dividend Waiver Series Options of December 2009 with a strike price of EUR 33.24. The share price on the vesting date was EUR 57.40.
4. The significant increase between 2021 and 2020 is because for the year 2020, no bonus was earned by the members of the ExCom, whereas for the year 2021, the members of the ExCom earned a bonus of EUR 12.9 million (USD 15.3 million) in aggregate.
5. Based on organic Group EBITDA and organic Net Revenue numbers reported in the full year results announcement published by the company for the relevant financial year. The numbers as from 2017 onwards reflect the enlarged scope post-combination with SAB. The 2018 results were restated considering (i) the adoption of new IFRS rules on lease accounting (IFRS 16 Leases) under the full retrospective approach on 1 January 2019 and (ii) the classification of our Australian business as discontinued operations.
6. Based on GHG Emissions Scope 1+2 ($kgCO_2e/hl$) numbers for the AB InBev Group as published in the 2022 ESG Report. It is to be noted that the GHG Emissions Scope 1+2 ($kgCO_2e/hl$) numbers before 2017 reflect the situation for the AB InBev Group pre-combination with SAB. The numbers as from 2017 onwards reflect the enlarged scope post-combination with SAB.
7. Calculated on a Belgian GAAP basis (the sum of line items 620, 622, 623 and 624 of the statutory annual accounts divided by the number of FTE of Anheuser-Busch InBev SA/NV set forth in line item 1003 in the social balance annex to the statutory accounts).

AB InBev – Annual Report 2022 | 92

Contacts

Registered Office

AB InBev
Grand-Place 1
1000 Brussels
Belgium

Global Headquarters - Belgium

AB InBev
Brouwerijplein 1
3000 Leuven
Belgium

Functional Management Office

AB InBev
250 Park Avenue
Floor 2
New York, NY 10177
United States

Africa

South African Breweries
65 Park Lane
Sandown
Johannesburg
South Africa

Asia Pacific

26F Raffles City Shanghai Office Tower
268 Middle Xizang Road
Shanghai, 200001
China

Europe InBev Belgium

Brouwerijplein 1
3000 Leuven
Belgium

Latin America COPEC

Bavaria
Carrera 53A 127-35
Bogotá
Colombia

Latin America North

Cervejaria Ambev
Corporate Park
Rua Dr. Renato Paes de Barros 1017 4th Floor
04530-001, Sao Paulo
Brazil

Latin America South

Cervecería y Maltería Quilmes
Av. 12 de Octubre y Gran Canaraia s/n
(B1878AAB) Quilmes
Provincia de Buenos Aires
Argentina

Middle Americas

Grupo Modelo S.A. de C.V.
Cerrada de Palomas 22, piso 5
Colonia Reforma Social
CP 11650
Mexico

North America

Anheuser-Busch Co. Inc.
One Busch Place
St. Louis, MO 63118
United States

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Registered trademarks

The following brands are among the registered trademarks of Anheuser- Busch InBev SA/NV or one of its affiliated companies:

Global brands

Budweiser, Corona and Stella Artois

International brands

Beck's, Castle, Hoegaarden, Leffe and Michelob ULTRA

Local brands

10 Barrel, Aguila, Alexander Keith's, Alta Palla, Ama, Andes, Antarctica, Archibald, Atlas, Babe, Balboa, Bathtub Gin, Barrilito, Bass, BBC, Beck's Ice, Becker, Belle-Vue, Birra del Borgo, Black Crown Gin, Blasfemia, Blue Point, Boddingtons, Bohemia, Boxing Cat, Brahma, Breckenridge, Brutal Fruit, Bud Zero, Bud 66, Bud Light, Bud Light Seltzer, Busch, Busch Light, Cafri, Camden Town, Camden Hells, Carling Black Label, Cass, Castle Lite, Club, Club Colombia, Colorado, Corona Agua Rifada, Corona Sunbrew, Corona Tropical, Cristal, Cubanisto, Cucapá, Cusqueña, Cutwater, Devils Backbone, Diebels, Diekirch, Eagle Lager, Elysian, Estrella Jalisco, Flying Fish, Four Peaks, Franziskaner, Ginette, Golden Road, Goose Island, Guaraná Antarctica, Haake-Beck, HANMAC, Harbin, Harbin Cristal, Hasseröder, Hayward 5000, Hertog Jan, HiBall, Impala, Jinling, Julius, Jupiler, Kaiba, Karbach, Kilimanjaro, King of Beers, Kokanee, Kombrewcha, Kona, Kwak, Labatt, Lakeport, La Virgen, Leffe 0.0, Leon, Löwenbräu, Mackeson, Magnífica, Mexicali, Mike's, Mike's Hard Seltzer, Mill Street, Modelo, Modelo Especial, Modelo Pura Malta, Montejo, Mosi, Nativa, Natty Daddy, Natural Light, Natural Light Seltzer, Negra Modelo, Norte, Nossa, Nuestra Siembra, NÜTRL, O'Doul's, OB, Oland, Paceña, Pacifico, Patagonia, Patricia, Pilsen, Pilsen Callao, Pilsener, Poker, Pony Malta, Presidente, Pure Draught, Quilmes, Quilmes Zero, Redd's, Safari, Salva Vida, Sedrin, Shiliang, Shock Top, Skol, Spaten, Stanley Park, Tijuana, Tripel Karmeliet, Tropical, Vieux Temps, Victoria, Wäls, Whitbread, Wicked Weed.

For some of our most recent innovations, trademark applications are still pending and haven't matured to registration yet.

The following brands are registered trademarks co-owned with third parties:

- PerfectDraft: co-owned with Koninklijke Philips N.V.
- Clean Waves: co-owned with Parley LLC

Responsible Editor

Kate Laverge

Project Lead

Ana Zenatti

Special thanks to all our colleagues from AB InBev who made this Annual Report a reality.

Design and Production

ChrisCom

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www.fsc.org
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Paper from responsible sources
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U kan dit rapport in het Nederlands raadplegen op onze website: www.ab-inbev. com

Vous pouvez consulter ce rapport en français sur notre site web: www.ab-inbev.com

Anheuser-Busch InBev NV/SA
Brouwerijplein 1B-3000 Leuven
Belgium
Tel: +32 16 276 111

Register of Companies

0417.497.106

AB InBev - Annual Report 2022 | 94